UNCHANGING VALUES

in a
changing world



**GREAT SOUTHERN
BANCORP, INC.**

2023 Annual Report for Stockholders

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
800-749-7113

MAILING ADDRESS
P.O. Box 9009
Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the Company, call Computershare at 800-368-5948, (outside of the U.S. 781-575-4223), or visit computershare.com.

FORM 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's website at GreatSouthernBank.com, the SEC website or without charge by request to:
Investor Relations
Great Southern Bancorp, Inc.
P.O. Box 9009
Springfield, MO 65808

INVESTOR RELATIONS
Kelly Polonus
Great Southern Bank
P.O. Box 9009
Springfield, MO 65808

AUDITORS
FORVIS, LLP
P.O. Box 1190
Springfield, MO 65801-1190

LEGAL COUNSEL
Silver, Freedman, Taff and Tiernan, LLP
3299 K St., N.W., Suite 100
Washington, DC 20007

Carnahan Evans, P.C.
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Computershare
Stockholder correspondence:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

800-368-5948
781-575-4223 outside of the U.S.
Hearing Impaired # TDD: 800-952-9245

Questions and inquiries via the website,
computershare.com




35th Annual Meeting of Stockholders
May 8, 2024 | Virtual Meeting | 10 am CDT

Corporate Profile

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $5.8 billion in total assets, with more than 1,100 dedicated associates serving 131,000 households.

Headquartered in Springfield, Missouri, the Company operates offices in 12 states, including 89 retail banking centers in Missouri, Arkansas, Iowa, Kansas, Minnesota and Nebraska and seven loan production offices in the cities of Atlanta, Charlotte, Chicago, Dallas, Denver, Omaha and Phoenix.

Great Southern offers one-stop shopping with a comprehensive lineup of financial services that give customers more choices for their money. Customers can choose from a wide variety of checking accounts, savings accounts and lending options. With the understanding that convenient access to banking services is a top priority, customers can access the Bank when, where and how they prefer, whether it is through a banking center, digital banking, an ATM/ITM or by telephone.

Stock Information

The Company's common stock is listed on the NASDAQ Global Select Market under the symbol "GSBC."

As of December 31, 2023, there were 11,804,430 total shares of common stock outstanding.

The last sale price of the Company's Common Stock on December 31, 2023 was $59.35.

High/Low Stock Price

	2023		2022		2021	
	High	**Low**	**High**	**Low**	**High**	**Low**
First Quarter	$60.18	$49.04	$62.70	$56.94	$60.55	$47.22
Second Quarter	56.00	45.39	61.17	56.17	58.48	52.81
Third Quarter	57.72	45.66	63.95	50.30	57.01	49.53
Fourth Quarter	61.94	46.60	64.16	57.15	59.90	55.00

Regular Dividend Declarations

	2023	2022	2021
First Quarter	$.40	$.36	$.34
Second Quarter	.40	.40	.34
Third Quarter	.40	.40	.36
Fourth Quarter	.40	.40	.36



William V. Turner
Chairman of the Board

Joseph W. Turner
President and
Chief Executive Officer

To our fellow stockholders:

As we reflect on the achievements and challenges of the past year, we are honored to share Great Southern Bank's 2023 annual report. The theme of this year's annual report is "Unchanging values for a changing world." Despite the ever-evolving landscape of the banking industry, we remain grounded in our values, which have been the cornerstone of our enduring success.

As we continue our journey, our core values will guide everything we do at Great Southern. Doing what's right is more than just a motto; it is a philosophy that underscores our responsibility to be fair and respectful in all interactions. Our dedication to teamwork fosters an environment where collaboration and support are encouraged and celebrated, driving us toward shared objectives and collective success. Mutual respect is the foundation upon which we build relationships, valuing diversity and treating everyone with dignity. And our uncompromising ethical standards ensure that every decision and action we take is grounded in honesty and integrity. These values are not merely words on a page but define who we are as a company and set the standard for how we conduct ourselves in every aspect of our business.

At Great Southern, we firmly believe that our associates' dedication to our customers sets us apart in the industry. Their tireless efforts and genuine care shine through in every interaction, reflecting a level of engagement beyond the ordinary. It is this extraordinary capability, combined with an innate desire to make a difference, that defines our corporate culture and propels us forward. Understanding that the caliber of our associates directly impacts our success, we prioritize a culture where every person feels valued, supported, and empowered. This commitment isn't just about doing what's right – it is an investment in our long-term prosperity.

By nurturing a talented and engaged workforce, we drive operational excellence and customer satisfaction, which translates into increased stockholder value over the long term. Their dedication, expertise, and commitment to excellence directly impact our operational efficiency, customer satisfaction, and overall financial performance. As we continue to invest in our people and deliver new solutions to our customers, we remain confident in our ability to generate long-term value for all stakeholders.

2023 in Review

Going into 2023, the banking industry expected strong headwinds with anticipated ongoing interest rate increases by the Federal Open Market Committee. These continued periodic interest rate increases through July 2023, and three large bank failures in March 2023, drove liquidity concerns leading to mounting deposit pricing pressure and low loan demand. Great Southern, due to significant competition and deposit mix changes, experienced higher deposit costs throughout the year, with the rate of increase tapering off in the fourth quarter. These higher deposit costs and certain expense items (further described in our Annual Report on Form 10-K) played key roles in our earnings of $67.8 million in 2023, down by $8.1 million from 2022. Our net interest margin was 3.57% in 2023 compared to 3.80% for the previous year. For 2023, our return on average assets was 1.19%, and our return on average equity was 12.31%.

Importantly, our capital position remained strong and significantly exceeded regulatory well-capitalized thresholds. At the end of 2023, total stockholders' equity was $571.8 million, or 9.8% of total assets, increasing $38.7 million from the end of 2022. Book value increased from $43.58 per common share to $48.44 per common share during 2023. Total dividends of $1.60 per common



share were declared during 2023. Additionally, we continued to prioritize stock repurchases, acquiring approximately 450,000 shares of our common stock at an average price of $51.38 per share during the year. These initiatives highlight our dedication to enhancing shareholder value while maintaining prudent capital management practices.

Amid heightened competition and evolving market dynamics, we remained consistent in our commitment to meeting the diverse banking needs of our customers. Despite the interest rate environment headwinds, we maintained a proactive approach to managing our deposit portfolio, strategically balancing the mix of funding sources to maintain ample liquidity. Our ability to adapt to changing market conditions and effectively deploy funding resources underscores our resilience and agility as a financial institution. As we look to the future, delivering value and stability to our depositors while actively managing the competitive landscape dynamics will continue to be a focus.

Throughout 2023, we remained steadfast in our commitment to prudent risk management and strategic loan growth. New loan production and general lending activity were down as expected during the year. Total outstanding loans, excluding mortgage loans held for sale, increased by $83.8 million, or 1.8%, from $4.51 billion at December 31, 2022, to $4.60 billion at December 31, 2023. Growth primarily came from the multi-family loan and commercial business loan categories, partially offset by a reduction in construction loans and one- to four-family residential loans. Much of the growth from the multi-family loan segment was the movement from unfunded construction line availability to fund construction projects. Credit quality remained exceptional during 2023, with non-performing assets and delinquencies continuing to be maintained at historically low levels. This disciplined approach indicates our commitment to preserving asset quality and ensuring the long-term stability of our loan portfolio, positioning us for sustained growth while effectively managing risk.



Total Assets
$5.81 Billion

Total Deposits
$4.72 Billion

Total Loans
$4.60 Billion

$48.44
Book Value per Common Share

$67.80 Million
2023 Total Net Income



2019   2020   2021   2022   2023

2019   2020   2021   2022   2023

$152.77
Total Return Five Year Cumulative



- Great Southern Bancorp, Inc.
- NASDAQ Composite Index
- S&P U.S. BMI Banks - Midwest Region Index

The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns on the NASDAQ Composite Index and the S&P U.S. BMI Banks – Midwest Region Index for the period December 31, 2018 through December 31, 2023. The graph assumes that $100 was invested in GSBC Common Stock and in each of the indices on December 31, 2018 and that all dividends were reinvested.

Source: S&P Global Market Intelligence © 2024



2024 and Beyond

As we navigate the uncertainties presented by the economic and geopolitical landscape, we are focused on ensuring that Great Southern is well-positioned to weather any challenges that may arise. We understand that the decisions we make today will shape the future success of our company, and we stand resolute in our commitment to serving the long-term interests of all our stakeholders.

In the coming year, our focus is on deepening our relationships with our customers, providing them with innovative solutions, personalized service, and exceptional experiences. From assisting young families in achieving homeownership dreams to supporting businesses in their growth endeavors, we remain dedicated to being their trusted financial partner every step of the way, helping them achieve their goals and aspirations.

Additionally, we are deeply committed to strengthening the bonds with the communities we serve, actively engaging in initiatives that foster growth, resilience, and prosperity. By partnering with local organizations and investing in community development projects, we aim to create lasting positive change and contribute to the well-being of our neighborhoods, ensuring they thrive.

We owe a debt of gratitude to our more than 1,100 associates who show up daily, ready to serve our

customers and support one another, embodying the true spirit of teamwork and commitment. Their resilience and dedication have been the driving force behind our continued success. We are deeply grateful for their contributions – their work matters and goes beyond being merely a job. We help people and institutions finance and achieve their aspirations, lifting individuals, homeowners, and businesses in every community we serve. Our associates' hard work, passion, and commitment propel us forward, even in the face of uncertainty. We have always placed our trust in the people of Great Southern, and we have never been disappointed.

We recognize that our success hinges not only on our talented workforce but also on effective leadership. At the end of 2024, we expect and have planned for the retirement of a key member of our management team, Chief Retail Banking Officer Kris Conley. Kris has been an integral part of our organization since 1998, assuming the role of Director of Retail Banking in 2010. In early 2023, Kris announced his intent to retire in December of 2024, marking the end of nearly three decades of invaluable contributions to our company. Kris's unwavering dedication to excellence and keen insight into retail banking operations have driven growth and maximized customer satisfaction.

We are pleased to share that Laura Smith, formerly responsible for managing Investments, will succeed Kris Conley as the new Chief Retail Banking Officer. Laura first joined Great Southern Bank in 2003, and her extensive experience and collaborative approach have positioned her as an ideal candidate to lead our banking centers, which serve as the cornerstone of our network. With Laura's guidance and expertise, we are confident in our ability to maintain operational excellence and deliver unparalleled service to our customers.

We extend our appreciation to our Board of Directors for their indispensable guidance and support. Their talents and extensive knowledge continue to enrich our company, steering us toward continued success. In particular, we are delighted to welcome Amelia "Amy" Counts to our Board. Appointed as a Director in December 2023, Amy brings a wealth of experience as the regional vice president of sales at Wise F&I in St. Louis, Missouri. Amy's track record of surpassing sales growth objectives and orchestrating successful negotiations underscores her exceptional leadership.

Finally, with a steadfast focus on delivering sustainable long-term value for our stockholders, we remain committed to prudent financial management, strategic investments, and operational excellence. We understand the trust you have placed in us as stewards of your capital, and we take this responsibility seriously. Your investment allows us to drive strong performance and deliver superior returns, and for that, we extend our sincerest appreciation. Together, we will continue to navigate the ever-changing banking landscape with resilience and determination, creating value for both our stockholders and our communities.

From our associates to our customers, our communities to stockholders, we are grateful for your continued support and trust as we embark on this journey together.

We welcome your feedback at any time.



William V. Turner

Joseph W. Turner

GREAT SOUTHERN BANCORP, INC. DIRECTORS


Kevin R. Ausburn
Board Member; Chairman and CEO, SMC Packaging Group


Debra Mallonee (Shantz) Hart
Board Member; Attorney; Owner, Housing Plus, LLC and Sustainable Housing Solutions


Julie Turner Brown
Board Member; Shareholder, Carnahan Evans, P.C.


Douglas M. Pitt
Board Member; Owner, Pitt Technology Group, LLC and Pitt Development Group, LLC and Care to Learn Founder


Thomas J. Carlson
Board Member; President, Mid America Management, Inc.


Earl A. Steinert, Jr.
Board Member; Co-owner, EAS Investment Enterprises, Inc.; CPA


Amelia A. Counts
Board Member; Regional Vice President of Sales, Wise F&I


William V. Turner
Chairman of the Board
Great Southern Bancorp, Inc.


Steven D. Edwards
Board Member; Retired – CoxHealth


Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.

GREAT SOUTHERN LEADERSHIP TEAM

Kevin Baker
Chief Credit Officer

Tammy Baurichter
Controller

John Bugh
Chief Lending Officer

Kris Conley
Chief Retail Banking Officer

Rex Copeland
Chief Financial Officer

Debbie Flowers
Director of Credit Risk Administration

Henry Heimsoth
Director of Commercial Lending

Eric Johnson
Chief Information Officer

Mark Maples
Chief Operations Officer

Jeff Patrick
Director of Physical Operations

Kelly Polonus
Chief Communications and Marketing Officer

Ryan Storey
Director of Loan Operations

Laura Smith
Managing Director of Retail Banking

Matt Snyder
Chief Human Resources Officer

Bryan Tiede
Chief Risk Officer

Joseph W. Turner
President and Chief Executive Officer

IN MEMORIUM


Larry D. Frazier

It is with great sadness that we announce that Larry D. Frazier, a valued member of the Board of Directors, passed away on November 21, 2023. Great Southern benefited from Mr. Frazier's knowledge, insight and trusted guidance for more than 40 years. We are forever grateful for his dedicated service. Mr. Frazier was elected a director of Great Southern Financial Corporation in 1976. In 1992, he was appointed a director of Great Southern Bank and Great Southern Bancorp, Inc. Mr. Frazier's legacy of integrity and wisdom will always be remembered, leaving a lasting impact on our company. We honor his memory and the profound influence he had on Great Southern.

Selected Financial Data

The following sets forth selected consolidated financial information and other financial data of the Company. The summary statement of financial condition information and statement of income information are derived from our consolidated financial statements, which have been audited by FORVIS, LLP. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.

Summary Statement of Financial Condition Information

(Dollars in Thousands)

	December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Assets	$5,812,402	$5,680,702	$5,449,944	$5,526,420	$5,015,072
Loans receivable, net	4,595,469	4,511,647	4,016,235	4,314,584	4,163,224
Allowance for credit losses on loans	64,670	63,480	60,754	55,743	40,294
Available-for-sale securities	478,207	490,592	501,032	414,933	374,175
Held-to-maturity securities	195,023	202,495	—	—	—
Other real estate and repossessions, net	23	233	2,087	1,877	5,525
Deposits	4,721,708	4,684,910	4,552,101	4,516,903	3,960,106
Total borrowings and other interest-bearing liabilities	423,806	366,481	238,713	339,863	412,374
Stockholders' equity (retained earnings substantially restricted)	571,829	533,087	616,752	629,741	603,066
Common stockholders' equity	571,829	533,087	616,752	629,741	603,066
Average loans receivable	4,631,856	4,386,042	4,274,176	4,399,259	4,155,780
Average total assets	5,719,196	5,519,790	5,502,356	5,323,426	4,855,007
Average deposits	4,754,310	4,607,363	4,539,740	4,330,271	3,889,910
Average stockholders' equity	550,920	565,173	627,516	622,437	571,637
Number of deposit accounts	230,697	232,688	229,942	229,470	228,247
Number of full-service offices	90	92	93	94	97

Summary Statement of Income Information

(in Thousands)

	For the Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Interest income:					
Loans	$ 271,952	$ 205,751	$ 186,269	$ 204,964	$ 223,047
Investment securities and other	24,883	21,226	12,404	12,739	11,947
	296,835	226,977	198,673	217,703	234,994
Interest expense:					
Deposits	88,757	20,676	13,102	32,431	45,570
Securities sold under reverse repurchase agreements	1,205	324	37	31	19
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	7,500	1,066	—	644	3,616
Subordinated debentures issued to capital trust	1,736	875	448	628	1,019
Subordinated notes	4,422	4,422	7,165	6,831	4,378
	103,620	27,363	20,752	40,565	54,602
Net interest income	193,215	199,614	177,921	177,138	180,392
Provision (credit) for credit losses on loans	2,250	3,000	(6,700)	15,871	6,150
Provision (credit) for unfunded commitments	(5,329)	3,187	939	—	—
Net interest income after provision (credit) for credit losses and provision (credit) for unfunded commitments	196,294	193,427	183,682	161,267	174,242
Non-interest income:					
Commissions	1,153	1,208	1,263	892	889
Overdraft and insufficient funds fees	7,617	7,872	6,686	6,481	8,249
Point-of-sale and ATM fee income and service charges	14,346	15,705	15,029	12,203	12,649
Net gain on loan sales	2,354	2,584	9,463	8,089	2,607
Net realized gain (loss) on sales of available-for-sale securities	—	(130)	—	78	(62)
Late charges and fees on loans	786	1,182	1,434	1,419	1,432
Gain (loss) on derivative interest rate products	(337)	321	312	(264)	(104)
Other income	4,154	5,399	4,130	6,152	5,297
	30,073	34,141	38,317	35,050	30,957
Non-interest expense:					
Salaries and employee benefits	78,521	75,300	70,290	70,810	63,224
Net occupancy and equipment expense	30,834	28,471	29,163	27,582	26,217
Postage	3,590	3,379	3,164	3,069	3,198
Insurance	4,542	3,197	3,061	2,405	2,015
Advertising	3,396	3,261	3,072	2,631	2,808
Office supplies and printing	1,057	867	848	1,016	1,077
Telephone	2,730	3,170	3,458	3,794	3,580
Legal, audit and other professional fees	7,086	6,330	6,555	2,378	2,624
Expense on other real estate and repossessions	311	359	627	2,023	2,184
Acquired deposit intangible asset amortization	286	768	863	1,154	1,190
Other operating expenses	8,670	8,264	6,534	6,363	7,021
	141,023	133,366	127,635	123,225	115,138
Income before income taxes	85,344	94,202	94,364	73,092	90,061
Provision for income taxes	17,544	18,254	19,737	13,779	16,449
Net income	$ 67,800	$ 75,948	$ 74,627	$ 59,313	$ 73,61

Performance Data and Ratios

(Number of shares in thousands)

	At or For the Year Ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Per Common Share Data:					
Basic earnings per common share	$ 5.65	$ 6.07	$ 5.50	$ 4.22	$ 5.18
Diluted earnings per common share	5.61	6.02	5.46	4.21	5.14
Cash dividends declared	1.60	1.56	1.40	2.36	2.07
Book value per common share	48.44	43.58	46.98	45.79	42.29
Average shares outstanding	11,992	12,517	13,558	14,043	14,201
Year-end actual shares outstanding	11,804	12,231	13,128	13,753	14,261
Average fully diluted shares outstanding	12,080	12,607	13,674	14,104	14,330
Earnings Performance Ratios:					
Return on average assets(1)	1.19%	1.38%	1.36%	1.11%	1.52%
Return on average stockholders' equity(2)	12.31	13.44	11.89	9.53	12.88
Non-interest income to average total assets	0.53	0.62	0.70	0.66	0.64
Non-interest expense to average total assets	2.47	2.42	2.32	2.31	2.37
Average interest rate spread(3)	2.97	3.59	3.22	3.23	3.62
Year-end interest rate spread	2.78	3.63	3.20	3.08	3.28
Net interest margin(4)	3.57	3.80	3.37	3.49	3.95
Efficiency ratio(5)	63.16	57.05	59.03	58.07	54.48
Net overhead ratio(6)	1.94	1.80	1.62	1.66	1.73
Common dividend pay-out ratio(7)	28.52	25.91	25.64	56.06	40.27
Asset Quality Ratios (8):					
Allowance for credit losses/year-end loans	1.39%	1.39%	1.49%	1.32%	1.00%
Non-performing assets/year-end loans and foreclosed assets	0.25	0.08	0.15	0.09	0.19
Allowance for credit losses/non-performing loans	550.48	1,729.69	1,120.31	1,831.86	891.66
Net charge-offs/average loans	0.02	0.01	0.00	0.01	0.10
Gross non-performing assets/year end assets	0.20	0.07	0.11	0.07	0.16
Non-performing loans/year-end loans	0.25	0.08	0.13	0.07	0.11
Balance Sheet Ratios:					
Loans to deposits	97.33%	96.30%	88.23%	95.52%	105.13%
Average interest-earning assets as a percentage of average interest-bearing liabilities	131.11	140.32	139.94	132.49	127.50
Capital Ratios:					
Average common stockholders' equity to average assets	9.6%	10.2%	11.4%	11.7%	11.8%
Year-end tangible common stockholders' equity to tangible assets(9)	9.7	9.2	11.2	11.3	11.9
Great Southern Bancorp, Inc.:					
Tier 1 capital ratio	12.4	11.0	13.4	12.7	12.5
Total capital ratio	15.2	13.5	16.3	17.2	15.0
Tier 1 leverage ratio	11.0	10.6	11.3	10.9	11.8
Common equity Tier 1 ratio	11.9	10.6	12.9	12.2	12.0
Great Southern Bank:					
Tier 1 capital ratio	13.1	11.9	14.1	13.7	13.1
Total capital ratio	14.3	13.1	15.4	14.9	14.0
Tier 1 leverage ratio	11.6	11.5	11.9	11.8	12.3
Common equity Tier 1 ratio	13.1	11.9	14.1	13.7	13.1

(1) Net income divided by average total assets.
(2) Net income divided by average stockholders' equity.
(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.
(5) Non-interest expense divided by the sum of net interest income plus non-interest income.
(6) Non-interest expense less non-interest income divided by average total assets.

(7) Cash dividends per common share divided by earnings per common share.
(8) Prior to January 1, 2021, the ratio excluded the FDIC-assisted acquired loans.
(9) Non-GAAP Financial Measure. For additional information, including a reconciliation to GAAP, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" in the Company's Annual Report on Form 10-K.


HAPPY
35TH
LISTING ANNIVERSARY
GREAT SOUTHERN BANCORP, INC.
GSBC NasdaqListed
Nasdaq

35 years as a public company

Great Southern Bancorp has maintained its status as a publicly traded company since our successful initial public offering in 1989. For over three decades, our shares have been listed on the NASDAQ Global Select Market, allowing investors to participate in our company's growth and success. As a publicly traded entity, we are dedicated to upholding rigorous standards of transparency, accountability, and corporate governance, ensuring the trust and confidence of our shareholders in our operations and financial stewardship.

19,952%* total return since initial public offering

For stockholders who invested in a share of Great Southern stock in the 1989 initial public offering, the total return was 19,952% at the end of 2023. One of our guiding principles is to manage Great Southern with a long-term perspective. Our objective is to run our company based on solid banking fundamentals. We adhered to these fundamentals when we went public in 1989 and are just as steadfast today in how we manage our company. This steady, long-term approach has served us well.

**Total return of GSBC from December 14, 1989 to December 31, 2023, including price appreciation and the reinvestment of dividends. Source: S&P Global Market Intelligence*


Forbes 2023
WORLD'S BEST BANKS
POWERED BY STATISTA
GREAT SOUTHERN BANK
4 YEARS IN A ROW


THE BEST U.S. BANKS
RANKING BANKING
BankDirector

2 top bank rankings

In the Bank Director's "RankingBanking" study, which evaluates the top 300 largest publicly traded banks, Great Southern Bancorp secured the sixth spot among the top 25 banks overall and achieved an outstanding third-place ranking within the $5 billion to $50 billion asset category in 2023. These rankings reflect our consistent delivery of exceptional results across key metrics such as return on average equity, return on average assets, capital adequacy, asset quality, and total shareholder return. Additionally, our commitment to excellence has been recognized globally as Great Southern Bank was featured on Forbes' World's Best Banks list for the fourth consecutive year.

Paying it
Forward

In commemorating our centennial milestone in 2023, Great Southern Bank embarked on a heartfelt initiative to empower and uplift the communities we proudly serve. Demonstrating our unwavering commitment to nurturing a brighter future for generations to come, we provided each of our offices with $1,000 to donate to a charity of their choice, with a special focus on organizations benefitting children.

Nutrition

Connection

Opportunity

Advocacy

Self-esteem

100
DAYS
of giving

Careers

Education

Sports

Mentors

Joy

Understanding
the Need

We entrusted our associates, who know their communities intimately, to select nonprofits that reflect their diverse needs. The impact of 100 Days of Giving was far-reaching, as the receiving nonprofits ranged from organizations providing essential resources and educational opportunities to those breaking down racial barriers and facilitating life-changing experiences. Through this collective effort, we reinforced our dedication to making a meaningful difference in the lives of those we are privileged to serve.


Hello.




GREAT SOUTHERN BANK EXPRESS

Express
banking launched

In September, we proudly welcomed customers to Great Southern Bank Express, a first-of-its-kind facility in Springfield, Mo. This unique facility features four Interactive Teller Machine (ITM) lanes, providing customers with direct access to live tellers. Combining virtual technology with personalized service, our ITM tellers offer extended hours from 7 a.m. to 7 p.m., seven days a week, ensuring greater flexibility for one-on-one assistance. Customers can expect the same level of convenience and support they've come to rely on from our drive-thru lanes. The Express Center represents our commitment to enhancing the banking experience through innovation and accessibility.

The customer
Experience

We are dedicated to continuously enhancing customer satisfaction through our Customer Experience program, which includes our annual Retail Banking Satisfaction Study in collaboration with industry-leading research firm JD Power. For several years, we've conducted these comprehensive surveys, leveraging JD Power's expertise to gather invaluable insights and refine our services. In our 2023 Retail Banking Satisfaction Study, our net promoter score, a crucial indicator of customer loyalty and satisfaction, was more than double the average for our peer set. Additionally, we surpassed peer set averages across several metrics, including the customization of account offerings to meet customer needs, flexibility in banking options, the expertise of our associates, efficiency in saving time and money, and the level of trust our customers have in us. Our performance underscores our dedication to providing exceptional service and building winning relationships with our customers.

Mobile
banking improved


Hi, Michael
Transactions

Our mobile banking app received an upgrade in 2023. This enhanced version brings new features and improvements, including streamlined navigation and enhanced security. Our goal is to provide our customers with a seamless and secure banking experience anytime, anywhere. We're committed to delivering innovative solutions that meet the evolving needs of our customers and reinforce our position as a trusted partner in their financial journey.



2023
Financial Information

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

When used in this Annual Report and in other documents filed or furnished by Great Southern Bancorp, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or stockholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "may," "might," "could," "should," "will likely result," "are expected to," "will continue," "is anticipated," "believe," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements also include, but are not limited to, statements regarding plans, objectives, expectations or consequences of announced transactions, known trends and statements about future performance, operations, products and services of the Company. The Company's ability to predict results or the actual effects of future plans or strategies is inherently uncertain, and the Company's actual results could differ materially from those contained in the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to: (i) expected revenues, cost savings, earnings accretion, synergies and other benefits from the Company's merger and acquisition activities might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) the remaining effects of the COVID-19 pandemic on general economic and financial market conditions and on public health; (iv) fluctuations in interest rates, the effects of inflation or a potential recession, whether caused by Federal Reserve actions or otherwise; (v) the impact of bank failures or adverse developments at other banks and related negative press about the banking industry in general on investor and depositor sentiment; (vi) slower economic growth caused by changes in energy prices, supply chain disruptions or other factors; (vii) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for credit losses; (viii) the possibility of realized or unrealized losses on securities held in the Company's investment portfolio; (ix) the Company's ability to access cost-effective funding and maintain sufficient liquidity; (x) fluctuations in real estate values and both residential and commercial real estate market conditions; (xi) the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; (xii) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber-attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (xiii) legislative or regulatory changes that adversely affect the Company's business; (xiv) changes in accounting policies and practices or accounting standards; (xv) results of examinations of the Company and Great Southern Bank by their regulators, including the possibility that the regulators may, among other things, require the Company to limit its business activities, change its business mix, increase its allowance for credit losses, write-down assets or increase its capital levels, or affect its ability to borrow funds or maintain or increase deposits, which could adversely affect its liquidity and earnings; (xvi) costs and effects of litigation, including settlements and judgments; (xvii) competition; and (xviii) natural disasters, war, terrorist activities or civil unrest and their effects on economic and business environments in which the Company operates. The Company wishes to advise readers that the factors listed above and other risks described in this report, including, without limitation, those described under "Item 1A. Risk Factors," subsequent Quarterly Reports on Form 10-Q and other documents filed or furnished from time to time by the Company with the SEC (which are available on our website at www.greatsouthernbank.com and the SEC's website at www.sec.gov), could affect the Company's financial performance and cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Credit Losses

On January 1, 2021, the Company adopted the new accounting standard related to the allowance for credit losses. This standard eliminates the probable initial recognition threshold in GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. See *Note 3* to the accompanying financial statements for additional information.

The Company believes that the determination of the allowance for credit losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated credit losses. The allowance for credit losses is measured using an average historical loss model that incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics, including borrower type, collateral and repayment types and expected credit loss patterns. Loans that do not share similar risk characteristics, primarily classified loans with a balance greater than or equal to $100,000, are evaluated on an individual basis.

For loans evaluated for credit losses on a collective basis, average historical loss rates are calculated for each pool using the Company's historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. In certain loan pools, if the Company's own historical loss rate is not reflective of the loss expectations, the historical loss rate is augmented by industry and peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given economic forecasts of key macroeconomic variables including, but not limited to, unemployment rate, GDP, disposable income and market volatility. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for a reasonable and supportable period before reverting to historical averages using a straight-line method. The forecast-adjusted loss rate is applied to the principal balance over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecasts such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.

See *Note 3* "Loans and Allowance for Credit Losses" to the accompanying financial statements for additional information regarding the allowance for credit losses. Inherent in this process is the evaluation of individual significant credit relationships. From time to time, certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit.

Goodwill and Intangible Assets

Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently, if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2023, the Company has one reporting unit to which goodwill has been allocated – the Bank. If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. At December 31, 2023, goodwill consisted of $5.4 million at the Bank reporting unit, which included goodwill of $4.2 million that was recorded during 2016 related to the acquisition of 12 branches and related deposits in the St. Louis market. Other identifiable deposit intangible assets that are subject to amortization are amortized on a straight-line basis over a period of seven years. In April 2022, the Company, through its subsidiary Great Southern Bank, entered into a naming rights agreement with Missouri State University related to the main arena on the university's campus in Springfield, Missouri. The terms of the agreement provide the naming rights to Great Southern Bank for a total cost of $5.5 million, to be paid over a period of seven years. The Company expects to amortize the naming rights intangible assets through non-interest expense over a period not to exceed 15 years. At December 31, 2023, the amortizable intangible assets consisted of the arena naming rights of $5.1 million. The amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See *Note 1* to the accompanying audited financial statements for additional information.

Based on the Company's qualitative goodwill impairment testing, management does not believe any of the Company's goodwill or other intangible assets were impaired as of December 31, 2023. While management believes no impairment existed at December 31, 2023, different conditions or assumptions used to measure fair value of the reporting unit, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

Changes in economic conditions could cause the values of assets and liabilities recorded in the Company's financial statements to change rapidly, resulting in material future adjustments to asset values, the allowance for credit losses, or capital that could negatively affect the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity. Following the housing and mortgage crisis and correction beginning in mid-2007, the United States entered an economic downturn. Unemployment rose from 4.7% in November 2007 to peak at 10.0% in October 2009. Economic conditions improved in the subsequent years, as indicated by higher consumer confidence levels, increased economic activity and low unemployment levels. The U.S. economy continued to operate at historically strong levels until the COVID-19 pandemic in March 2020, which severely affected tourism, labor markets, business travel, immigration and the global supply chain, among other areas. The economy plunged into recession in the first quarter of 2020, as efforts to contain the spread of the coronavirus forced all but essential business activity, or any work that could not be done from home, to stop, shuttering factories, restaurants, entertainment, sporting events, retail shops, personal services, and more.

More than 22 million jobs were lost in March and April 2020 as businesses closed their doors or reduced their operations, sending employees home on furlough or layoffs. With uncertain incomes and limited buying opportunities, consumer spending plummeted. As a result, gross domestic product (GDP), the broadest measure of the nation's economic output, plunged. The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), a fiscal relief bill passed by Congress and signed by the President in March 2020, injected approximately $3 trillion into the economy through direct payments to individuals and loans to small businesses intended to help keep employees on their payroll, fueling a historic bounce-back in economic activity.

Total fiscal support to the economy throughout the pandemic, including the CARES Act, the American Rescue Plan of March 2021, and several smaller fiscal packages, totaled well over $5 trillion. The amount of this support was equal to almost 25% of pre-pandemic 2019 GDP and approximately three times the level of support provided during the global financial crisis of 2007-2008.

Additionally, the Federal Reserve acted decisively by slashing its benchmark interest rate to near zero and ensuring credit availability to businesses, households, and municipal governments. The Federal Reserve's efforts largely insulated the financial system from the problems in the economy, a significant difference from the financial crisis of 2007-2008. Purchases of Treasury and agency mortgage-backed securities totaling $120 billion each month by the Federal Reserve commenced shortly after the pandemic began. In November 2021, the Federal Reserve began to taper its quantitative easing (QE), winding down its bond purchases with its final open market purchase conducted on March 9, 2022. The federal government deficit was $2.8 trillion in fiscal 2021, close to $1.38 trillion in fiscal 2022, and was expected to increase slightly to $1.4 trillion in fiscal 2023.

The Federal Reserve aggressively raised the federal funds interest rate from early 2022 through mid-2023, pushing the federal funds rate to more than 5.50%, its highest level in 22 years. The Fed's actions were motivated by surging inflation in 2021 caused by pandemic-fueled spending, which outpaced the ability of producers to supply goods and services after having been impacted by COVID-related shutdowns and clogged transportation systems. The Fed has made some headway in its attempt to force inflation down. The personal consumption expenditures (PCE) price index, the Federal Reserve's preferred measure of inflation, eased from its peak of 7.1% in June 2022 to 2.6% in November 2023, but core PCE, which excludes food and energy prices, has been slower to retreat and still sat at 3.2% at December 2023, well above the Federal Reserve's target of 2.0%.

Moody's is projecting real GDP in 2024 to be slightly higher than previously forecast, but the persistence of high interest rates may slow economic growth. Real GDP is projected to rise 1.9% in 2024 on an annual average basis, an upward revision of 0.2%, and is projected to grow 1.6% in 2025 and 2.1% in 2026.

Employment

The national unemployment rate remained unchanged for the month at 3.7% as of December 2023, ranging from 3.4% to 3.8% since March 2022. The number of unemployed individuals also remained steady at 6.3 million as of December 2023, with 216,000 jobs added in December 2023. In December 2023, employment in leisure and hospitality and professional changed little, with government, health care, construction and social assistance rising minimally. While the labor market remains strong, there are signs of softening. Wage growth has been moderating and, while layoffs are not rising, departure rates are down to pre-pandemic levels. Employers are cutting back on hours and are hiring fewer temporary workers, an early sign that demand for labor is pulling back.

As of December 2023, the labor force participation rate (the share of working-age Americans employed or actively looking for a job) remained stable at 62.5%. The unemployment rate for the Midwest, where the Company conducts most of its business, increased from 3.5% in December 2022 to 3.7% in December 2023. Unemployment rates for December 2023 in the states where the Company has a branch or loan production office were Arizona at 4.3%, Arkansas at 3.4%, Colorado at 3.4%, Georgia at 3.4%, Illinois at 4.8%, Iowa at 3.2%, Kansas at 2.8%, Minnesota at 2.9%, Missouri at 3.3%, Nebraska at 2.3%, North Carolina at 3.5%, Oklahoma at 3.4%, and Texas at 4.0%. Of the metropolitan areas in which the Company does business, most were below the national unemployment rate for December 2023 of 3.7%, except for Chicago at 4.3%.

Single Family Housing

Existing home sales decreased 1.0% in December 2023 to a seasonally adjusted annual rate of 3.78 million, down 6.2% from the previous year. In the Midwest, existing-home sales retracted 4.3% from November 2023 to an annual rate of 900,000 in December 2023, down 10.9% from one year ago.

The median existing-home sales price rose 4.4% from December 2022 to $382,600 in December 2023 – the sixth consecutive month of year-over-year price increases. Among the four major U.S. regions, sales slipped in the Midwest and South, rose in the West and were unchanged in the Northeast. The median price in the Midwest in December 2023 was $275,600, up 5.9% from December 2022. On an annual basis, existing-home sales in 2023 of 4.09 million dropped to the lowest level since 1995, while the median price reached a record high of $389,800 in 2023.

Total housing inventory registered at the end of December 2023 was 1.0 million units, down 11.5% from November 2023 and up 4.2% from one year ago of 960,000. Unsold inventory sat at a 3.2 month supply in December 2023, down from 3.5 months in November 2023 but up from 2.9 months in December 2022.

Nationally, properties on average remained on the market for 29 days in December 2023, up from 25 days in November 2023 and 26 days in December 2022. Fifty-six percent of homes sold in December 2023 were on the market for less than a month. New home construction dropped precipitously after the financial crisis of 2007-2008 and has yet to fully recover. Issues contributing to the country's current housing shortage include increasing labor and materials costs, availability of building materials, increased interest rates and tighter lending underwriting standards.

Sales of new single-family houses in December 2023 were at a seasonally adjusted annual rate of 664,000, according to the U.S. Census Bureau and the Department of Housing and Urban Development. This is 8.0% above the revised November 2023 rate of 615,000 and 4.4% above the December 2022 rate of 636,000.

The median sales price of new houses sold in December 2023 was $413,200, down from $479,500 in December 2022. The average sales price in December 2023 of $487,300 was down from $568,700 in December 2022. The seasonally-adjusted estimate of new houses for sale at the end of December 2023 was 453,000. This represents a supply of 8.2 months at the current sales rate.

First-time buyers accounted for 29% of sales in December 2023, down from 31% in November 2023 and 31% in December 2022.

According to Freddie Mac, the average commitment rate for a 30-year, fixed-rate mortgage was 6.60% as of January 18, 2024 which is down from 6.66% the previous week and up from 6.15% one year ago.

<u>Multi-Family Housing and Commercial Real Estate</u>

Demand has been solid for three consecutive quarters in the multi-family market. Current projections put 2023 new deliveries at a 40-year high of almost 573,000 units, with an additional 443,000 units expected to deliver in 2024. The dramatic rise in Sun Belt development has left the nation with almost one million units under construction, the largest pipeline since the early 1970s. The majority of these units are expected to be delivered at the 4 and 5 Star price points. With supply outpacing demand, the national vacancy rate ended 2023 at 7.6%, which is 100 basis points higher than the pre-pandemic average. The rising interest rate environment, combined with a pullback in construction lending, has seen some developers unable to move forward on proposed projects, suggesting the beginning of a meaningful pause in deliveries towards the end of 2024 and into 2025.

Midwest markets have avoided the sharp reversal of rent growth seen in Sun Belt locations as their construction pipelines remained modest during the pandemic. Deliveries in the Midwest in 2023 were only 5,500 units higher than what was delivered in 2019. That limited increase in new supply for the Midwest allowed those markets to be better balanced and avoid the dramatic surge and now pullback in rent growth as experienced in Sun Belt locations.

Although factors such as declining household formations, rising supply deliveries, and weakening demand may present temporary obstacles, the long-term issue of a major housing shortage remains in our nation. Thus, rent growth is anticipated to eventually rebound above historical averages.

As noted above, as of December 31, 2023, national multi-family market vacancy rates increased to 7.6%. Our market areas reflected the following apartment vacancy levels as of December 2023: Springfield, Missouri at 4.8%, St. Louis at 10.3%, Kansas City at 8.5%, Minneapolis at 7.6%, Tulsa, Oklahoma at 8.3%, Dallas-Fort Worth at 10.4%, Chicago at 5.7%, Atlanta at 11.7%, Phoenix at 10.8%, Denver at 8.3% and Charlotte, North Carolina at 11.6%.

The office sector remained weak in 2023 with office vacancy rates continuing their climb to a record 13.6% nationally. Occupiers gave back 65 million of square footage (SF) in 2023, bringing the total to over 180 million since the beginning of 2020. A little over 53 million SF in new office inventory was completed in 2023 with about 15 million SF in obsolete stock being demolished or converted. The resulting 37 million SF in net deliveries was the lowest amount since 2014, though the expected 56 million in 2024 would be the second most over the same period. Thus, with demand still faltering, new supply may exacerbate vacancy rates in the near term.

Leasing volume is down nearly 20% from its average in the late 2010s. Office-using employment peaked in May 2023 and has stalled out ever since. Looking ahead, the forecast from Oxford Economics suggests an average growth rate of only 0.4% through 2031, less than half its average since 2000. All these factors are likely contributing to more conservative leasing behavior amid the expiration of leases that were executed at the high rates of the mid- to late 2010s. Should tenants continue adjusting their footprints as expected in the next 24 months, the result would be a further 190 million SF in negative absorption, with vacancy rising to 17.2% by early 2026.

As of December 31, 2023, national office vacancy rates increased to 13.6% from 12.7% as of December 31, 2022, while our market areas reflected the following vacancy levels at December 31, 2023: Springfield, Missouri at 4.2%, St. Louis at 10.6%, Kansas City at 12.0%, Minneapolis at 11.2%, Tulsa, Oklahoma at 10.7%, Dallas-Fort Worth at 17.8%, Chicago at 16.6%, Atlanta at 15.7%, Denver at 16.3%, Phoenix at 16.0% and Charlotte, North Carolina at 13.7%.

Demand from a diverse array of sectors, coupled with a below-average pace of store closures, and minimal new supply resulted in a resilient year for the U.S. retail sector in 2023.

Although a pullback in leasing activity has occurred, a significant slowdown in move-outs has contributed to consistent demand growth across the U.S. retail sector. A near historic low of approximately 52 million SF of new retail space was delivered in 2023, a level that is over 40% lower than the sector's historical average. New construction has primarily focused on build-to-suits, groceryanchored centers, or smaller retail spaces in large mixed-use projects, which helps explain the above-average leasing rates for new retail properties, as less than 20% of space delivered over the past year was available for lease at the end of 2023.

Availabilities are now at record-low levels within small to mid-sized centers and freestanding single-tenant properties. On the other hand, availabilities within the mall segment (which consists of regional and super-regional malls as well as lifestyle centers) have continued to increase since the pandemic. However, there is significant variation in performance across the mall segment, with 4 and 5 Star malls and lifestyle centers seeing fundamentals improve over the past year, while malls rated 3 Star and below continue to see vacancies rise. This difference is likely to persist, as numerous mall-based retailers such as Bath and Body Works, Victoria's Secret, and Macy's have announced plans to move more stores out of the mall and into open-air neighborhood and community centers with stronger foot traffic.

Despite longstanding concerns of a softening economy and eventual pullback in consumer spending, retail fundamentals should remain balanced for the near future, as minimal availability and a further pullback in new deliveries offset a minor pullback in demand formation.

During the fourth quarter of 2023, national retail vacancy rates remained steady at 4.1% while our market areas reflected the following vacancy levels: Springfield, Missouri at 3.2%, St. Louis at 4.6%, Kansas City at 4.1%, Minneapolis at 2.9%, Tulsa, Oklahoma at 2.8%, Dallas-Fort Worth at 4.5%, Chicago at 4.9%, Atlanta at 3.5%, Phoenix at 4.5%, Denver at 4.0%, and Charlotte, North Carolina at 2.7%.

U.S. industrial market performance continues to downshift as 2024 kicks off. Accelerating completions of new industrial developments have caused the U.S. industrial vacancy rate to inch up from a record low of 3.9% in mid-2022, to 5.9% as of fourth quarter 2023. Net absorption has remained positive but continued to lose steam over the past 12 months, with the second half of 2023 registering the lowest third and fourth quarter absorption tallies in 13 years.

Overall growth in real consumer goods spending has been re-accelerating since last spring as inflation has subsided and strong wage growth has persisted. If the U.S. economy resilience continues, business inventories will likely soon resume their long-term upward trend as major retailers including Walmart, Target, and Costco have worked through excess merchandise and now have inventory to sales ratios in line with pre-pandemic levels. Sales of warehouse space intensive retail categories like furniture and building materials still remains low.

While a potential stagnation in consumer spending poses downside risks in CoStar's absorption forecast for the next 12 months, high-tech manufacturing will likely be a key driver of leasing from 2024–26. The 2022 passage of the CHIPS and Science Act and the Inflation Reduction Act approved over $400 billion worth of incentives for growth in U.S. based high-tech manufacturing. CoStar is tracking more than 30 planned semiconductor, electric vehicle, and battery plants with estimated payrolls of more than 1,000 employees. The majority of these plants are targeting 2024–25 to begin production, with Arizona, Texas, Georgia, and the Carolinas securing the most new operations.

New deliveries will likely remain elevated for the next six to nine months, driving the national vacancy rate higher. Higher interest rates have caused construction starts on new industrial projects to halt. Given the average construction time of 14 months for large industrial projects, this recent pullback in starts suggests that by late 2024, the number of new projects completing construction may begin to decline. This may set the stage for vacancies to stabilize or begin tightening again in late 2024, and for rent growth to accelerate thereafter.

For the fourth quarter of 2023, national industrial vacancy rates increased to 5.9% from 4.2% as of December 31, 2022. Our market areas reflected the following industrial vacancy levels at December 31, 2023: Springfield, Missouri at 1.8%, St. Louis at 4.7%, Kansas City at 5.2%, Minneapolis at 3.9%, Tulsa, Oklahoma at 2.9%, Dallas-Fort Worth at 8.9%, Chicago at 5.1%, Atlanta at 6.4%, Phoenix at 8.6%, Denver at 7.1% and Charlotte, North Carolina at 6.7%.

Our management will continue to monitor regional, national, and global economic indicators such as unemployment, GDP, housing starts and prices, consumer sentiment, commercial real estate price index and commercial real estate occupancy, absorption and rental rates, as these could significantly affect customers in each of our market area.

For discussion of the risk factors associated with multi-family and commercial real estate loans, see "Risk Factors – Risks Relating to Lending Activities – Our loan portfolio possesses increased risk due to our relatively high concentration of commercial and residential construction, commercial real estate, other residential (multi-family) and other commercial loans" and "Risk Factors – Risks Relating to Regulation – We currently exceed thresholds defined in interagency guidance on commercial real estate concentrations, and as such, we may incur additional expense or slow the growth of certain categories of commercial real estate lending."

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, the Bank, depend primarily on its net interest income, as well as provisions for credit losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolios, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Company's total assets increased $131.7 million, or 2.3%, from $5.68 billion at December 31, 2022, to $5.81 billion at December 31, 2023. Full details of the current year changes in total assets are provided below, under "Comparison of Financial Condition at December 31, 2023 and December 31, 2022."

Loans. In the year ended December 31, 2023, the Company's net loans increased $82.8 million, or 1.8%, from $4.51 billion at December 31, 2022, to $4.59 billion at December 31, 2023. This increase was primarily in other residential (multi-family) loans ($160 million increase) and commercial business loans ($25 million increase). These increases were partially offset by decreases in construction loans ($61 million decrease) and one- to four- family residential loans ($13 million decrease). The pipeline of loan commitments and the unfunded portion of construction loans remained strong at the end of 2023, but decreased significantly compared to the end of 2022. As construction projects were completed, the related loans were either paid off or moved from the construction category to the appropriate permanent loan categories. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face and our focus on pricing discipline and credit quality, we cannot be assured that our loan growth will match or exceed the average level of growth achieved in prior years. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels.

Recent growth has occurred in some loan types, primarily other residential (multi-family) and commercial business, and in most of Great Southern's primary lending locations, including Springfield, St. Louis, Kansas City, Des Moines and Minneapolis, as well as our loan production offices in Atlanta, Charlotte, Chicago, Dallas, Denver, Omaha, Phoenix and Tulsa. Certain minimum underwriting standards and monitoring help assure the Company's portfolio quality. Great Southern's loan committee reviews and approves all new loan originations in excess of lender approval authorities. Generally, the Company considers commercial construction, consumer, other residential (multi-family) and commercial real estate loans to involve a higher degree of risk compared to some other types of loans, such as first mortgage loans on one- to four-family, owner-occupied residential properties. For other residential (multi-family), commercial real estate, commercial business and construction loans, the credits are subject to an analysis of the borrower's and guarantor's financial condition, credit history, verification of liquid assets, collateral, market analysis and repayment ability. It has been, and continues to be, Great Southern's practice to verify information from potential borrowers regarding assets, income or payment ability and credit ratings as applicable and as required by the authority approving the loan. To minimize construction risk, projects are monitored as construction draws are requested by comparison to budget and with progress verified through property inspections. The geographic and product diversity of collateral, equity requirements and limitations on speculative construction projects help to mitigate overall risk in these loans. Underwriting standards for all loans also include loan-to-value ratio limitations which vary depending on collateral type, debt service coverage ratios or debt payment to income ratio guidelines, where applicable, credit histories, use of guaranties and other recommended terms relating to equity requirements, amortization, and maturity. Consumer loans, other than home equity loans, are primarily secured by new and used motor vehicles and these loans are also subject to certain minimum underwriting standards to assure portfolio quality. In 2019, the Company discontinued indirect auto loan originations.

Of the total loan portfolio at December 31, 2023 and 2022, 89.5% and 89.4%, respectively, was secured by real estate, as this is the Bank's primary focus in its lending efforts. At December 31, 2023 and 2022, commercial real estate and commercial construction loans (excluding multi-family loans) were 36.8% and 39.4% of the Bank's total loan portfolio, respectively. Commercial real estate and commercial construction loans generally afford the Bank an opportunity to increase the yield on, and the proportion of interest rate sensitive loans in, its portfolio. They do, however, present somewhat greater risk to the Bank because they may be more adversely affected by conditions in the real estate markets or in the economy generally. At December 31, 2023, loans made in the Springfield, Missouri metropolitan statistical area (Springfield MSA) comprised 8% of the Bank's total loan portfolio, compared to 7% at December 31, 2022. The Company's headquarters are located in Springfield and we have operated in this market since 1923. Loans made in the St. Louis metropolitan statistical area (St. Louis MSA) comprised 17% of the Bank's total loan portfolio at December 31, 2023, compared to 18% at December 31, 2022. The Company's expansion into the St. Louis MSA beginning in May 2009 has provided an opportunity to not only diversify from the Springfield MSA, but also has provided access to a larger economy with increased lending opportunities despite higher levels of competition. Loans made in the St. Louis MSA are primarily commercial real estate, commercial business and other residential (multi-family) loans, which are less likely to be impacted by the higher levels of unemployment rates, as mentioned above under "Current Economic Conditions," than if the focus were on one- to four-family residential and consumer loans. For further discussions of the Bank's loan portfolio, and specifically, commercial real estate and commercial construction loans, see "Item 1. Business – Lending Activities."

The percentage of fixed-rate loans in our loan portfolio has been as much as 40% in recent years and was 39% as of December 31, 2023. The majority of the increase in fixed rate loans over the past few years was in commercial real estate, which typically has short durations within our portfolio. Of the total amount of fixed rate loans in our portfolio as of December 31, 2023, approximately 86% mature within the next five years and therefore are not considered to create significant long-term interest rate risk for the Company. Fixed rate loans make up only a portion of our balance sheet and our overall interest rate risk strategy. As of December 31, 2023, our interest rate risk models indicated a one-year interest rate earnings sensitivity position that is modestly positive in an increasing rate environment. For further discussion of our interest rate sensitivity gap and the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes." For discussion of the risk factors associated with interest rate changes, see "Risk Factors – We may be adversely affected by interest rate changes."

While our policy allows us to lend up to 95% of the appraised value on one-to four-family residential properties, originations of loans with loan-to-value ratios at that level are minimal. Private mortgage insurance is typically required for loan amounts above the 80% level. Few exceptions occur and would be based on analyses which determined minimal transactional risk to be involved. We consider these lending practices to be consistent with or more conservative than what we believe to be the norm for banks our size. At December 31, 2023 and 2022, 0.2% of our owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination. At December 31, 2023 and 2022, an estimated 0.4% and 0.2%, respectively, of total non-owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.

The level of non-performing loans and foreclosed assets affects our net interest income and net income. We generally do not accrue interest income on these loans and do not recognize interest income until the loans are repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income.

The Company prepared for discontinuation of the use of interest rates such as LIBOR. LIBOR is a benchmark interest rate referenced in a variety of agreements used by the Company, but by far the most significant area impacted by LIBOR is related to commercial and residential mortgage loans. With the cessation of all remaining LIBOR indices as of June 30, 2023, the Company implemented its LIBOR fallback plan for all remaining LIBOR-based loans, replacing the LIBOR indices with various SOFR-based indices consistent with the regulations of the Board of Governors of the Federal Reserve System implementing the Adjustable Interest Rate (LIBOR) Act. All impacted customers were notified and the Company's systems were updated with the applicable indices as of July 1, 2023.

Available-for-sale Securities. Available-for-sale securities decreased $12.4 million, or 2.5%, from $490.6 million at December 31, 2022, to $478.2 million at December 31, 2023. For further information on investment securities, see *Note 2* to the accompanying audited financial statements contained in this Report.

Held-to-maturity Securities. Held-to-maturity securities decreased $7.5 million, or 3.7%, from $202.5 million at December 31, 2022, to $195.0 million at December 31, 2023.

Deposits. The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, internet channels and brokered deposits. The Company then utilizes these deposit funds, along with FHLBank advances and other borrowings, to meet loan demand or otherwise fund its activities. In the year ended December 31, 2023, total deposit balances increased $36.8 million, or 0.8%. Transaction account balances decreased $140.1 million and retail certificates of deposit decreased $73.1 million compared to December 31, 2022. The decrease in transaction accounts was primarily a result of decreased balances in non-interest accounts and certain NOW account types. In addition, holders of some accounts that carried higher balances may have chosen to move funds into different checking account types or time deposits that now have a higher rate of interest. Retail certificates of deposit decreased due to a decrease in retail certificates generated through the banking center network and time deposits initiated through internet channels, which experienced a planned decrease as part of the Company's balance sheet management between funding sources. Brokered deposits, including IntraFi program purchased funds, were $661.5 million at December 31, 2023, an increase of $250.0 million from $411.5 million at December 31, 2022. The Company uses brokered deposits of select maturities and interest rate characteristics from time to time to supplement its various funding channels and to manage interest rate risk.

Our deposit balances may fluctuate depending on customer preferences and our relative need for funding. We do not consider our retail certificates of deposit to be guaranteed long-term funding because customers can withdraw their funds at any time with minimal interest penalty. When loan demand trends upward, we can increase rates paid on deposits to attract more deposits and utilize brokered deposits to provide additional funding. The level of competition for deposits in our markets is high. It is our goal to gain deposit market share, particularly checking accounts, in our branch footprint. To accomplish this goal, increasing rates to attract deposits may be necessary, which could negatively impact the Company's net interest margin.

Our ability to fund growth in future periods may also depend on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create either fixed or variable rate funding, as desired, which more closely matches the interest rate nature of much of our loan portfolio. It also gives us greater flexibility in increasing or decreasing the duration of our funding. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans could have a material adverse effect on our business, financial condition and results of operations.

Securities sold under reverse repurchase agreements with customers. Securities sold under reverse repurchase agreements with customers decreased $106.0 million from $176.8 million at December 31, 2022 to $70.8 million at December 31, 2023. These balances fluctuate over time based on customer demand for this product.

Short-Term Borrowings and Other Interest-bearing Liabilities. The Company's FHLBank term advances were $-0- at both December 31, 2023 and December 31, 2022. At December 31, 2023 and 2022, overnight borrowings from the FHLBank were $251.0 million and $88.5 million, respectively, which are included in short-term borrowings.

Short-term borrowings and other interest-bearing liabilities increased $163.0 million from $89.6 million at December 31, 2022 to $252.6 million at December 31, 2023. The Company may utilize overnight borrowings, short-term FHLBank advances, and BTFP borrowings from FRBSTL depending on relative interest rates.

Net Interest Income and Interest Rate Risk Management. Our net interest income may be affected positively or negatively by changes in market interest rates. A large portion of our loan portfolio is tied to one-month SOFR, three-month SOFR or the "prime rate" and adjusts immediately or shortly after the index rate adjusts (subject to the effect of contractual interest rate floors on some of the loans, which are discussed below). We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk").

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. Prior to its increase of 0.25% on December 16, 2015, the FRB had last changed interest rates on December 16, 2008. This was the first rate increase since September 29, 2006. The FRB also implemented rate change increases of 0.25% on eight additional occasions beginning December 14, 2016 and through December 31, 2018, with the Federal Funds rate reaching as high as 2.50%. After December 2018, the FRB paused its rate increases and, in July, September and October 2019, implemented rate decreases of 0.25% on each of those occasions. At December 31, 2019, the Federal Funds rate stood at 1.75%. In response to the COVID-19 pandemic, the FRB decreased interest rates on two occasions in March 2020, a 0.50% decrease on March 3 and a 1.00% decrease on March 16. At December 31, 2021, the Federal Funds rate was 0.25%. In 2022, the FRB implemented rate increases of 0.25%, 0.50%, 0.75%, 0.75%, 0.75%, 0.75% and 0.50% in March, May, June, July, September, November and December 2022, respectively. At December 31, 2022, the Federal Funds rate was 4.50%. In 2023, the FRB implemented rate increases of 0.25%, 0.25%, 0.25% and 0.25% in February, March, May and July 2023, respectively. At December 31, 2023 the Federal Funds rate was 5.50%. Financial markets now expect the possibility of significant further increases in Federal Funds interest rates in early 2024 to be unlikely, with interest rate decisions being made at each FRB meeting based on economic data available at the time. However, the FRB has further indicated, and financial markets now have begun to price in, that it is likely that the Federal Funds interest rate will remain near this peak level for several months before any rate cuts occur. Great Southern's loan portfolio includes loans ($1.29 billion at December 31, 2023) tied to various SOFR indices that will be subject to adjustment at least once within 90 days after December 31, 2023. All of these loans have interest rate floors at various rates. Great Southern also has a portfolio of loans ($788.9 million at December 31, 2023) tied to a "prime rate" of interest that will adjust immediately or within 90 days of a change to the "prime rate" of interest. All of these loans had interest rate floors at various rates. Great Southern also has a portfolio of loans ($6.7 million at December 31, 2023) tied to an AMERIBOR index that will adjust immediately or within 90 days of a change to the "prime rate" of interest. All of these loans had interest rate floors at various rates. At December 31, 2023, nearly all of these SOFR and "prime rate" loans had fully indexed rates that were at or above their floor rate and so are expected to move fully with future market interest rate increases.

A rate cut by the FRB generally would have an anticipated immediate negative impact on the Company's net interest income due to the large total balance of loans tied to the SOFR indices or the "prime rate" index and will be subject to adjustment at least once within 90 days or loans which generally adjust immediately as the Federal Funds rate adjusts. Interest rate floors may at least partially mitigate the negative impact of interest rate decreases. Loans at their floor rates are, however, subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate. There may also be a negative impact on the Company's net interest income if the Company is unable to significantly lower its funding costs due to a highly competitive rate environment, although interest rates on assets may decline further. Conversely, market interest rate increases would normally result in increased interest rates on our SOFR-based, AMERIBOR-based and prime-based loans.

As of December 31, 2023, Great Southern's interest rate risk models indicate that, generally, rising interest rates are expected to have a modestly positive impact on the Company's net interest income, while declining interest rates are expected to have a modestly negative impact on net interest income. We model various interest rate scenarios for rising and falling rates, including both parallel and non-parallel shifts in rates. The results of our modeling indicate that net interest income is not likely to be significantly affected either positively or negatively in the first twelve months following relatively minor changes in market interest rates because our portfolios are relatively well-matched in a twelve-month horizon.

In a situation where market interest rates increase significantly in a short period of time, our net interest margin increase may be more pronounced in the very near term (first one to three months), due to fairly rapid increases in SOFR interest rates and "prime" interest rates. In a situation where market interest rates decrease significantly in a short period of time, as they did in March 2020, our net interest margin decrease may be more pronounced in the very near term (first one to three months), due to fairly rapid decreases in SOFR interest rates and "prime" interest rates. In the subsequent months, we would expect that net interest margin would stabilize and begin to improve, as renewal interest rates on maturing time deposits decrease.

During 2020, we experienced some compression of our net interest margin percentage due to Federal Fund rate cuts during the nine-month period of July 2019 through March 2020. Margin compression primarily resulted from changes in the asset mix; mainly the addition of lower-yielding assets and the issuance of subordinated notes during 2020, and net interest margin remained lower than our historical average in 2021. LIBOR interest rates decreased significantly in 2020 and remained very low in 2021, putting pressure on loan yields, and strong pricing competition for loans and deposits remained in most of our markets.

Beginning in March 2022, market interest rates, including LIBOR interest rates, SOFR interest rates and "prime" interest rates, began to increase rapidly. This resulted in increasing loan yields and expansion of our net interest income and net interest margin throughout 2022 and into the first three months of 2023. In 2023, market interest rate increases moderated and loan yield increases moderated in line with market rates. However, there has been increased competition for deposits and other sources of funding, resulting in higher costs for those funds. This has been especially true since early March 2023. For further discussion of the processes used to manage our exposure to interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk – How We Measure the Risks to Us Associated with Interest Rate Changes."

Non-Interest Income and Operating Expenses. The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, POS interchange fees, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses. Details of the current period changes in non-interest income and non-interest expense are provided under "Results of Operations and Comparison for the Years Ended December 31, 2023 and 2022."

Business Initiatives

The Company's banking centers and loan production offices are consistently reviewed to measure performance and ensure responsiveness to changing customer needs and preferences. As such, the Company may open banking centers and loan production offices and invest resources where customer demand leads, and from time to time, consolidate offices or even exit markets when conditions dictate.

The following changes were initiated in 2023 and early 2024:

- In March 2023, a leased retail banking center office at 1232 S. Rangeline Road in Joplin, Missouri, was consolidated into a nearby office at 2801 E. 32nd Street. One banking center now serves the Joplin market.

- In September 2023, in Springfield, Missouri, the Company opened Great Southern Express, a modern four-lane drive-through center using only interactive teller machine (ITM) technology to serve customers. This new facility at 1615 W. Sunshine replaced a small banking center on the same property. ITMs, also known as video remote tellers, offer an ATM-like interface, but with the enhancement of a video screen that allows customers to speak directly to a service representative in real time and in a highly personal manner during extended business hours seven days a week. Nearly any teller transaction that can be performed in the traditional drive-thru can be performed at an ITM, including cashing a check to the penny. ITMs provide convenience and enhanced access for customers, while creating greater operational efficiencies for the Bank.

- In January 2024, in Springfield, Missouri, a retail banking center at 600 W. Republic Road was consolidated into another banking center at 2945 W. Republic Road, a short distance away. For customers' convenience, an on-site ITM is currently available at the closed facility.

- Effective February 16, 2024, the Company closed its loan production office in Tulsa, Oklahoma after an analysis of lending priorities and operational efficiencies. Loan clients served through this office have been reassigned to other relationship managers.

In November 2023, the Company launched a new and improved digital mobile banking application for its customers, available through the Apple App Store and Google Play Store. With more than 54,000 active mobile banking users, the application upgrade provides an improvement in overall functionality, including a better user experience, additional layers of security and faster loading times.

Since early 2022, Great Southern has been preparing to convert to a new core banking platform (New System) to be delivered by a third-party vendor. As previously disclosed, the migration to the New System, originally scheduled for the third quarter of 2023, has been delayed to mid-2024. As also previously disclosed, certain contractual disputes have arisen between Great Southern and the third-party vendor. While discussions are ongoing between the parties, to date, there has been no meaningful progress in resolving the contractual disputes. There is no assurance that a resolution with the vendor will be achieved, or that a migration to the New System can be successfully completed, which may prompt Great Southern to take action to protect its interests. In the meantime, Great Southern expects to continue operations with its current core banking provider, which will allow Great Southern to offer its full array of products and services.

Effect of Federal Laws and Regulations

General. Federal legislation and regulation significantly affect the operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated banking organizations such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

Dodd-Frank Act. In 2010, sweeping financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape. Certain aspects of the Dodd-Frank Act have been affected by the more recently enacted Economic Growth Act, as defined and discussed below under "-Economic Growth Act."

Capital Rules. The federal banking agencies have adopted regulatory capital rules that substantially amend the risk-based capital rules applicable to the Bank and the Company. The rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision. For the Company and the Bank, the general effective date of the rules was January 1, 2015, and, for certain provisions, various phase-in periods and later effective dates apply. The chief features of these rules are summarized below.

The rules refine the definitions of what constitutes regulatory capital and add a new regulatory capital element, common equity Tier 1 capital. The minimum capital ratios are (i) a common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6%; (iii) a total risk-based capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. In addition to the minimum capital ratios, the rules include a capital conservation buffer, under which a banking organization must have CET1 more than 2.5% above each of its minimum risk-based capital ratios in order to avoid restrictions on paying dividends, repurchasing shares, and paying certain discretionary bonuses. The capital conservation buffer became fully implemented on January 1, 2019.

These rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels show signs of weakness. Under the revised prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (i) a common equity Tier 1 risk-based capital ratio of at least 6.5%, (ii) a Tier 1 risk-based capital ratio of at least 8%, (iii) a total risk-based capital ratio of at least 10% and (iv) a Tier 1 leverage ratio of 5%, and must not be subject to an order, agreement or directive mandating a specific capital level.

Economic Growth Act. In May 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Economic Growth Act"), was enacted to modify or eliminate certain financial reform rules and regulations, including some implemented under the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Many of these amendments could result in meaningful regulatory changes.

The Economic Growth Act, among other matters, expands the definition of qualified mortgages which may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" ("CBLR") of between 8 and 10 percent. Upon election, any qualifying depository institution or its holding company that exceeds the CBLR will be considered to have met generally applicable leverage and risk-based regulatory capital requirements and any qualifying depository institution that exceeds the new ratio will be considered "well-capitalized" under the prompt corrective action rules. Currently, the CBLR is 9.0%. The Company and the Bank have chosen to not utilize the new CBLR due to the Company's size and complexity, including its commercial real estate and construction lending concentrations and significant off-balance sheet funding commitments.

In addition, the Economic Growth Act includes regulatory relief in the areas of examination cycles, call reports, mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

Recent Accounting Pronouncements

See *Note 1* to the accompanying audited financial statements for a description of recent accounting pronouncements including the respective dates of adoption and expected effects on the Company's financial position and results of operations.

Comparison of Financial Condition at December 31, 2023 and December 31, 2022

During the year ended December 31, 2023, total assets increased by $131.7 million, or 2.3%, to $5.81 billion. The increase was primarily attributable to increases in loans receivable and cash and cash equivalents, partially offset by decreases in investment securities.

Cash and cash equivalents were $211.3 million at December 31, 2023, an increase of $42.8 million, or 25.4%, from $168.5 million at December 31, 2022. This increase was primarily due to a $43.5 million increase in interest-bearing deposits in the FRBSTL.

The Company's available-for-sale securities decreased $12.4 million, or 2.5%, compared to December 31, 2022. The decrease was primarily due to normal monthly payments received related to the portfolio of mortgage-backed securities and collateralized mortgage obligations. The available-for-sale securities portfolio was 8.2% and 8.6% of total assets at December 31, 2023 and December 31, 2022, respectively.

The Company's held-to-maturity securities decreased $7.5 million, or 3.7%, compared to December 31, 2022. The decrease was primarily due to normal monthly payments received related to the portfolio of mortgage-backed securities and collateralized mortgage obligations. The held-to-maturity securities portfolio was 3.4% and 3.6% of total assets at December 31, 2023 and December 31, 2022, respectively.

Net loans increased $82.8 million, or 1.8%, from December 31, 2022, to $4.59 billion at December 31, 2023. This increase was primarily in other residential (multi-family) loans ($160 million increase) and commercial business loans ($25 million increase). These increases were partially offset by decreases in construction loans ($61 million decrease) and one- to four- family residential loans ($13 million decrease). The pipeline of loan commitments and the unfunded portion of construction loans remained strong in the fourth quarter of 2023, but decreased significantly compared to the end of 2022. As construction projects were completed, the related loans were either paid off or moved from the construction category to the appropriate permanent loan categories.

Total liabilities increased $93.0 million from $5.15 billion at December 31, 2022 to $5.24 billion at December 31, 2023. The increase was primarily due to increases in short-term borrowings from FHLBank and increases in brokered deposits, partially offset by the decrease in reverse repurchase agreements with customers.

Total deposits increased $36.8 million, or 0.8%, from $4.68 billion at December 31, 2022 to $4.72 billion at December 31, 2023. Transaction account balances decreased $140.1 million, from $3.25 billion at December 31, 2022 to $3.11 billion at December 31, 2023. Retail certificates of deposit decreased $73.1 million compared to December 31, 2022, to $948.2 million at December 31, 2023. Decreases in transaction account balances were primarily in certain NOW account types and non-interest-bearing checking accounts. Total interest-bearing checking increased $27.9 million and non-interest-bearing demand deposit accounts decreased $168.1 million, respectively. Customer retail time deposits initiated through our banking center network decreased $34.6 million and time deposits initiated through our national internet network decreased $34.9 million. Customer deposits at December 31, 2023 and December 31, 2022 totaling $8.8 million and $12.4 million, respectively, were part of the IntraFi Network Deposits program, which allows customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. Brokered deposits increased $250.0 million to $661.5 million at December 31, 2023, compared to $411.5 million at December 31, 2022. Brokered deposits were utilized to fund growth in outstanding loans and to offset reductions in balances in other deposit categories. The Company has the capacity to further expand its use of brokered deposits if it chooses to do so. Of the total brokered deposits at December 31, 2023, $300.0 million were floating rate deposits which adjust daily based on the effective federal funds rate index.

The Company's term Federal Home Loan Bank advances were $-0- at both December 31, 2023 and 2022. At December 31, 2023 and 2022, there were no borrowings from the FHLBank, other than overnight borrowings, which are included in the short-term borrowings category. The Company maintains the flexibility to utilize both overnight borrowings and short-term FHLBank advances depending on relative interest rates.

Short-term borrowings and other interest-bearing liabilities increased $163.0 million, or 182.0%, from $89.6 million at December 31, 2022 to $252.6 million at December 31, 2023. The short-term borrowings included overnight FHLBank borrowings of $251.0 million at December 31, 2023, compared to $88.5 million at December 31, 2022. In January 2024, the Bank borrowed $180.0 million under the Federal Reserve Bank's Bank Term Funding Program (BTFP). The borrowing, which matures in January 2025 and has a fixed interest rate of 4.83%, may be repaid in full or in part without penalty prior to its stated maturity date. The line is secured primarily by the Bank's held-to-maturity investment securities, with total amount of assets pledged totaling approximately $191 million. These funds were primarily used to repay a portion of the Bank's overnight borrowings from the FHLBank.

Securities sold under reverse repurchase agreements with customers decreased $106.0 million, or 59.9%, from $176.8 million at December 31, 2022 to $70.8 million at December 31, 2023. These balances fluctuate over time based on customer demand for this product.

Total stockholders' equity increased $38.7 million, or 7.3%, from $533.1 million at December 31, 2022 to $571.8 million at December 31, 2023. The Company recorded net income of $67.8 million for the year ended December 31, 2023. In addition, total stockholders' equity increased $2.5 million due to the issuance of the Company's common stock upon stock option exercises. Accumulated other comprehensive income increased $10.9 million due to increases in the fair value of investment securities and the fair value of cash flow hedges, as a result of decreased market interest rate expectations. Total stockholders' equity decreased $23.3 million due to repurchases of the Company's common stock. Dividends declared on common stock, which also decreased total stockholders' equity, were $19.1 million.

Results of Operations and Comparison for the Years Ended December 31, 2023 and 2022

General

Net income decreased $8.1 million, or 10.7%, during the year ended December 31, 2023, compared to the year ended December 31, 2022. Net income was $67.8 million for the year ended December 31, 2023 compared to $75.9 million for the year ended December 31, 2022. This decrease was primarily due to an increase in non-interest expense of $7.7 million, or 5.7%, a decrease in net interest income of $6.4 million, or 3.2%, and a decrease in non-interest income of $4.1 million, or 11.9%, partially offset by a decrease in provision for credit losses on loans and unfunded commitments of $9.3 million, and a decrease in provision for income taxes of $710,000, or 3.9%.

Total Interest Income

Total interest income increased $69.9 million, or 30.8%, during the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was due to a $66.2 million increase in interest income on loans and a $3.7 million increase in interest income on investment securities and other interest-earning assets. Interest income on loans increased for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to higher average rates of interest on loans and higher average loan balances. Interest income from investment securities and other interest-earning assets increased during the year ended December 31, 2023 compared to the year ended December 31, 2022, due to higher average balances of investment securities combined with higher average rates of interest on investment securities and other interest-earning assets, partially offset by a decrease in the average balance on other interest-earning assets.

Interest Income – Loans

During the year ended December 31, 2023 compared to the year ended December 31, 2022, interest income on loans increased $54.1 million as the result of higher average interest rates on loans. The average yield on loans increased from 4.69% during the year ended December 31, 2022 to 5.87% during the year ended December 31, 2023. This increase was primarily due to the repricing of floating rate loans in 2023 as market interest rates increased significantly and the origination of new fixed-rate loans at higher market interest rates. In addition, interest income on loans increased $12.1 million as a result of higher average loan balances, which increased from $4.39 billion during the year ended December 31, 2022, to $4.63 billion during the year ended December 31, 2023. The Company continued to originate loans at a pace similar to prior periods through the end of 2022, and overall loan repayments slowed in 2022 and 2023 compared to the level of repayments in 2021. Since the end of 2022, loan originations and net loan growth have been muted; however, some loan growth has come as a result of the funding of previously approved but unfunded balances on construction loans and the slowed loan repayments in 2023.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a contractual termination date in October 2025. As previously disclosed by the Company, on March 2, 2020, the Company and its swap counterparty mutually agreed to terminate this swap, effective immediately. The Company was paid $45.9 million, including accrued but unpaid interest, from its swap counterparty as a result of this termination. This $45.9 million, less the accrued to date interest portion and net of deferred income taxes, is reflected in the Company's stockholders' equity as Accumulated Other Comprehensive Income and is being accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has had the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the periods. The Company recorded interest income related to the interest rate swap of $8.1 million in each of the years ended December 31, 2023 and December 31, 2022. At December 31, 2023, the Company expected to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income ratably in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

In March 2022, the Company entered into another interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million with a contractual termination date of March 1, 2024. Under the terms of the swap, the Company received a fixed rate of interest of 1.6725% and paid a floating rate of interest equal to one-month USD-LIBOR (now the equivalent replacement USD-SOFR rate since USD-LIBOR rate is no longer available). The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. To the extent that the fixed rate exceeded one-month USD-SOFR, the Company received net interest settlements, which were recorded as loan interest income. If one-month USD-SOFR exceeded the fixed rate of interest, the Company paid net settlements to the counterparty and recorded those net payments as a reduction of interest income on loans. The Company recorded a reduction of loan interest income related to this swap transaction of $10.4 million in the year ended December 31, 2023, compared to a reduction of loan interest income related to this swap transaction of $941,000 in the year ended December 31, 2022. Based on market rates of interest in January 2024, the Company expects to record a reduction of loan interest income related to this swap of $1.9 million in the three months ending March 31, 2024, prior to the contractual termination date of March 1, 2024.

In July 2022, the Company entered into two additional interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, the Company receives a fixed rate of interest of 2.628% and pays a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, the Company receives a fixed rate of interest of 5.725% and pays a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate resets monthly and net settlements of interest due to/from the counterparty also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company receives net interest settlements, which are recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company pays net settlements to the counterparty and records those net payments as a reduction of interest income on loans. The Company recorded a reduction of loan interest income related to these swap transactions of $7.2 million in the year ended December 31, 2023. At December 31, 2023, the USD-Prime rate was 8.50% and the one-month USD-SOFR OIS rate was 5.34446%.

If market interest rates remain near their current levels, the Company's interest rate swaps will continue to have a negative impact on net interest income.

Interest Income – Investments and Other Interest-earning Assets

Interest income on investments increased $772,000 in the year ended December 31, 2023 compared to the year ended December 31, 2022. Interest income increased $488,000 due to an increase in average interest rates from 2.84% during the year ended December 31, 2022 to 2.91% during the year ended December 31, 2023. At December 31, 2023, the investment portfolio did not include a material amount of adjustable rate securities. Interest income increased $284,000 as a result of an increase in average balances from $675.6 million during the year ended December 31, 2022, to $685.5 million during the year ended December 31, 2023. Average balances of securities increased primarily due to purchases of agency multi-family mortgage-backed securities that have a fixed rate of interest with expected lives of four to ten years, which fits with the Company's current asset/liability management strategies, partially offset by normal monthly payments received related to the portfolio of U.S. Government agency mortgage-backed securities and collateralized mortgage obligations.

Interest income on other interest-earning assets increased $2.9 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. Interest income increased $3.3 million as a result of higher average interest rates from 1.05% during the year ended December 31, 2022, to 5.04% during the year ended December 31, 2023. Partially offsetting that increase, interest income decreased $436,000 as a result of a decrease in average balances from $195.8 million during the year ended December 31, 2022, to $98.0 million during the year ended December 31, 2023. The increase in average interest rates was due to the increase in the rate paid on funds held at the Federal Reserve Bank. This rate was increased multiple times in 2022 and 2023 in conjunction with the increase in the Federal Funds target interest rate. The decrease in average balances was due to utilization of these funds in loan originations and securities purchases.

Total Interest Expense

Total interest expense increased $76.3 million, or 278.7%, during the year ended December 31, 2023, when compared with the year ended December 31, 2022, due to an increase in interest expense on deposits of $68.1 million, or 329.3%, an increase in interest expense on short-term borrowings of $6.4 million, or 603.6%, an increase in interest expense on securities sold under reverse repurchase agreements of $881,000, or 271.9%, and an increase in interest expense on subordinated debentures issued to capital trusts of $861,000, or 98.4%.

Interest Expense – Deposits

Interest expense on demand deposits increased $22.9 million due to an increase in average rates from 0.26% during the year ended December 31, 2022, to 1.30% during the year ended December 31, 2023. Interest rates paid on demand deposits were higher in 2023 due to significant increases in overall market rates in the latter half of 2022 and all of 2023. Partially offsetting that increase, interest on demand deposits decreased $293,000 due to a decrease in average balances from $2.32 billion in the year ended December 31, 2022, to $2.20 billion in the year ended December 31, 2023. The Company also experienced decreased balances in certain types of NOW accounts and IntraFi Network Reciprocal Deposits, mostly offset by increases in money market accounts, which generally have higher rates of interest than NOW accounts.

Interest expense on time deposits increased $19.8 million as a result of an increase in average rates of interest from 0.96% during the year ended December 31, 2022, to 2.97% during the year ended December 31, 2023. Interest expense on time deposits increased $1.1 million due to an increase in the average balance of time deposits from $890.5 million during the year ended December 31, 2022, to $991.2 million during the year ended December 31, 2023. A large portion of the Company's certificate of deposit portfolio matures within six to twelve months and therefore reprices fairly quickly; this is consistent with the portfolio over the past several years. Older certificates of deposit that renewed or were replaced with new deposits generally resulted in the Company paying a higher rate of interest due to increases in market interest rates in the latter half of 2022 and throughout 2023 and targeted rate promotions during 2023.

Interest expense on brokered deposits increased $14.1 million, due to an increase in average balances from $252.3 million during the year ended December 31, 2022 to $611.8 million during the year ended December 31, 2023. Interest expense on brokered deposits also increased $10.4 million due to average rates of interest that increased from 2.44% in the year ended December 31, 2022 to 5.02% in the year ended December 31, 2023. Brokered deposits added during 2023 were at higher market rates than brokered deposits previously issued. The Company uses brokered deposits of select maturities and interest rate structures from time to time to supplement its various funding channels and to manage interest rate risk.

The Company may use interest rate swaps from time to time to manage its interest rate risks from recorded financial liabilities, primarily brokered deposits. These interest rate swaps have allowed the Company to create funding of varying maturities at a variable rate that in the past has approximated three-month SOFR. In February 2023, the Company entered into five new interest rate swap transactions. At December 31, 2023, the Company had $95.0 million in interest rate swaps on brokered deposits, which were accounted for as fair value hedges. Subsequent to December 31, 2023, the Company elected to terminate these swaps prior to their contractual termination date in 2025. The Company received a net settlement payment from the swap counterparty totaling $26,500 upon termination. The Company did not utilize these types of interest rate swaps on brokered deposits in 2022 or 2021.

The Company's net interest income was negatively impacted in 2023 by the high level of competition for deposits due to asset growth across the industry and the lingering effects of liquidity events at several banks in March 2023. The Company also had a substantial amount of time deposits maturing at relatively low rates in the second quarter of 2023, and these time deposits either renewed at higher rates or left the Company, in turn requiring their replacement with other funding sources at then-current, higher market rates. In addition, sporadically throughout 2023, the Company experienced a higher-than-normal reduction in balances of non-interest-bearing deposits. Customer balances in both non-interest-bearing checking and interest-bearing checking accounts fluctuated during the year ended December 31, 2023. As market interest rates for certain checking account types and time deposit accounts have increased, some customers have chosen to reallocate funds into higher-rate accounts. As of December 31, 2023, time deposit maturities over the next 12 months were as follows: within three months -- $394 million with a weighted-average rate of 3.82%; within three to six months -- $324 million with a weighted-average rate of 4.32%; and within six to twelve months -- $371 million with a weighted-average rate of 4.08%. Based on time deposit market rates in January 2024, replacement rates for these maturing time deposits are likely to be approximately 4.00-4.50%.

Interest Expense – FHLBank Advances; Short-term Borrowings, Repurchase Agreements and Other Interest-bearing Liabilities; Subordinated Debentures Issued to Capital Trust and Subordinated Notes

FHLBank term advances were not utilized during the years ended December 31, 2023 and 2022. FHLBank overnight borrowings were utilized in 2023 and 2022.

Interest expense on reverse repurchase agreements increased $953,000 due to an increase in average rates during the year ended December 31, 2023 when compared to the year ended December 31, 2022. The average rate of interest was 1.47% for the year ended December 31, 2023, compared to 0.24% during the year ended December 31, 2022. The average balance of repurchase agreements decreased $50.4 million from $132.6 million in the year ended December 31, 2022 to $82.2 million in the year ended December 31, 2023, which was due to changes in customers' desire for this product, which can fluctuate.

Interest expense on short-term borrowings (including overnight borrowings from the FHLBank) and other interest-bearing liabilities increased $3.8 million due to an increase in average balances from $48.5 million during the year ended December 31, 2022, to $142.9 million during the year ended December 31, 2023, which was primarily due to changes in the Company's funding needs and the mix of funding, which can fluctuate. Most of this increase was due to the increased utilization of overnight borrowings from the FHLBank. In addition to this increase, interest expense on short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities increased $2.7 million due to average rates that increased from 2.20% in the year ended December 31, 2022, to 5.25% in the year ended December 31, 2023. Short-term market interest rates increased sharply in the latter half of 2022 and throughout 2023.

During the year ended December 31, 2023, compared to the year ended December 31, 2022, interest expense on subordinated debentures issued to capital trusts increased $861,000 due to higher average interest rates. The average interest rate was 3.40% in 2022, compared to 6.74% in 2023. The subordinated debentures are variable-rate debentures, as stated above. There was no change in the average balance of the subordinated debentures between 2022 and 2023.

In June 2020, the Company issued $75.0 million of 5.50% fixed-to-floating rate subordinated notes due June 15, 2030. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. These issuance costs are amortized over the expected life of the notes, which is five years from the issuance date, impacting the overall interest expense on the notes. Interest expense on subordinated notes increased $18,000 due to an increase in average balances from $74.1 million during the year ended December 31, 2022 to $74.4 million during the year ended December 31, 2023 due to this issuance cost amortization.

Net Interest Income

Net interest income for the year ended December 31, 2023 decreased $6.4 million, or 3.2%, to $193.2 million, compared to $199.6 million for the year ended December 31, 2022. Net interest margin was 3.57% for the year ended December 31, 2023, compared to 3.80% for the year ended December 31, 2022, a decrease of 23 basis points. The Company experienced increases in interest income on both loans and investment securities. The Company experienced increases in interest expense on deposits, short-term borrowings, subordinated debentures issued to capital trust and repurchase agreements.

The Company's overall interest rate spread decreased 62 basis points, or 17.1%, from 3.59% during the year ended December 31, 2022, to 2.97% during the year ended December 31, 2023. The decrease was due to a 178 basis point increase in the weighted average rate paid on interest-bearing liabilities, partially offset by a 116 basis point increase in the weighted average yield on interest-earning assets. In comparing the two years, the yield on loans increased 118 basis points, the yield on investment securities increased 7 basis points and the yield on other interest-earning assets increased 399 basis points. The rate paid on deposits increased 173 basis points, the rate paid on short-term borrowings and other interest-bearing liabilities increased 305 basis points, the rate paid on subordinated debentures issued to capital trusts increased 334 basis points and the rate paid on reverse repurchase agreements increased 123 basis points. Interest rates earned on loans and paid on deposits are affected by the mix of the loan and deposit portfolios, the stated maturity of loans and time deposits, the amount of fixed-rate and variable-rate loans and other repricing characteristics. Throughout 2022, competition for deposits was not as intense and market rates on deposits moved higher at a slower pace. In 2023, overall competition for deposits intensified as a few banks experienced significant liquidity issues in March 2023 and market rates moved higher more rapidly. Also, as market interest rates moved higher, some deposit holders chose to move funds into non-deposit investment products.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for and Allowance for Credit Losses

The Company adopted ASU 2016 13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, effective January 1, 2021. The CECL methodology replaced the incurred loss methodology with a lifetime "expected credit loss" measurement objective for loans, held-to-maturity debt securities and other receivables measured at amortized cost at the time the financial asset is originated or acquired. This standard requires the consideration of historical loss experience and current conditions adjusted for reasonable and supportable economic forecasts.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level or term, as well as for changes in economic conditions, including but not limited to, changes in the national unemployment rate, commercial real estate price index, housing price index, consumer sentiment, gross domestic product (GDP) and construction spending.

Challenging or worsening economic conditions from higher inflation or interest rates, COVID-19 and subsequent variant outbreaks or similar events, global unrest or other factors may lead to increased losses in the portfolio and/or requirements for an increase in provision expense. Management maintains various controls in an attempt to identify and limit future losses, such as a watch list of problem loans and potential problem loans, documented loan administration policies and loan review staff to review the quality and anticipated collectability of the portfolio. Additional procedures provide for frequent management review of the loan portfolio based on loan size, loan type, delinquencies, financial analysis, ongoing correspondence with borrowers and problem loan workouts. Management determines which loans are collateral-dependent, evaluates risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

During the year ended December 31, 2023, the Company recorded a provision expense of $2.3 million on its portfolio of outstanding loans, compared to a provision expense of $3.0 million for the year ended December 31, 2022. The Company experienced net charge offs of $1.1 million for the year ended December 31, 2023 compared to net charge offs of $274,000 for the year ended December 31, 2022. The Company recorded a negative provision for losses on unfunded commitments of $5.3 million for the year ended December 31, 2023, compared to provision expense of $3.2 million for the year ended December 31, 2022. General market conditions and unique circumstances related to specific industries and individual projects contribute to the level of provisions and charge-offs.

The Bank's allowance for credit losses as a percentage of total loans was 1.39% at both December 31, 2023 and 2022. Management considers the allowance for credit losses adequate to cover losses inherent in the Bank's loan portfolio at December 31, 2023, based on recent reviews of the Bank's loan portfolio and current economic conditions. If challenging economic conditions were to last longer than anticipated or deteriorate further or management's assessment of the loan portfolio were to change, additional credit loss provisions could be required, thereby adversely affecting the Company's future results of operations and financial condition.

Non-performing Assets

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate.

Non-performing assets at December 31, 2023, were $11.8 million, an increase of $8.1 million from $3.7 million at December 31, 2022. Non-performing assets as a percentage of total assets were 0.20% at December 31, 2023, compared to 0.07% at December 31, 2022.

Compared to December 31, 2022, non-performing loans increased $8.1 million to $11.7 million at December 31, 2023, and foreclosed assets decreased $27,000, to $23,000 at December 31, 2023. The majority of the increase in non-performing loans was in the non-performing commercial real estate loans category, which increased $9.0 million from December 31, 2022, primarily due to one loan relationship being added to the category in 2023.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2023, was as follows:

	Beginning Balance, January 1	Additions to Non-Performing	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—	—	—
Land development	384	—	—	—	—	—	—	384
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	722	716	—	—	(21)	(31)	(664)	722
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	1,579	10,991	—	—	—	—	(2,018)	10,552
Commercial business	586	47	—	—	—	—	(602)	31
Consumer	399	204	(11)	—	—	(123)	(410)	59
Total non-performing loans	$ 3,670	$ 11,958	$ (11)	$ —	$ (21)	$ (154)	$ (3,694)	$ 11,748
FDIC-assisted acquired loans included above	$ 428	$ 2,298	$ —	$ —	$ (21)	$ (31)	$ (412)	$ 2,262

At December 31, 2023, the non-performing commercial real estate category included four loans, two of which were added during the year ended December 31, 2023. The largest relationship in this category, which totaled $8.1 million, or 76.4% of the total category, was added to non-performing loans during the three months ended June 30, 2023 and is collateralized by an office building in Missouri. The loan was classified due to a decline in occupancy resulting in a stressed cash flow. Occupancy has improved somewhat and lease income from the building has continued, and the Company has received some principal paydowns from the borrower. Another significant relationship was added to the commercial real estate category in the three months ended December 31, 2023. This relationship totaled $2.2 million and is collateralized by an assisted living facility in Wisconsin. The non-performing one- to four-family residential category included three loans. The largest relationship in this category, which was added during 2023 and is collateralized by a single-family home in the Kansas City metro area, totaled $543,000, or 75.2% of the total category. The non-performing land development category consisted of one loan added in 2021, which totaled $384,000 and is collateralized by unimproved zoned vacant ground in southern Illinois. The non-performing commercial business category consisted of two loans that totaled $31,000 to a single borrower, both of which were added during 2023. The non-performing consumer category included six loans, three of which were added during 2023.

Other Real Estate Owned and Repossessions. All of the total $23,000 of other real estate owned and repossessions at December 31, 2023 were acquired through foreclosure.

Activity in foreclosed assets and repossessions during the year ended December 31, 2023, was as follows:

	Beginning Balance, January 1		Additions		Sales		Capitalized Costs		Write-Downs		Ending Balance, December 31
					(In Thousands)						
One- to four-family construction	$	—	$	—	$	—	$	—	$	—	$	—
Subdivision construction		—		—		—		—		—		—
Land development		—		—		—		—		—		—
Commercial construction		—		—		—		—		—		—
One- to four-family residential		—		21		(21)		—		—		—
Other residential		—		—		—		—		—		—
Commercial real estate		—		—		—		—		—		—
Commercial business		—		—		—		—		—		—
Consumer		50		88		(115)		—		—		23
Total foreclosed assets and repossessions	$	50	$	109	$	(136)	$	—	$	—	$	23
FDIC-assisted acquired assets included above	$	—	$	21	$	(21)	$	—	$	—	$	—

The additions and sales in the consumer category were due to the volume of repossessions of automobiles, which generally are subject to a shorter repossession process.

Potential Problem Loans. Potential problem loans increased $5.8 million during the year ended December 31, 2023, from $1.6 million at December 31, 2022 to $7.4 million at December 31, 2023. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

Activity in the potential problem loans category during the year ended December 31, 2023, was as follows:

	Beginning Balance, January 1		Additions to Potential Problem		Removed from Potential Problem		Transfers to Non-Performing		Transfers to Foreclosed Assets and Repossessions		Charge-Offs		Payments		Ending Balance, December 31
									(In Thousands)								
One- to four-family construction	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Subdivision construction		—		—		—		—		—		—		—		—
Land development		—		—		—		—		—		—		—		—
Commercial construction		—		—		—		—		—		—		—		—
One- to four-family residential		1,348		167		(1,016)		(105)		—		—		(236)		158
Other residential		—		7,162		—		—		—		—		—		7,162
Commercial real estate		—		—		—		—		—		—		—		—
Commercial business		—		—		—		—		—		—		—		—
Consumer		230		60		(143)		(6)		(5)		(15)		(67)		54
Total potential problem loans	$	1,578	$	7,389	$	(1,159)	$	(111)	$	(5)	$	(15)	$	(303)	$	7,374
FDIC-assisted acquired loans included above	$	743	$	—	$	(639)	$	—	$	—	$	—	$	(4)	$	100

At December 31, 2023, the other residential (multi-family) category of potential problem loans included one loan, which totaled $7.2 million, and was added in 2023. This loan is collateralized by an apartment and retail project in Oklahoma City, OK. This loan was added to potential problems loans due to a decline in occupancy resulting in a stressed cash flow. The borrower continues to make schedule interest payments. At December 31, 2023, the one- to four-family residential category of potential problem loans included two loans. The largest relationship in this category totaled $99,000, or 62.5% of the total category. The consumer category of potential problem loans included six loans.

Loans Categorized as "Watch" and "Special Mention"

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention," "Substandard" and "Doubtful." Multiple loan reviews take place on a continuous basis by credit risk and lending management. Reviews are focused on financial performance, occupancy trends, delinquency status, covenant compliance, collateral support, economic considerations and various other factors. Loans classified as "Watch" are being monitored due to indications of potential weaknesses or deficiencies that may require future reclassification as special mention or substandard. Loans classified as "Watch" decreased $20.4 million, from $28.7 million at December 31, 2022 to $8.3 million at December 31, 2023, primarily due to the combination of one large loan being upgraded to "Satisfactory," one unrelated large loan being downgraded to "Substandard" and added to non-performing loans, and one unrelated loan being downgraded to "Special Mention." While loans classified as "Special Mention" are not adversely classified, they are deserving of management's close attention to ensure repayment prospects or the credit position of the assets does not deteriorate and expose the institution to elevated risk to warrant adverse classification at a future date. In the year ended December 31, 2023, loans classified as "Special Mention" increased $26.7 million as four loan relationships were downgraded from "Satisfactory." In the year ended December 31, 2023, four loan relationships were downgraded from "Satisfactory." The largest relationship consisted of four commercial business loans totaling $9.9 million at December 31, 2023 and is secured by business assets, equipment, accounts receivable and real estate. The relationship was added to the "Special Mention" category during 2023 due to stressed cash flow associated with business expansion. Since that time, the borrower has reduced debt by restructuring business operations, resulting in improved business cash flow and collateral margins. Monthly payments continue to amortize the loan balance. At December 31, 2023, a $9.6 million relationship was also included in the "Special Mention" category. The balance represents a participation in a loan collateralized by a student housing project in Texas. The Company is not the lead lender for this relationship. The project has suffered from rising debt service requirements and a decline in occupancy. A relationship totaling $4.4 million at December 31, 2023 was added to the "Special Mention" category in 2023. This relationship is collateralized by three assisted care facilities located in southwest Missouri. Business cash flow was negatively impacted by a labor shortage and a decrease in Medicaid reimbursement during 2022-2023. Monthly payments continue to amortize the loan balance. See *Note 3* to the accompanying audited financial statements for further discussion of the Company's loan grading system.

Non-Interest Income

Non-interest income for the year ended December 31, 2023 was $30.1 million compared to $34.1 million for the year ended December 31, 2022. The decrease of $4.0 million, or 11.9%, was primarily as a result of the following items:

Point-of-sale and ATM fees: Point-of-sale and ATM fees decreased $1.4 million compared to the prior year. This decrease was primarily due to a portion of these transactions now being routed through channels with lower fees to the Company, which is expected to continue in future periods, and certain increases in related processing costs during the transition to a new debit card processor.

Other income: Other income decreased $1.2 million compared to the prior year. In 2022, a gain of $1.1 million was recognized on sales of fixed assets, with no similar transactions occurring in the current year.

Gain (loss) on derivative interest rate products: In 2023, the Company recognized a loss of $337,000 on the change in fair value of its back-to-back interest rate swaps related to commercial loans and the change in fair value on interest rate swaps related to brokered time deposits. In 2022, the Company recognized a gain of $321,000 on the change in fair value of its back-to-back interest rate swaps related to commercial loans.

Non-Interest Expense

Total non-interest expense increased $7.6 million, or 5.7%, from $133.4 million in the year ended December 31, 2022, to $141.0 million in the year ended December 31, 2023. The Company's efficiency ratio for the year ended December 31, 2023 was 63.16%, compared to 57.05% for 2022. In the year ended December 31, 2023, the change in the efficiency ratio was primarily due to an increase in non-interest expense, and decreases non-interest income and net interest income. The Company's ratio of non-interest expense to average assets was 2.47% for the year ended December 31, 2023 compared to 2.42% for the year ended December 31,

2022. Average assets for the year ended December 31, 2023, increased $199.4 million, or 3.6%, from the year ended December 31, 2022, primarily due to increases in average net loans receivable.

The following were significant items related to the increase in non-interest expense for the year ended December 31, 2023 as compared to the year ended December 31, 2022:

Salaries and employee benefits: Salaries and employee benefits increased $3.2 million from the prior year. A portion of this increase related to normal annual merit increases in various lending and operations areas. In 2023, some of these increases were larger than in previous years due to the current employment environment. Also, in the fourth quarter of 2023, the Company recorded expense totaling $441,000 related to discretionary bonuses awarded to various associates who have been involved significantly in the software and systems transition. In addition, compensation costs related to originated loans that are deferred under accounting rules decreased by $1.3 million in 2023 compared to 2022 (resulting in higher expense in 2023), as the volume of loans originated in 2023 decreased substantially compared to 2022.

Net occupancy expenses: Net occupancy expenses increased $2.4 million from the prior year. Various components of computer license and support expenses increased by $1.4 million in 2023 compared to 2022. In addition, various repairs and maintenance expenses increased by $252,000 in 2023 compared to 2022.

Insurance: Insurance expense increased $1.3 million from the prior year. The increase was primarily due to previously announced increases in deposit insurance rates for the FDIC's Deposit Insurance Fund.

Legal, Audit and Other Professional Fees: Legal, audit and other professional fees increased $756,000 from the prior year, to $7.1 million. In 2023, the Company expensed a total of $4.0 million, primarily related to training and implementation costs for the upcoming core systems conversion and professional fees to consultants engaged to support the Company's transition of core and ancillary software and information technology systems, compared to $3.1 million expensed in 2022. In addition, in 2022, the Company expensed $372,000 in fees related to the interest rate swaps initiated in July 2022, which was not repeated in 2023.

Provision for Income Taxes

For the years ended December 31, 2023 and 2022, the Company's effective tax rate was 20.6% and 19.4%, respectively. These effective rates were near or below the statutory federal tax rate of 21%, due primarily to the utilization of certain investment tax credits and the Company's tax-exempt investments and tax-exempt loans, which reduced the Company's effective tax rate. The Company's effective tax rate may fluctuate in future periods as it is impacted by the level and timing of the Company's utilization of tax credits, the level of tax-exempt investments and loans, the amount of taxable income in various state jurisdictions and the overall level of pre-tax income. State tax expense estimates continually evolve as taxable income and apportionment between states are analyzed. The Company's effective income tax rate is currently generally expected to remain near the statutory federal tax rate due primarily to the factors noted above. The Company currently expects its effective tax rate (combined federal and state) will be approximately 20.5% to 21.5% in future periods.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees, which were deferred in accordance with accounting standards. Net fees included in interest income were $5.7 million, $6.3 million and $11.2 million for 2023, 2022 and 2021, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	Dec. 31, 2023	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2021		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(Dollars In Thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	3.88 %	$ 905,102	$ 33,693	3.72 %	$ 811,896	$ 27,853	3.43 %	$ 678,900	$ 25,251	3.72 %
Other residential	7.15	822,955	56,274	6.84	837,582	43,174	5.15	922,739	40,998	4.44
Commercial real estate	6.10	1,493,130	87,670	5.87	1,551,541	73,164	4.72	1,541,095	65,811	4.27
Construction	7.90	908,558	65,999	7.26	679,524	37,370	5.50	616,899	27,696	4.49
Commercial business	6.50	308,049	18,310	5.94	292,825	14,615	4.99	279,232	15,403	5.52
Other loans	6.70	181,649	9,125	5.02	199,336	8,864	4.45	220,783	10,347	4.69
Industrial revenue bonds (1)	6.10	12,413	881	7.10	13,338	711	5.33	14,528	763	5.25
Total loans receivable	6.25	4,631,856	271,952	5.87	4,386,042	205,751	4.69	4,274,176	186,269	4.36
Investment securities (1)	2.77	685,496	19,942	2.91	675,571	19,170	2.84	447,943	11,689	2.61
Interest-earning deposits in other banks	5.34	98,049	4,941	5.04	195,817	2,056	1.05	552,094	715	0.13
Total interest-earning assets	5.81	5,415,401	296,835	5.48	5,257,430	226,977	4.32	5,274,213	198,673	3.77
Non-interest-earning assets:										
Cash and cash equivalents		90,881			96,353			96,989		
Other non-earning assets		212,914			166,007			131,154		
Total assets		$ 5,719,196			$ 5,519,790			$ 5,502,356		
Interest-bearing liabilities:										
Interest-bearing demand and savings	1.67	$ 2,202,242	28,579	1.30	$ 2,322,915	5,968	0.26	$ 2,316,890	4,023	0.17
Time deposits	3.79	991,202	29,459	2.97	890,507	8,546	0.96	1,076,446	8,090	0.75
Brokered deposits	5.20	611,821	30,719	5.02	252,281	6,162	2.44	84,688	989	1.17
Total deposits	2.80	3,805,265	88,757	2.33	3,465,703	20,676	0.60	3,478,024	13,102	0.38
Securities sold under reverse repurchase agreements	1.66	82,218	1,205	1.47	132,595	324	0.24	143,757	37	0.03
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	5.64	142,866	7,500	5.25	48,530	1,066	2.20	1,529	—	—
Subordinated debentures issued to capital trust	7.24	25,774	1,736	6.74	25,774	875	3.40	25,774	448	1.74
Subordinated notes	5.92	74,430	4,422	5.94	74,131	4,422	5.97	119,780	7,165	5.98
Total interest-bearing liabilities	3.03	4,130,553	103,620	2.51	3,746,733	27,363	0.73	3,768,864	20,752	0.55
Non-interest-bearing liabilities:										
Demand deposits		949,045			1,141,660			1,061,716		
Other liabilities		88,678			66,224			44,260		
Total liabilities		5,168,276			4,954,617			4,874,840		
Stockholders' equity		550,920			565,173			627,516		
Total liabilities and stockholders' equity		$ 5,719,196			$ 5,519,790			$ 5,502,356		
Net interest income:										
Interest rate spread	2.78 %		$ 193,215	2.97 %		$ 199,614	3.59 %		$ 177,921	3.22 %
Net interest margin*				3.57 %			3.80 %			3.37 %
Average interest-earning assets to average interest-bearing liabilities		131.1 %			140.3 %			139.9 %		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balance of investment securities, average tax-exempt investment securities were $56.0 million, $54.0 million and $42.3 million for 2023, 2022 and 2021, respectively. In addition, average tax-exempt industrial revenue bonds were $13.9 million, $16.4 million and $17.9 million in 2023, 2022 and 2021, respectively. Interest income on tax-exempt assets included in this table was $2.4 million, $2.2 million and $1.6 million for 2023, 2022 and 2021, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $2.1 million, $2.1 million and $1.6 million for 2023, 2022 and 2021, respectively.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2023 vs. December 31, 2022			Year Ended December 31, 2022 vs. December 31, 2021		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(In Thousands)					
Interest-earning assets:						
Loans receivable	$ 54,141	$ 12,060	$ 66,201	$ 14,512	$ 4,970	$ 19,482
Investment securities	488	284	772	1,098	6,383	7,481
Interest-earning deposits in other banks	3,321	(436)	2,885	1,475	(134)	1,341
Total interest-earning assets	57,950	11,908	69,858	17,085	11,219	28,304
Interest-bearing liabilities:						
Demand deposits	22,904	(293)	22,611	1,935	10	1,945
Time deposits	19,843	1,070	20,913	1,212	(756)	456
Brokered Deposits	10,449	14,108	24,557	1,839	3,334	5,173
Total deposits	53,196	14,885	68,081	4,986	2,588	7,574
Securities sold under reverse repurchase agreements	953	(72)	881	290	(3)	287
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	2,684	3,750	6,434	390	676	1,066
Subordinated debentures issued to capital trust	861	—	861	427	—	427
Subordinated notes	(18)	18	—	(20)	(2,723)	(2,743)
Total interest-bearing liabilities	57,676	18,581	76,257	6,073	538	6,611
Net interest income	$ 274	$ (6,673)	$ (6,399)	$ 11,012	$ 10,681	$ 21,693

Results of Operations and Comparison for the Years Ended December 31, 2022 and 2021

General

Net income increased $1.3 million, or 1.8%, during the year ended December 31, 2022, compared to the year ended December 31, 2021. Net income was $75.9 million for the year ended December 31, 2022 compared to $74.6 million for the year ended December 31, 2021. This increase was primarily due to an increase in net interest income of $21.7 million, or 12.2%, and a decrease in income tax expense of $1.5 million, or 7.5%, partially offset by an increase in provision for credit losses on loans and unfunded commitments of $11.9 million, or 207.4%, an increase in non-interest expense of $5.7 million, or 4.5%, and a decrease in non-interest income of $4.2 million, or 10.9%.

Total Interest Income

Total interest income increased $28.3 million, or 14.2%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was due to a $19.5 million increase in interest income on loans and an $8.8 million increase in interest income on investment securities and other interest-earning assets. Interest income on loans increased for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to higher average rates of interest on loans and higher average loan balances. Interest income from investment securities and other interest-earning assets increased during the year ended December 31, 2022 compared to the year ended December 31, 2021, due to higher average balances of investment securities combined with higher average rates of interest on investment securities and other interest-earning assets.

Interest Income – Loans

During the year ended December 31, 2022 compared to the year ended December 31, 2021, interest income on loans increased due to higher average balances and average interest rates. Interest income increased $14.5 million as the result of higher average interest rates on loans. The average yield on loans increased from 4.36% during the year ended December 31, 2021 to 4.69% during the year ended December 31, 2022. This increase was primarily due to the repricing of floating rates and the origination of new loans at current market rates in 2022 as market interest rates began to increase significantly. In addition, interest income on loans increased $5.0 million as a result of higher average loan balances, which increased from $4.27 billion during the year ended December 31, 2021, to $4.39 billion during the year ended December 31, 2022. The Company continued to originate loans at a pace similar to prior periods, but overall loan repayments slowed in 2022 compared to the level of repayments in 2021.

Additionally, the Company's interest income on loans included accretion of net deferred fees related to Paycheck Protection Program (PPP) loans originated in 2020 and 2021. Net deferred fees recognized in interest income were $502,000 and $5.5 million in the years ended December 31, 2022 and December 31, 2021, respectively.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a contractual termination date in October 2025. As previously disclosed by the Company, in March 2020, the Company and its swap counterparty mutually agreed to terminate this swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination. This $45.9 million, less the accrued to date interest portion and net of deferred income taxes, is reflected in the Company's stockholders' equity as Accumulated Other Comprehensive Income and is being accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the periods. The Company recorded interest income related to the interest rate swap of $8.1 million in each of the years ended December 31, 2022 and December 31, 2021. At December 31, 2022, the Company expected to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income ratably in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

In March 2022, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million with a contractual termination date of March 1, 2024. Under the terms of the swap, the Company received a fixed rate of interest of 1.6725% and paid a floating rate of interest equal to one-month USD-LIBOR (or the equivalent replacement rate if USD-LIBOR rate is not available). The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. The initial floating rate of interest was set at 0.2414%. To the extent that the fixed rate of interest exceeded one-month USD-LIBOR, the Company received net interest settlements, which were recorded as loan interest income. If one-month USD-LIBOR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and recorded those net payments as a reduction of interest income on loans. The Company recorded a reduction of loan interest income related to this swap transaction of $941,000 in the year ended December 31, 2022.

In July 2022, the Company entered into two additional interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, beginning in May 2023, the Company will receive a fixed rate of interest of 2.628% and will pay a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company will receive a fixed rate of interest of 5.725% and will pay a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate will be reset monthly and net settlements of interest due to/from the counterparty will also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company will receive net interest settlements, which will be recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company will be required to pay net settlements to the counterparty and will record those net payments as a reduction of interest income on loans. At December 31, 2022, the USD-Prime rate was 7.50% and the one-month USD-SOFR OIS rate was 4.06173%.

Interest Income – Investments and Other Interest-earning Assets

Interest income on investments increased $7.5 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest income increased $6.4 million as a result of an increase in average balances from $447.9 million during the year ended December 31, 2021, to $675.6 million during the year ended December 31, 2022. Interest income increased $1.1 million due to an increase in average interest rates from 2.61% during the year ended December 31, 2021 to 2.84% during the year ended December 31, 2022, due to higher market rates of interest on investment securities purchased during 2022 compared to securities already in the portfolio. At December 31, 2022, the investment portfolio did not include a material amount of adjustable rate securities.

Interest income on other interest-earning assets increased $1.3 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest income increased $1.5 million as a result of higher average interest rates from 0.13% during the year ended December 31, 2021, to 1.05% during the year ended December 31, 2022. Interest income decreased $134,000 as a result of a decrease in average balances from $552.1 million during the year ended December 31, 2021, to $195.8 million during the year ended December 31, 2022. The increase in the average interest rate was primarily due to the increase in the rate paid on funds held at the Federal Reserve Bank. This rate was increased multiple times in 2022 in conjunction with the increase in the Federal Funds target interest rate.

Total Interest Expense

Total interest expense increased $6.6 million, or 31.9%, during the year ended December 31, 2022, when compared with the year ended December 31, 2021, due to an increase in interest expense on deposits of $7.6 million, or 57.8%, an increase in interest expense on short-term borrowings of $1.1 million, or 100.0%, an increase in interest expense on subordinated debentures issued to capital trusts of $427,000, or 95.3%, and an increase in interest expense on securities sold under reverse repurchase agreements of $287,000, or 775.7%, partially offset by a decrease in interest expense on subordinated notes of $2.7 million, or 31.9%.

Interest Expense – Deposits

Interest expense on demand deposits increased $1.9 million due to an increase in average rates from 0.17% during the year ended December 31, 2021, to 0.26% during the year ended December 31, 2022. In addition, interest on demand deposits increased $10,000 due to an increase of $6.0 million in average balances to $2.32 billion in the year ended December 31, 2022, when compared to the year ended December 31, 2021. Interest rates paid on demand deposits increased due to increases in the federal funds rate of interest and other market interest rates during 2022.

Interest expense on time deposits increased $1.2 million due to an increase in average rates of interest from 0.75% during the year ended December 31, 2021, to 0.96% during the year ended December 31, 2022. Partially offsetting that increase, interest expense on time deposits decreased $756,000 due to a decrease in the average balance of time deposits from $1.08 billion during the year ended December 31, 2021, to $891.5 million during the year ended December 31, 2022. A large portion of the Company's certificate of deposit portfolio matures within six to twelve months and therefore reprices fairly quickly; this is consistent with the portfolio over the past several years. Older certificates of deposit that renewed or were replaced with new deposits in the latter half of 2022 generally resulted in the Company paying a higher rate of interest due to market interest rate increases during 2022. The decrease in average balances of time deposits was a result of decreases in retail time deposits obtained through the Company's banking center network and time deposits obtained through on-line channels. On-line channel time deposits were actively reduced by the Company as other deposit sources increased. The Company reduced its rates on these types of time deposits and allowed these deposits to mature without replacement during 2021 and 2022.

Interest expense on brokered deposits increased $3.3 million, due to an increase in average balances from $84.7 million during the year ended December 31, 2021 to $252.3 million during the year ended December 31, 2022. Interest expense on brokered deposits also increased $1.8 million due to average rates of interest that increased from 1.17% in the year ended December 31, 2021 to 2.44% in the year ended December 31, 2022. Brokered deposits added during 2022 were at higher market rates than brokered deposits previously issued. The Company uses brokered deposits of select maturities and interest rate structures from time to time to supplement its various funding channels and to manage interest rate risk.

Interest Expense – FHLBank Advances, Short-term Borrowings, Repurchase Agreements and Other Interest-bearing Liabilities; Subordinated Debentures Issued to Capital Trust and Subordinated Notes

FHLBank term advances were not utilized during the years ended December 31, 2022 and 2021. FHLBank overnight borrowings were utilized in 2022, but were not utilized in 2021.

Interest expense on reverse repurchase agreements increased $290,000 due to an increase in average rates during the year ended December 31, 2022 when compared to the year ended December 31, 2021. The average rate of interest was 0.24% for the year ended December 31, 2022, compared to 0.03% during the year ended December 31, 2021. The average balances of repurchase agreements decreased $11.2 million from $143.8 million in the year ended December 31, 2021, to $132.6 million in the year ended December 31, 2022, resulting in little change in interest expense.

Interest expense on short-term borrowings and other interest-bearing liabilities increased $676,000 due to an increase in average balances from $1.5 million during the year ended December 31, 2021, to $48.5 million during the year ended December 31, 2022, which was primarily due to changes in the Company's funding needs and the mix of funding, which can fluctuate. Most of this increase was due to the utilization of overnight borrowings from the FHLBank. In addition to this increase, interest expense on short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities increased $390,000 due to average rates that increased from 0.02% in the year ended December 31, 2021, to 2.20% in the year ended December 31, 2022.

During the year ended December 31, 2022, compared to the year ended December 31, 2021, interest expense on subordinated debentures issued to capital trusts increased $427,000 due to higher average interest rates. The average interest rate was 1.74% in 2021, compared to 3.40% in 2022. The interest rate on subordinated debentures is a floating rate indexed to the three-month LIBOR interest rate. There was no change in the average balance of the subordinated debentures between 2022 and 2021.

In August 2016, the Company issued $75 million of 5.25% fixed-to-floating rate subordinated notes due August 15, 2026. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In June 2020, the Company issued $75.0 million of 5.50% fixed-to-floating rate subordinated notes due June 15, 2030. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions and other issuance costs, of approximately $73.5 million. In both cases, the issuance costs are amortized over the expected life of the notes, which is five years from the issuance date, and therefore impact the overall interest expense on the notes. In August 2021, the Company completed the redemption of all of its 5.25% subordinated notes due August 15, 2026. The notes were redeemed for cash by the Company at 100% of their principal amount, plus accrued and unpaid interest. Interest expense on subordinated notes decreased $2.7 million due to a decrease in average balances from $119.8 million during the year ended December 31, 2021 to $74.1 million during the year ended December 31, 2022, due to lower average balances resulting from the redemption of the subordinated notes maturing in 2026.

Net Interest Income

Net interest income for the year ended December 31, 2022 increased $21.7 million, or 12.2%, to $199.6 million, compared to $177.9 million for the year ended December 31, 2021. Net interest margin was 3.80% for the year ended December 31, 2022, compared to 3.37% for the year ended December 31, 2021, an increase of 43 basis points. The Company experienced increases in interest income on both loans and investment securities. The Company experienced increases in interest expense on deposits, short-term borrowings, subordinated debentures issued to capital trust and repurchase agreements, partially offset by a decrease in interest expense on subordinated notes.

The Company's overall interest rate spread increased 37 basis points, or 11.5%, from 3.22% during the year ended December 31, 2021, to 3.59% during the year ended December 31, 2022. The increase was due to a 55 basis point increase in the weighted average yield on interest-earning assets and an 18 basis point increase in the weighted average rate paid on interest-bearing liabilities. In comparing the two years, the yield on loans increased 33 basis points, the yield on investment securities increased 23 basis points and the yield on other interest-earning assets increased 92 basis points. The rate paid on deposits increased 22 basis points, the rate paid on subordinated debentures issued to capital trusts increased 166 basis points, the rate paid on reverse repurchase agreements increased 21 basis points and the rate paid on subordinated notes decreased one basis point. In addition, the Company had outstanding overnight borrowings in the 2022 period, which had an average interest rate of 220 basis points compared to none in the 2021 period.

During the year ended December 31, 2022, the mix of the Company's assets shifted somewhat, with net increases in outstanding loan balances and investment securities. The Company used excess funds that were previously held on account at the Federal Reserve Bank to fund the increases in loans and investments. Loans increased $499.3 million and investment securities increased $192.1 million, while cash and cash equivalents decreased $548.7 million. Also, in the latter half of 2022, the mix of deposits changed somewhat, with non-time account balances trending lower and time deposit balances trending higher. The increased time deposits are a mix of shorter-term retail deposits, fixed-rate brokered deposits callable at the Company's discretion and variable-rate brokered deposits. From time to time, the Company also utilized overnight borrowings from the FHLBank.

For additional information on net interest income components, refer to the "Average Balances, Interest Rates and Yields" table in this Report.

Provision for and Allowance for Credit Losses

During the year ended December 31, 2022, the Company recorded a provision expense of $3.0 million on its portfolio of outstanding loans, compared to a negative provision of $6.7 million for the year ended December 31, 2021. The negative provision for credit losses in 2021 reflected decreased outstanding total loans and continued positive trends in asset quality metrics, combined with an improved economic forecast. In 2021, the national unemployment rate continued to decrease and many measures of economic growth improved. The Company experienced net charge offs of $274,000 for the year ended December 31, 2022 compared to net recoveries of $116,000 for the year ended December 31, 2021. The provision for losses on unfunded commitments for the year ended December 31, 2022 was $3.2 million, compared to $939,000 for the year ended December 31, 2021. General market conditions and unique circumstances related to specific industries and individual projects contributed to the level of provisions and charge-offs. Collateral and repayment evaluations of all assets categorized as potential problem loans, non-performing loans or foreclosed assets were completed with corresponding charge-offs or reserve allocations made as appropriate.

The Bank's allowance for credit losses as a percentage of total loans was 1.39% and 1.49% at December 31, 2022 and 2021, respectively.

Non-performing Assets

Non-performing assets at December 31, 2022, were $3.7 million, a decrease of $2.3 million from $6.0 million at December 31, 2021. Non-performing assets as a percentage of total assets were 0.07% at December 31, 2022, compared to 0.11% at December 31, 2021.

Compared to December 31, 2021, non-performing loans decreased $1.7 million to $3.7 million at December 31, 2022, and foreclosed assets decreased $538,000 to $50,000 at December 31, 2022. Non-performing commercial real estate loans were $1.6 million, or 43.0%, of total non-performing loans at December 31, 2022. Nonperforming one-to four-family residential loans were $722,000, or 19.6%, of the total non-performing loans at December 31, 2022. Non-performing commercial business loans were $586,000, or 16.0%, of total non-performing loans at December 31, 2022. Non-performing land development loans were $384,000, or 10.5%, of total nonperforming loans at December 31, 2022. Non-performing consumer loans were $399,000, or 10.9%, of the total non-performing loans at December 31, 2022.

Non-performing Loans. Activity in the non-performing loans category during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions to Non-Performing	Removed from Non-Performing	Transfers to Potential Problem Loans	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
				(In Thousands)				
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—	—	—
Land development	468	—	—	—	—	(84)	—	384
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	2,216	519	(90)	(279)	—	(37)	(1,607)	722
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	2,006	238	—	—	—	—	(665)	1,579
Commercial business	—	586	—	—	—	—	—	586
Consumer	733	168	—	(74)	(9)	(92)	(327)	399
Total non-performing loans	$ 5,423	$ 1,511	$ (90)	$ (353)	$ (9)	$ (213)	$ (2,599)	$ 3,670
FDIC-assisted acquired loans included above	$ 1,736	$ 272	$ —	$ —	$ —	$ —	$ (1,580)	$ 428

At December 31, 2022, the non-performing commercial real estate category included three loans, one of which was added during 2022. The largest relationship in this category, which totaled $1.3 million, or 83.3% of the total category, was transferred from potential problem loans in 2021 and is collateralized by a mixed use commercial retail building. The non-performing one- to four-family residential category included 23 loans, four of which were added during 2022. The largest relationship in this category, totaled $158,000, or 21.8% of the total category. The non-performing land development category consisted of one loan, which totaled

$384,000 and is collateralized by unimproved zoned vacant ground in southern Illinois. The non-performing commercial business category consisted of two loans that totaled $586,000 to a single borrower, both of which were added during the fourth quarter of 2022 and subsequently paid off with no loss in the first quarter of 2023. The non-performing consumer category included 23 loans, 11 of which were added during 2022.

Other Real Estate Owned and Repossessions. Of the total $233,000 of other real estate owned and repossessions at December 31, 2022, $183,000 represents properties which were not acquired through foreclosure.

Activity in foreclosed assets and repossessions during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions	Sales	Capitalized Costs	Write-Downs	Ending Balance, December 31
			(In Thousands)			
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	—	—	—	—	—	—
Land development	315	—	(300)	—	(15)	—
Commercial construction	—	—	—	—	—	—
One- to four-family residential	183	—	(175)	—	(8)	—
Other residential	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Consumer	90	344	(384)	—	—	50
Total foreclosed assets and repossessions	$ 588	$ 344	$ (859)	$ —	$ (23)	$ 50
FDIC-assisted acquired assets included above	$ 498	$ —	$ (475)	$ —	$ (23)	$ —

The Company sold its three remaining foreclosed real estate properties in 2022. The additions and sales in the consumer category were due to the volume of repossessions of automobiles, which generally are subject to a shorter repossession process.

Potential Problem Loans. Potential problem loans decreased $402,000 during the year ended December 31, 2022, from $2.0 million at December 31, 2021 to $1.6 million at December 31, 2022. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

Activity in the potential problem loans category during the year ended December 31, 2022, was as follows:

	Beginning Balance, January 1	Additions to Potential Problem	Removed from Potential Problem	Transfers to Non-Performing	Transfers to Foreclosed Assets and Repossessions	Charge-Offs	Payments	Ending Balance, December 31
					(In Thousands)			
One- to four-family construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Subdivision construction	15	—	—	—	—	—	(15)	—
Land development	—	—	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—
One- to four-family residential	1,432	279	(275)	—	—	—	(88)	1,348
Other residential	—	—	—	—	—	—	—	—
Commercial real estate	210	—	—	—	—	(44)	(166)	—
Commercial business	—	—	—	—	—	—	—	—
Consumer	323	161	(58)	(37)	(27)	(9)	(123)	230
Total potential problem loans	$ 1,980	$ 440	$ (333)	$ (37)	$ (27)	$ (53)	$ (392)	$ 1,578
FDIC-assisted acquired loans included above	$ 1,004	$ —	$ —	$ —	$ —	$ (44)	$ (217)	$ 743

At December 31, 2022, the one- to four-family residential category of potential problem loans included 22 loans, one of which was added during the year ended December 31, 2022. The largest relationship in this category totaled $159,000, or 11.8% of the total category. The consumer category of potential problem loans included 26 loans, 17 of which were added during the year ended December 31, 2022.

Loans Classified "Watch"

The Company reviews the credit quality of its loan portfolio using an internal grading system that classifies loans as "Satisfactory," "Watch," "Special Mention," "Substandard" and "Doubtful." Loans classified as "Watch" are being monitored because of indications of potential weaknesses or deficiencies that may require future classification as special mention or substandard. In the year ended December 31, 2022, loans classified as "Watch" decreased $2.0 million, from $30.7 million at December 31, 2021 to $28.7 million at December 31, 2022 primarily due to loans being upgraded out of the "Watch" category, partially offset by loans being downgraded to the "Watch" category. See *Note 3* to the accompanying audited financial statements for further discussion of the Company's loan grading system.

Non-Interest Income

Non-interest income for the year ended December 31, 2022 was $34.1 million compared with $38.3 million for the year ended December 31, 2021. The decrease of $4.2 million, or 10.9%, was primarily as a result of the following items:

Net gains on loan sales: Net gains on loan sales decreased $6.9 million compared to the prior year. The decrease was due to a decrease in originations of fixed-rate single-family mortgage loans during 2022 compared to 2021. Fixed-rate single-family mortgage loans originated are generally subsequently sold in the secondary market. These loan originations increased substantially when market interest rates decreased to historically low levels in 2020 and 2021. As a result of the significant volume of refinance activity in 2022 and 2021, and as market interest rates moved higher beginning in the second quarter of 2022, mortgage refinance volume decreased and fixed rate loan originations and related gains on sales of these loans decreased substantially.

Other income: Other income increased $1.3 million compared to the prior year. In 2022, a gain of $1.0 million was recognized on sales of fixed assets. Also in 2022, the Company recorded a one-time bonus of $500,000 from its card processor for achieving certain benchmarks related to debit card activity.

Overdraft and Insufficient funds fees: Overdraft and Insufficient funds fees increased $1.2 million compared to the prior year. It appears that consumers continued to spend significantly in 2022, but some may have lower account balances as prices for goods and services increased and government stimulus payments received by consumers in 2020 and 2021 were exhausted.

Point-of-sale and ATM fees: Point-of-sale and ATM fees increased $676,000 compared to the prior year. This increase was mainly due to increased customer debit card transactions in 2022 compared to 2021. In the latter half of 2021 and through 2022, debit card usage by customers rebounded and was back to historical levels, and in many cases, increased levels of activity. However, during the three months ended December 31, 2022, debit card usage and revenue to Great Southern decreased a bit compared to recent quarterly periods. It appears that debit card transaction volumes may have decreased and customers may be using credit cards for more transactions instead.

Non-Interest Expense

Total non-interest expense increased $5.7 million, or 4.5%, from $127.7 million in the year ended December 31, 2021, to $133.4 million in the year ended December 31, 2022. The Company's efficiency ratio for the year ended December 31, 2022 was 57.05%, compared to 59.03% for 2021. The higher efficiency ratio in 2021 was primarily due to an increase in non-interest expense (primarily from the significant IT consulting expense and related contract termination liability incurred in December 2021), partially offset by an increase in total revenue. Excluding this consulting expense and contract termination liability, the Company's efficiency ratio was 56.57% in 2021. In the year ended December 31, 2022, the improvement in the efficiency ratio was primarily due to an increase in net interest income, as a result of increased loan and investment balances and increased market interest rates compared to the year ended December 31, 2021, partially offset by increased non-interest expense. The Company's ratio of non-interest expense to average assets was 2.42% for the year ended December 31, 2022 compared to 2.32% for the year ended December 31, 2021. Average assets for the year ended December 31, 2022, increased $17.4 million, or 0.3%, from the year ended December 31, 2021, primarily due to increases in net loans receivable and investment securities, partially offset by a decrease interest-bearing cash equivalents.

The following were key items related to the increase in non-interest expense for the year ended December 31, 2022 as compared to the year ended December 31, 2021:

Salaries and employee benefits: Salaries and employee benefits increased $5.0 million from the prior year. A portion of this increase related to normal annual merit increases in various lending and operations areas. In 2022, many of these increases were larger than in previous years due to the employment environment. Also, in the second quarter of 2022, the Company paid a special cash bonus to all employees totaling $1.1 million in response to the rapid and significant increases in prices for many goods and services. In addition, the Phoenix and Charlotte, North Carolina loan offices were opened in 2022, with the operation of these offices adding approximately $727,000 of salaries and benefits expense in the 2022 year.

Other operating expenses: Other operating expenses increased $1.7 million from the prior year, to $8.3 million. Of this increase, $443,000 related to deposit account fraud losses and $219,000 related to charitable contributions.

Provision for Income Taxes

For the years ended December 31, 2022 and 2021, the Company's effective tax rate was 19.4% and 20.9%, respectively. These effective rates were at or below the statutory federal tax rate of 21%, due primarily to the utilization of certain investment tax credits and the Company's tax-exempt investments and tax-exempt loans, which reduced the Company's effective tax rate.

Liquidity

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its borrowers' credit needs. At December 31, 2023, the Company had commitments of approximately $14.0 million to fund loan originations, $1.21 billion of unused lines of credit and unadvanced loans, and $16.5 million of outstanding letters of credit.

Loan commitments and the unfunded portion of loans at the dates indicated were as follows (in thousands):

	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Closed non-construction loans with unused available lines					
Secured by real estate (one- to four-family)	$ 203,964	$ 199,182	$ 175,682	$ 164,480	$ 155,831
Secured by real estate (not one- to four-family)	—	—	23,752	22,273	19,512
Not secured by real estate - commercial business	82,435	104,452	91,786	77,411	83,782
Closed construction loans with unused available lines					
Secured by real estate (one-to four-family)	101,545	100,669	74,501	42,162	48,213
Secured by real estate (not one-to four-family)	719,039	1,444,450	1,092,029	823,106	798,810
Loan commitments not closed					
Secured by real estate (one-to four-family)	12,347	16,819	53,529	85,917	69,295
Secured by real estate (not one-to four-family)	48,153	157,645	146,826	45,860	92,434
Not secured by real estate - commercial business	11,763	50,145	12,920	699	—
	$ 1,179,246	$ 2,073,362	$ 1,671,025	$ 1,261,908	$ 1,267,877

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2023. Additional information regarding these contractual obligations is discussed further in *Notes 6, 8, 9, 10, 11, 12, 13* and *18* of the accompanying audited financial statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(In Thousands)			
Deposits without a stated maturity	$ 3,111,978	$ —	$ —	$ 3,111,978
Time and brokered certificates of deposit	1,188,266	420,406	1,058	1,609,730
Short-term borrowings	323,453	—	—	323,453
Subordinated debentures	—	—	25,774	25,774
Subordinated notes	—	—	74,579	74,579
Operating leases	1,313	4,610	1,899	7,822
Dividends declared but not paid	4,722	—	—	4,722
	$ 4,629,732	$ 425,016	$ 103,310	$ 5,158,058

The Company's primary sources of funds are customer deposits, brokered deposits, short-term borrowings at the FHLBank, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities, and funds provided from operations. The Company utilizes various sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds. Since mid-2022, the Company has increased the interest rates it pays on many deposit products. The Company has also utilized both fixed-rate and floating-rate brokered deposits of varying terms, as well as overnight FHLBank borrowings.

At December 31, 2023 and 2022, the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2023	December 31, 2022
Federal Home Loan Bank line	$ 919.1 million	$ 1,005.1 million
Federal Reserve Bank line	448.7 million	397.0 million
Cash and cash equivalents	211.3 million	168.5 million
Unpledged securities – Available-for-sale	352.8 million	371.8 million
Unpledged securities – Held-to-maturity	191.7 million	202.5 million

Statements of Cash Flows. During the years ended December 31, 2023, 2022 and 2021, the Company had positive cash flows from operating activities. The Company experienced negative cash flows from investing activities during the years ended December 31, 2023 and 2022, and positive cash flows from investing activities during the year ended December 31, 2021. The Company experienced positive cash flows from financing activities during the years ended December 31, 2023 and 2022, and negative cash flows from financing activities during the year ended December 31, 2021.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for credit losses, realized gains on the sale of investment securities and loans, depreciation and amortization and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $80.7 million, $84.8 million and $93.7 million during the years ended December 31, 2023, 2022 and 2021, respectively.

During the years ended December 31, 2023, 2022 and 2021, investing activities used cash of $88.2 million, used cash of $819.5 million and provided cash of $181.9 million, respectively, primarily due to the net increases and purchases of loans (2023 and 2022) and investment securities (2022 and 2021), partially offset by cash received from the proceeds of repayments from investment securities in each year. During 2021, investing activities provided cash as net loan repayments exceeded the purchase of loans and investment securities.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are primarily due to changes in deposits after interest credited, changes in short-term borrowings, redemption of subordinated notes, purchases of the Company's common stock and dividend payments to stockholders. Financing activities provided cash flows of $50.3 million and $186.0 million during the years ended December 31, 2023 and 2022, respectively, primarily due to net increases in customer deposit balances and net increases or decreases in various borrowings, partially offset by dividend payments to stockholders and purchases of the Company's common stock. Financing activities used cash flows of $122.2 million during the year ended December 31, 2021, as dividend payments to stockholders, redemption of subordinated notes and purchases of the Company's common stock exceeded the net increase in deposits.

Capital Resources

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

As of December 31, 2023, total stockholders' equity and common stockholders' equity were each $571.8 million, or 9.8% of total assets, equivalent to a book value of $48.44 per common share. As of December 31, 2022, total stockholders' equity and common stockholders' equity were each $533.1 million, or 9.4% of total assets, equivalent to a book value of $43.58 per common share. At December 31, 2023, the Company's tangible common equity to tangible assets ratio was 9.7%, compared to 9.2% at December 31, 2022. Included in stockholders' equity at December 31, 2023 and 2022, were unrealized losses (net of taxes) on the Company's available-for-sale investment securities totaling $40.5 million and $47.2 million, respectively. This change in net unrealized loss during 2023 primarily resulted from decreasing intermediate-term market interest rates (which generally increased the fair value of investment securities) during the first three months of 2023, followed by increasing intermediate-term market interest rates (which generally decreased the fair value of investment securities) during the period from March 31, 2023 through September 30, 2023. In the three months ended December 31, 2023, intermediate-term market interest rates decreased significantly (which once again generally increased the fair value of investment securities).

In addition, included in stockholders' equity at December 31, 2023, were realized gains (net of taxes) on the Company's cash flow hedge (interest rate swap), which was terminated in March 2020, totaling $11.1 million. This amount, plus associated deferred taxes, is expected to be accreted to interest income over the remaining term of the original interest rate swap contract, which was to end in October 2025. At December 31, 2023, the remaining pre-tax amount to be recorded in interest income was $14.4 million. The net effect on total stockholders' equity over time will be no impact as the reduction of this realized gain will be offset by an increase in retained earnings (as the interest income flows through pre-tax income).

Also included in stockholders' equity at December 31, 2023, were unrealized losses (net of taxes) on the Company's three outstanding cash flow hedges (three interest rate swaps) totaling $13.0 million. Significant increases in market interest rates since the inception of these hedges have caused their fair values to decrease; however, market interest rates decreased in the three months ended December 31, 2023, causing the fair values of these swaps to increase in that period.

As noted above, total stockholders' equity increased $38.7 million, from $533.1 million at December 31, 2022 to $571.8 million at December 31, 2023. Stockholders' equity increased due to the Company recording net income of $67.8 million for the year ended December 31, 2023 and increased by $2.5 million due to stock option exercises during 2023. AOCI (loss) decreased $10.9 million (increase to stockholders' equity) during the year ended December 31, 2023, primarily due to changes in the market value of available-for-sale securities and changes in the fair value of cash flow hedges. Partially offsetting these increases were repurchases of the Company's common stock totaling $23.3 million and dividends declared on common stock of $19.1 million.

The Company also had unrealized losses on its portfolio of held-to-maturity investment securities, which totaled $23.8 million at December 31, 2023, that were not included in its total capital balance. If these held-to-maturity unrealized losses were included in capital (net of taxes), this would have decreased total stockholder's equity by $18.0 million at December 31, 2023. This amount was equal to 3.1% of total stockholders' equity of $571.8 million at that date.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Under current guidelines, which became effective January 1, 2015, banks must have a minimum common equity Tier 1 capital ratio of 4.50%, a minimum Tier 1 risk-based capital ratio of 6.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum Tier 1 leverage ratio of 4.00%. To be considered "well capitalized," banks must have a minimum common equity Tier 1 capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, a minimum total risk-based capital ratio of 10.00%, and a minimum Tier 1 leverage ratio of 5.00%. On December 31, 2023, the Bank's common equity Tier 1 capital ratio was 13.1%, its Tier 1 capital ratio was 13.1%, its total capital ratio was 14.3% and its Tier 1 leverage ratio was 11.6%. As a result, as of December 31, 2023, the Bank was well capitalized, with capital ratios in excess of those required to qualify as such. On December 31, 2022, the Bank's common equity Tier 1 capital ratio was 11.9%, its Tier 1 capital ratio was 11.9%, its total capital ratio was 13.1% and its Tier 1 leverage ratio was 11.5%. As a result, as of December 31, 2022, the Bank was well capitalized, with capital ratios in excess of those required to qualify as such.

The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2023, the Company's common equity Tier 1 capital ratio was 11.9%, its Tier 1 capital ratio was 12.4%, its total capital ratio was 15.2% and its Tier 1 leverage ratio was 11.0%. On December 31, 2022, the Company's common equity Tier 1 capital ratio was 10.6%, its Tier 1 capital ratio was 11.0%, its total capital ratio was 13.5% and its Tier 1 leverage ratio was 10.6%.

In addition to the minimum common equity Tier 1 capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio, the Company and the Bank have to maintain a capital conservation buffer consisting of additional common equity Tier 1 capital greater than 2.5% of risk-weighted assets above the required minimum levels in order to avoid limitations on paying dividends, repurchasing shares, and paying discretionary bonuses. Both the Company and the Bank had a capital conservation buffer that exceeded the required minimum levels at December 31, 2023 and 2022.

Dividends. During the year ended December 31, 2023, the Company declared common stock cash dividends of $1.60 per share (28.5% of net income per common share) and paid common stock cash dividends of $1.60 per share. During the year ended December 31, 2022, the Company declared common stock cash dividends of $1.56 per share (25.9% of net income per common share) and paid common stock cash dividends of $1.52 per share. The Board of Directors meets regularly to consider the level and the timing of dividend payments. The $0.40 per share dividend declared but unpaid as of December 31, 2023, was paid to stockholders in January 2024.

Common Stock Repurchases and Issuances. The Company has been in various buy-back programs since May 1990. During the years ended December 31, 2023 and 2022, the Company repurchased 449,622 shares of its common stock at an average price of $51.38 per share and 1,043,804 shares of its common stock at an average price of $59.25 per share, respectively. During the years ended December 31, 2023 and 2022, the Company issued 22,762 shares of stock at an average price of $38.83 per share and 146,601 shares of stock at an average price of $42.69 per share, respectively, to cover stock option exercises.

In December 2022, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's outstanding common stock, under a program of open market purchases or privately negotiated transactions. As of December 31, 2023, a total of approximately 728,000 shares remained available in the Company's stock repurchase authorization.

Management has historically utilized stock buy-back programs from time to time as long as management believed that repurchasing the Company's common stock would contribute to the overall growth of stockholder value. The number of shares that will be repurchased at any particular time and the prices that will be paid are subject to many factors, several of which are outside of the control of the Company. The primary factors typically include the number of shares available in the market from sellers at any given time, the market price of the stock and the projected impact on the Company's earnings per share and capital.

Non-GAAP Financial Measures

This document contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United State ("GAAP"). These non-GAAP financial measures include the efficiency ratio excluding consulting expense and related contract termination liability and the tangible common equity to tangible assets ratio.

We calculate the efficiency ratio excluding consulting expense and related contract termination liability by subtracting from the non-interest expense component of the ratio the consulting expense and contract termination fee we incurred during 2021 in connection with the evaluation of our core and ancillary software and information technology systems. We had no such expenses or fees during 2022 or 2023. Management believes the efficiency ratio calculated in this manner better reflects our core operating performance and makes this ratio more meaningful when comparing our operating results to different periods.

In calculating the ratio of tangible common equity to tangible assets, we subtract period-end intangible assets from common equity and from total assets. Management believes that the presentation of this measure excluding the impact of intangible assets provides useful supplemental information that is helpful in understanding our financial condition and results of operations, as it provides a method to assess management's success in utilizing our tangible capital as well as our capital strength. Management also believes that providing a measure that excludes balances of intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that this is a standard financial measure used in the banking industry to evaluate performance.

These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of non-GAAP measures, this presentation may not be comparable to other similarly titled measures as calculated by other companies.

Non-GAAP Reconciliation: Efficiency Ratio Excluding Consulting Expense and Related Contract Termination Liability

	Year Ended December 31, 2021	
	(Dollars in Thousands)	
Reported non-interest expense/ efficiency ratio	$ 127,635	59.03 %
Less: Impact of one-time consulting expense and related contract termination liability	5,318	2.46
Core non-interest expense/ efficiency ratio	$ 122,317	56.57 %

There were no non-GAAP adjustments to the efficiency ratio for years other than 2021.

Non-GAAP Reconciliation: Ratio of Tangible Common Equity to Tangible Assets

	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
			(Dollars In Thousands)		
Common equity at period end	$ 571,829	$ 533,087	$ 616,752	$ 629,741	$ 603,066
Less: Intangible assets at period end	10,527	10,813	6,081	6,944	8,098
Tangible common equity at period end (a)	$ 561,302	$ 522,274	$ 610,671	$ 622,797	$ 594,968
Total assets at period end	$ 5,812,402	$ 5,680,702	$ 5,449,944	$ 5,526,420	$ 5,015,072
Less: Intangible assets at period end	10,527	10,813	6,081	6,944	8,098
Tangible assets at period end (b)	$ 5,801,875	$ 5,669,889	$ 5,443,863	$ 5,519,476	$ 5,006,974
Tangible common equity to tangible assets (a) / (b)	9.67 %	9.21 %	11.22 %	11.28 %	11.88 %

ITEM 7A.   **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk, we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2023, Great Southern's interest rate risk models indicate that, generally, rising interest rates are expected to have a modestly positive impact on the Company's net interest income within the next twelve months, while declining interest rates are expected to have a slightly negative impact on net interest income within the next twelve months. The negative impact of a falling Federal Funds rate and other market interest rates also falling could be more pronounced if we are not able to decrease non-maturity deposit rates accordingly. We model various interest rate scenarios for rising and falling rates, including both parallel and non-parallel shifts in rates. The results of our modeling indicate that net interest income is not likely to be significantly affected either positively or negatively in the first twelve months following relatively minor changes in interest rates because our portfolios are relatively well matched in a twelve-month horizon. In a situation where market interest rates increase significantly in a short period of time, our net interest margin increase may be more pronounced in the very near term (first one to three months), due to fairly rapid increases in SOFR interest rates (or their replacement rates) and "prime" interest rates. In a situation where market interest rates decrease significantly in a short period of time, as they did in March 2020, our net interest margin decrease may be more pronounced in the very near term (first one to three months), due to fairly rapid decreases in SOFR interest rates (or their replacement rates) and "prime" interest rates. In the subsequent months we would expect that net interest margin would stabilize and begin to improve, as renewal interest rates on maturing time deposits decrease compared to the then-current rates paid on those products. During 2020, we experienced some compression of our net interest margin percentage due to the Federal Fund rate being cut by a total of 2.25% from July 2019 through March 2020. Margin compression primarily resulted from changes in the asset mix, mainly the addition of lower-yielding assets and the issuance of subordinated notes during 2020 and net interest margin remained lower than our historical average in 2021. LIBOR/SOFR interest rates decreased significantly in 2020 and remained very low in 2021 and into the first three months of 2022, putting pressure on loan yields, and strong pricing competition for loans and deposits remained in most of our markets. Since March 2022, market interest rates have increased fairly rapidly. This increased loan yields and expanded our net interest income and net interest margin in the latter half of 2022 and the first three months of 2023. While market interest rate increases are expected to result in increases to loan yields, we expect that much of this benefit will be offset by increased funding costs, including changes in the funding mix, as experienced in the year ended December 31, 2023. As of December 31, 2023, time deposit maturities over the next 12 months are as follows: within three months -- $394 million with a weighted-average rate of 3.82%; within three to six months -- $324 million with a weighted-average rate of 4.32%; and within six to twelve months -- $371 million with a weighted-average rate of 4.08%. Based on time deposit market rates in January 2024, replacement rates for these maturing time deposits are likely to be approximately 4.00-4.50%.

The current level and shape of the interest rate yield curve poses challenges for interest rate risk management. Prior to its increase of 0.25% on December 16, 2015, the FRB had last changed interest rates on December 16, 2008. This was the first rate increase since September 29, 2006. The FRB also implemented rate change increases of 0.25% on eight additional occasions beginning December 14, 2016 and through December 31, 2018, with the Federal Funds rate reaching as high as 2.50%. After December 2018, the FRB paused its rate increases and, in July, September and October 2019, implemented rate decreases of 0.25% on each of those occasions. At December 31, 2019, the Federal Funds rate stood at 1.75%. In response to the COVID-19 pandemic, the FRB decreased interest rates on two occasions in March 2020, a 0.50% decrease on March 3 and a 1.00% decrease on March 16. At December 31, 2021, the Federal Funds rate was 0.25%. In 2022, the FRB implemented rate increases of 0.25%, 0.50%, 0.75%, 0.75%, 0.75%, 0.75% and 0.50% in March, May, June, July, September, November and December 2022, respectively. At December 31, 2022, the Federal Funds rate was 4.50%. In 2023, the FRB implemented rate increases of 0.25%, 0.25%, 0.25% and 0.25% in February, March, May and July 2023, respectively. At December 31, 2023 the Federal Funds rate was 5.50%. Financial markets now expect the possibility of significant further increases in Federal Funds interest rates in 2024 to be unlikely, with interest rate decisions being made at each FRB meeting based on economic data available at the time. However, the FRB has further indicated, and financial markets now have begun to price in, that it is likely that the Federal Funds interest rate will remain near this peak level for several months before any rate cuts occur. Great Southern's loan portfolio includes loans ($1.29 billion at December 31, 2023) tied to various SOFR indices that will be subject to adjustment at least once within 90 days after December 31, 2023. These loans had interest rate floors at various rates. Great Southern also has a portfolio of loans ($788.9 million at December 31, 2023) tied to a "prime rate" of interest that will adjust immediately or within 90 days of a change to the "prime rate" of interest. These loans had interest rate floors at various rates. Great Southern also has a portfolio of loans ($6.7 million at December 31, 2023) tied to an AMERIBOR index that will adjust immediately or within 90 days of a change to the "prime rate" of interest. These loans had interest rate floors at various rates. At December 31, 2023, nearly all of these SOFR and "prime rate" loans had fully indexed rates that were at or above their floor rate and so are expected to move fully if there are future market interest rate increases.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the Asset and Liability Committee. The Asset and Liability Committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the Asset and Liability Committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The Asset and Liability Committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The Asset and Liability Committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the Asset and Liability Committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans or loans with fixed rates that mature in less than five years, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The Asset and Liability Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. In 2011, the Company began executing interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. Because the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. These interest rate derivatives result from a service provided to certain qualifying customers and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions.

In October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a contractual termination date of October 6, 2025. Under the terms of the swap, the Company received a fixed rate of interest of 3.018% and paid a floating rate of interest equal to one-month USD-LIBOR (now SOFR). The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. Due to lower market interest rates, the Company received net interest settlements which were recorded as loan interest income. If USD-SOFR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans. The effective portion of the gain or loss on the derivative was reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affected earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

In March 2020, the Company and its swap counterparty mutually agreed to terminate the $400 million interest rate swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination.

In March 2022, the Company entered into another interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap is $300 million with an effective date of March 1, 2022 and a termination date of March 1, 2024. Under the terms of the swap, the Company received a fixed rate of interest of 1.6725% and paid a floating rate of interest equal to one-month USD-LIBOR (now SOFR). The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. The initial floating rate of interest was set at 0.24143%. The Company received net interest settlements, which were recorded as loan interest income, to the extent that the fixed rate of interest exceeded one-month USD-SOFR. If the USD-SOFR rate exceeded the fixed rate of interest (as it does currently), the Company paid net settlements to the counterparty and recorded those net payments as a reduction of interest income on loans.

In July 2022, the Company entered into two interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, beginning in May 2023, the Company receives a fixed rate of interest of 2.628% and pays a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company receives a fixed rate of interest of 5.725% and pays a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate resets monthly and net settlements of interest due to/from the counterparty also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company receives net interest settlements, which are recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest (as it does currently), the Company pays net settlements to the counterparty and records those net payments as a reduction of interest income on loans.

In February 2023, the Company entered into interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of certain of its fixed rate brokered deposits. The total notional amount of the swaps was $95 million with a termination date of February 28, 2025. Under the terms of the swaps, the Company received a fixed rate of interest of 4.65% and paid a floating rate of interest equal to USD-SOFR-COMPOUND plus a spread. The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. To the extent that the fixed rate of interest exceeded USD-SOFR-COMPOUND plus the spread, the Company received net interest settlements which were recorded as a reduction of deposit interest expense. If USD-SOFR-COMPOUND plus the spread exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as interest expense on deposits.

In January 2024, the Company elected to terminate the swaps related to brokered deposits prior to their contractual termination date in 2025. The Company received a net settlement payment from the swap counterparty totaling $26,500 upon termination. At the time of the early termination, the Company had recorded a market value adjustment to the brokered deposit of $163,000, which will be amortized as a reduction of interest expense from January 2024 through February 2025.

The Company's interest rate derivatives and hedging activities are discussed further in *Note 16* of the accompanying audited financial statements.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2023. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,								December 31, 2023
	2024	2025	2026	2027	2028	2029-2038	Thereafter	Total	Fair Value
	(Dollars In Thousands)								
Financial Assets:									
Interest bearing deposits	$ 108,804	—	—	—	—	—	—	$ 108,804	$ 108,804
Weighted average rate	5.35 %							5.35 %	
Available-for-sale debt securities (1)	$ 1,247	$ 7,053	$ 3,007	$ 19,909	$ 9,835	$ 196,806	$ 240,350	$ 478,207	$ 478,207
Weighted average rate	5.87 %	4.13 %	1.99 %	1.48 %	3.73 %	2.76 %	2.74 %	2.74 %	
Held-to-maturity securities (2)	—	—	$ 523	—	$ 32,594	$ 73,839	$ 88,067	$ 195,023	$ 171,193
Weighted average rate	—	—	1.58 %	—	3.51 %	2.50 %	2.42 %	2.63 %	
Adjustable rate loans	$ 775,311	$ 595,740	$ 347,899	$ 210,012	$ 56,111	$ 194,308	$ 670,565	$ 2,849,946	$ 2,764,145
Weighted average rate	8.36 %	8.23 %	8.18 %	8.02 %	8.07 %	7.03 %	3.57 %	7.06 %	
Fixed rate loans	$ 261,468	$ 347,537	$ 422,101	$ 301,451	$ 224,795	$ 223,927	$ 35,972	$ 1,817,251	$ 1,713,626
Weighted average rate	5.00 %	4.83 %	4.54 %	4.63 %	5.12 %	4.04 %	4.53 %	4.69 %	
Federal Home Loan Bank stock and other interest earning assets	$ 11,590	—	—	—	—	—	$ 14,723	$ 26,313	$ 26,313
Weighted average rate	5.33 %	—	—	—	—	—	7.23 %	6.39 %	
Total financial assets	$ 1,158,420	$ 950,330	$ 773,530	$ 531,372	$ 323,335	$ 688,880	$ 1,049,677	$ 5,475,544	
Financial Liabilities:									
Time deposits	$ 921,485	$ 19,250	$ 3,067	$ 2,394	$ 948	$ 1,058	—	$ 948,202	$ 948,202
Weighted average rate	3.87 %	0.94 %	0.69 %	0.76 %	0.68 %	1.51 %	—	3.79 %	
Brokered funds	$ 266,781	$ 296,552	$ 98,195	—	—	—	—	$ 661,528	$ 661,528
Weighted average rate	5.28 %	5.11 %	5.25 %	—	—	—	—	5.20 %	
Interest-bearing demand	$ 2,216,482	—	—	—	—	—	—	$ 2,216,482	$ 2,216,482
Weighted average rate	1.67 %	—	—	—	—	—	—	1.67 %	
Non-interest-bearing demand	$ 895,496	—	—	—	—	—	—	$ 895,496	$ 895,496
Weighted average rate	—	—	—	—	—	—	—	—	
Securities sold under reverse repurchase agreements	$ 70,843	—	—	—	—	—	—	$ 70,843	$ 70,843
Weighted average rate	1.66 %	—	—	—	—	—	—	1.66 %	
Short-term borrowings, overnight FHLB borrowings, and other liabilities	$ 252,610	—	—	—	—	—	—	$ 252,610	$ 252,610
Weighted average rate	5.64 %	—	—	—	—	—	—	5.64 %	
Subordinated notes	—	—	—	—	—	$ 75,000	—	$ 75,000	$ 71,625
Weighted average rate	—	—	—	—	—	5.92 %	—	5.92 %	
Subordinated debentures	—	—	—	—	—	—	$ 25,774	$ 25,774	$ 25,774
Weighted average rate	—	—	—	—	—	—	7.24 %	7.24 %	
Total financial liabilities	$ 4,623,697	$ 315,802	$ 101,262	$ 2,394	$ 948	$ 76,058	$ 25,774	$ 5,145,935	

(1) Available-for-sale debt securities include approximately $420.1 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(2) Held-to-maturity debt securities include approximately $188.8 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

Repricing

	December 31,								December 31, 2023
	2024	2025	2026	2027	2028	2029-2038	Thereafter	Total	Fair Value
	(Dollars In Thousands)								
Financial Assets:									
Interest bearing deposits	$ 108,804	—	—	—	—	—	—	$ 108,804	$ 108,804
Weighted average rate	5.35 %	—	—	—	—	—	—	5.35 %	
Available-for-sale debt securities(1)	$ 1,247	$ 7,053	$ 3,007	$ 19,909	$ 9,835	$ 196,806	$ 240,350	$ 478,207	$ 478,207
Weighted average rate	5.87 %	4.13 %	1.99 %	1.48 %	3.73 %	2.76 %	2.74 %	2.74 %	
Held-to-maturity securities (2)	—	—	$ 523	—	$ 32,594	$ 73,839	$ 88,067	$ 195,023	$ 171,193
Weighted average rate	—	—	1.58 %	—	3.51 %	2.50 %	2.42 %	2.63 %	
Adjustable rate loans	$ 2,223,657	$ 42,062	$ 27,934	$ 63,170	$ 49,042	$ 444,081	—	$ 2,849,946	$ 2,764,145
Weighted average rate	8.00 %	3.93 %	3.33 %	3.79 %	3.99 %	3.72 %	—	7.06 %	
Fixed rate loans	$ 261,468	$ 347,537	$ 422,101	$ 301,451	$ 224,795	$ 223,927	$ 35,972	$ 1,817,251	$ 1,713,626
Weighted average rate	5.00 %	4.83 %	4.54 %	4.63 %	5.12 %	4.04 %	4.53 %	4.69 %	
Federal Home Loan Bank stock and other interest earning assets	$ 26,313	—	—	—	—	—	—	$ 26,313	$ 26,313
Weighted average rate	6.39 %	—	—	—	—	—	—	64.39 %	
Total financial assets	$ 2,621,489	$ 396,652	$ 453,565	$ 384,530	$ 316,266	$ 938,653	$ 364,389	$ 5,475,544	
Financial Liabilities:									
Time deposits	$ 921,485	$ 19,250	$ 3,067	$ 2,394	$ 948	$ 1,058	—	$ 948,202	$ 948,202
Weighted average rate	3.87 %	0.94 %	0.69 %	0.76 %	0.68 %	1.51 %	—	3.79 %	
Brokered funds	$ 466,781	$ 146,552	$ 48,195	—	—	—	—	$ 661,528	$ 661,528
Weighted average rate	5.42 %	4.59 %	4.90 %	—	—	—	—	5.20 %	
Interest-bearing demand	$ 2,216,482	—	—	—	—	—	—	$ 2,216,482	$ 2,216,482
Weighted average rate	1.67 %	—	—	—	—	—	—	1.67 %	
Non-interest-bearing demand (3)	—	—	—	—	—	—	$ 895,496	$ 895,496	$ 895,496
Weighted average rate	—	—	—	—	—	—	—	—	
Securities sold under reverse repurchase agreements	$ 70,843	—	—	—	—	—	—	$ 70,843	$ 70,843
Weighted average rate	1.66 %	—	—	—	—	—	—	1.66 %	
Short-term borrowings, overnight FHLB borrowings, and other liabilities	$ 252,610	—	—	—	—	—	—	$ 252,610	$ 252,610
Weighted average rate	5.64 %	—	—	—	—	—	—	5.64 %	
Subordinated notes	—	$ 75,000	—	—	—	—	—	$ 75,000	$ 71,625
Weighted average rate	—	5.92 %	—	—	—	—	—	5.92 %	
Subordinated debentures	$ 25,774	—	—	—	—	—	—	$ 25,774	$ 25,774
Weighted average rate	7.24 %	—	—	—	—	—	—	7.24 %	
Total financial liabilities	$ 3,953,975	$ 240,802	$ 51,262	$ 2,394	$ 948	$ 1,058	$ 895,496	$ 5,145,935	
Periodic repricing GAP	$ (1,332,486)	$ 155,850	$ 402,303	$ 382,136	$ 315,318	$ 937,595	$ (531,107)	$ 329,609	
Cumulative repricing GAP	$ (1,332,486)	$ (1,176,636)	$ (774,333)	$ (392,197)	$ (76,879)	$ 860,716	$ 329,609		

(1) Available-for-sale debt securities include approximately $420.1 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(2) Held-to-maturity debt securities include approximately $188.8 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. This table does not show the effect of these monthly repayments of principal.

(3) Non-interest-bearing demand deposits are included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.



Great Southern Bancorp, Inc.

Auditor's Report and Consolidated Financial Statements

December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

Stockholders, Board of Directors, and Audit Committee
Great Southern Bancorp, Inc.
Springfield, Missouri

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involves our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

The Company's loan portfolio totaled $4.7 billion as of December 31, 2023, and the allowance for credit losses (ACL) on loans was $64.7 million.

The ACL on loans as defined by Topic 326 is an estimate of lifetime expected credit losses on loans. The ACL on loans is measured on a collective basis based on pools of loans with similar risk characteristics. Average historical loss rates over a defined lookback period are analyzed for the segmented loan pools, and adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions and reasonable and supportable forecasts. Qualitative factors such as changes in economic conditions, concentrations of risk, and changes in portfolio risk are considered in determining the adequacy of the level of the ACL on loans. The Company discloses that this determination involves a high degree of judgment and complexity and is inherently subjective.

We identified the valuation of the ACL on loans as a critical audit matter. Auditing the ACL on loans involves a high degree of subjectivity in evaluating management's estimates, such as evaluating management's assessment of economic conditions and other qualitative or environmental factors, evaluating the adequacy of specifically identified losses on individually evaluated loans, and assessing the appropriateness of loan credit ratings.

The primary procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the Company's process for establishing the ACL on loans;

- Testing the design and operating effectiveness of controls, including those related to technology, over the ACL on loans including data completeness and accuracy, classifications of loans by loan segment, verification of historical net loss data and calculated net loss rates, the establishment of qualitative adjustments, credit ratings, and risk classification of loans and establishment of specific reserves on individually evaluated loans, and management's review and disclosure controls over the ACL on loans;

- Testing of completeness and accuracy of the information utilized in the ACL on loans;

- Testing the mathematical accuracy of the calculation of the ACL on loans;

- Evaluating the qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of significant assumptions;

- Testing the loan review function and evaluating the accuracy of loan credit ratings;

- Evaluating the reasonableness of specific allowances on individually evaluated loans;

- Evaluating the overall reasonableness of assumptions used by management considering the past performance of the Company and evaluating trends identified within peer groups;

- Evaluating the disclosures in the consolidated financial statements.

FORVIS, LLP

FORVIS,LLP

We have served as the Company's auditor since 1975.

Springfield, Missouri
March 11, 2024

Great Southern Bancorp, Inc.
Consolidated Statements of Financial Condition
December 31, 2023 and 2022
(In Thousands, Except Per Share Data)

Assets

	2023	2022
Cash	$ 102,529	$ 105,262
Interest-bearing deposits in other financial institutions	108,804	63,258
Cash and cash equivalents	211,333	168,520
Available-for-sale securities	478,207	490,592
Held-to-maturity securities	195,023	202,495
Mortgage loans held for sale	5,849	4,811
Loans receivable, net of allowance for credit losses of $64,670 and $63,480 at December 31, 2023 and 2022, respectively	4,589,620	4,506,836
Interest receivable	21,206	19,107
Prepaid expenses and other assets	106,225	69,461
Other real estate owned and repossessions, net	23	233
Premises and equipment, net	138,591	141,070
Goodwill and other intangible assets	10,527	10,813
Federal Home Loan Bank stock and other interest earning assets	26,313	30,814
Current and deferred income taxes	29,485	35,950
Total assets	$ 5,812,402	$ 5,680,702

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition
December 31, 2023 and 2022
(In Thousands, Except Per Share Data)

Liabilities and Stockholders' Equity

	2023	2022
Liabilities		
Deposits	$ 4,721,708	$ 4,684,910
Securities sold under reverse repurchase agreements with customers	70,843	176,843
Short-term borrowings and other interest-bearing liabilities	252,610	89,583
Subordinated debentures issued to capital trust	25,774	25,774
Subordinated notes	74,579	74,281
Accrued interest payable	6,225	3,010
Advances from borrowers for taxes and insurance	4,946	6,590
Accrued expenses and other liabilities	76,401	73,808
Liability of unfunded commitments	7,487	12,816
Total liabilities	5,240,573	5,147,615
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 2023 and 2022 – -0- shares	—	—
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2023 – 11,804,430 shares, 2022 – 12,231,290 shares	118	122
Additional paid-in capital	44,320	42,445
Retained earnings	569,872	543,875
Accumulated other comprehensive income (loss), net of income taxes of $(14,211) and $(17,948) at December 31, 2023 and 2022, respectively	(42,481)	(53,355)
Total stockholders' equity	571,829	533,087
Total liabilities and stockholders' equity	$ 5,812,402	$ 5,680,702

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2023, 2022 and 2021
(In Thousands, Except Per Share Data)

	2023	2022	2021
Interest Income			
Loans	$ 271,952	$ 205,751	$ 186,269
Investment securities and other	24,883	21,226	12,404
	296,835	226,977	198,673
Interest Expense			
Deposits	88,757	20,676	13,102
Securities sold under reverse repurchase agreements	1,205	324	37
Short-term borrowings, overnight FHLBank borrowings and other interest-bearing liabilities	7,500	1,066	—
Subordinated debentures issued to capital trust	1,736	875	448
Subordinated notes	4,422	4,422	7,165
	103,620	27,363	20,752
Net Interest Income	193,215	199,614	177,921
Provision (Credit) for Credit Losses on Loans	2,250	3,000	(6,700)
Provision (Credit) for Unfunded Commitments	(5,329)	3,187	939
Net Interest Income After Provision (Credit) for Credit Losses and Provision (Credit) for Unfunded Commitments	196,294	193,427	183,682
Non-interest Income			
Commissions	1,153	1,208	1,263
Overdraft and insufficient funds fees	7,617	7,872	6,686
Point-of-sale and ATM fee income and service charges	14,346	15,705	15,029
Net gain on loan sales	2,354	2,584	9,463
Net realized loss on sales of available-for-sale securities	—	(130)	—
Late charges and fees on loans	786	1,182	1,434
Gain (loss) on derivative interest rate products	(337)	321	312
Other income	4,154	5,399	4,130
	30,073	34,141	38,317
Non-interest Expense			
Salaries and employee benefits	78,521	75,300	70,290
Net occupancy and equipment expense	30,834	28,471	29,163
Postage	3,590	3,379	3,164
Insurance	4,542	3,197	3,061
Advertising	3,396	3,261	3,072
Office supplies and printing	1,057	867	848
Telephone	2,730	3,170	3,458
Legal, audit and other professional fees	7,086	6,330	6,555
Expense on other real estate and repossessions	311	359	627
Acquired deposit intangible asset amortization	286	768	863
Other operating expenses	8,670	8,264	6,534
	141,023	133,366	127,635

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2023, 2022 and 2021
(In Thousands, Except Per Share Data)

	2023	2022	2021
Income Before Income Taxes	$ 85,344	$ 94,202	$ 94,364
Provision for Income Taxes	17,544	18,254	19,737
Net Income	$ 67,800	$ 75,948	$ 74,627
Earnings Per Common Share			
Basic	$ 5.65	$ 6.07	$ 5.50
Diluted	$ 5.61	$ 6.02	$ 5.46

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	2023	2022	2021
Net Income	$ 67,800	$ 75,948	$ 74,627
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes (credit) of $2,199, $(18,106) and $(4,171) for 2023, 2022 and 2021, respectively	6,738	(56,448)	(14,121)
Unrealized loss (gain) on securities transferred to held-to-maturity, net of taxes (credit) of $(45), $29 and $-0- for 2023, 2022 and 2021, respectively	(138)	89	—
Less: reclassification adjustment for loss included in net income, net of taxes (credit) of $-0-, $32 and $-0- for 2023, 2022 and 2021, respectively	—	98	—
Amortization of realized gain on termination of cash flow hedge, net of taxes (credit) of $(1,855), $(1,852) and $(1,852), for 2023, 2022, and 2021, respectively	(6,267)	(6,271)	(6,271)
Change in value of active cash flow hedges, net of taxes (credit) of $3,441, $(7,695) and $-0- for 2023, 2022 and 2021, respectively	10,541	(23,582)	—
Other comprehensive income (loss)	10,874	(86,114)	(20,392)
Comprehensive Income (Loss)	$ 78,674	$ (10,166)	$ 54,235

Great Southern Bancorp, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021
(In Thousands, Except Per Share Data)

	Common Stock
Balance, January 1, 2021	$ 138
Net income	—
Stock issued under Stock Option Plan	—
Common dividends declared, $1.40 per share	—
Impact of ASU 2016-13 adoption	—
Purchase of the Company's common stock	—
Other comprehensive loss	—
Reclassification of treasury stock per Maryland law	(7)
Balance, December 31, 2021	131
Net income	—
Stock issued under Stock Option Plan	—
Common dividends declared, $1.56 per share	—
Purchase of the Company's common stock	—
Other comprehensive loss	—
Reclassification of treasury stock per Maryland law	(9)
Balance, December 31, 2022	122
Net income	—
Stock issued under Stock Option Plan	—
Common dividends declared, $1.60 per share	—
Purchase of the Company's common stock	—
Other comprehensive income	—
Reclassification of treasury stock per Maryland law	(4)
Balance, December 31, 2023	$ 118

See Notes to Consolidated Financial Statements

	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	$ 35,004	$ 541,448	$ 53,151	$ —	$ 629,741
	—	74,627	—	—	74,627
	3,310	—	—	1,615	4,925
	—	(18,851)	—	—	(18,851)
	—	(14,175)	—	—	(14,175)
	—	—	—	(39,123)	(39,123)
	—	—	(20,392)	—	(20,392)
	—	(37,501)	—	37,508	—
	38,314	545,548	32,759	—	616,752
	—	75,948	—	—	75,948
	4,131	—	—	3,564	7,695
	—	(19,347)	—	—	(19,347)
	—	—	—	(61,847)	(61,847)
	—	—	(86,114)	—	(86,114)
	—	(58,274)	—	58,283	—
	42,445	543,875	(53,355)	—	533,087
	—	67,800	—	—	67,800
	1,875	—	—	630	2,505
	—	(19,111)	—	—	(19,111)
	—	—	—	(23,326)	(23,326)
	—	—	10,874	—	10,874
	—	(22,692)	—	22,696	—
	$ 44,320	$ 569,872	$ (42,481)	$ —	$ 571,829

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	2023	2022	2021
Operating Activities			
Net income	$ 67,800	$ 75,948	$ 74,627
Proceeds from sales of loans held for sale	157,213	103,347	351,391
Originations of loans held for sale	(155,995)	(95,007)	(332,289)
Items not requiring (providing) cash			
Depreciation	8,723	8,498	9,555
Amortization	589	1,179	1,583
Compensation expense for stock option grants	1,621	1,437	1,225
Provision (credit) for credit losses	2,250	3,000	(6,700)
Provision (credit) for unfunded commitments	(5,329)	3,187	939
Net gain on loan sales	(2,354)	(2,584)	(9,463)
Net realized (gain) loss on available-for-sale securities	—	130	—
Loss (gain) on sale of premises and equipment	26	(1,023)	(1)
Loss (gain) on sale/write-down of other real estate and repossessions	39	(126)	(71)
Accretion of deferred income, premiums, discounts and other	(13,774)	(15,842)	(18,385)
Loss (gain) on derivative interest rate products	337	(321)	(312)
Deferred income taxes	2,985	2,485	3,712
Changes in			
Interest receivable	(2,099)	(8,402)	2,088
Prepaid expenses and other assets	(4,543)	2,141	20,146
Accrued expenses and other liabilities	23,470	5,637	(2,495)
Income taxes refundable/payable	(259)	1,162	(1,808)
Net cash provided by operating activities	80,700	84,846	93,742

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	2023	2022	2021
Investing Activities			
Net change in loans	$ (79,096)	$ (134,344)	$ 448,599
Purchase of loans	(400)	(361,817)	(152,797)
Purchase of premises and equipment	(7,300)	(20,110)	(5,739)
Proceeds from sale of premises and equipment	254	3,980	586
Proceeds from sale of other real estate and repossessions	313	2,351	2,230
Proceeds from sale of available-for-sale securities	—	18,375	—
Proceeds from repayments of held-to-maturity securities	7,228	23,821	—
Proceeds from maturities, calls and repayments of available-for-sale securities	26,888	51,348	72,149
Purchase of available-for-sale securities	(5,436)	(360,725)	(177,466)
Investment in tax credit partnerships	(35,160)	(18,266)	(8,766)
Redemption (purchase) of Federal Home Loan Bank stock and other interest-earning assets	4,501	(24,159)	3,151
Net cash provided by (used in) investing activities	(88,208)	(819,546)	181,947
Financing Activities			
Net increase (decrease) in certificates of deposit	26,806	321,718	(429,723)
Net increase (decrease) in checking and savings accounts	9,856	(188,909)	464,921
Net increase (decrease) in short-term borrowings and other interest-bearing liabilities	57,027	127,471	(26,737)
Advances from (to) borrowers for taxes and insurance	(1,644)	443	(1,389)
Redemption of subordinated notes	—	—	(75,000)
Purchase of the company's common stock	(23,326)	(61,847)	(39,123)
Dividends paid	(19,282)	(19,181)	(18,800)
Stock options exercised	884	6,258	3,700
Net cash provided by (used in) financing activities	50,321	185,953	(122,151)
Increase (Decrease) in Cash and Cash Equivalents	42,813	(548,747)	153,538
Cash and Cash Equivalents, Beginning of Year	168,520	717,267	563,729
Cash and Cash Equivalents, End of Year	$ 211,333	$ 168,520	$ 717,267

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. ("GSBC" or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services to customers primarily located in Missouri, Iowa, Kansas, Minnesota, Nebraska and Arkansas. The Bank also originates commercial loans from lending offices in Atlanta; Charlotte, North Carolina; Chicago; Dallas; Denver; Omaha, Nebraska; Phoenix; and Tulsa, Oklahoma. The Company and the Bank are subject to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans by attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and fair values of financial instruments. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. In addition, the Company considers that the determination of the carrying value of goodwill and intangible assets involves a high degree of judgment and complexity.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Company, LLC (including its wholly owned subsidiary, Great Southern CDE, LLC), GS, LLC, GSSC, LLC, GSTC Investments, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC), GS-RE Holding II, LLC, GS-RE Holding III, LLC, VFP Conclusion Holding, LLC and VFP Conclusion Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. The Company's consolidated statements of income reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income for available-for-sale securities. The credit loss component recognized in earnings through a provision for credit loss is identified as the amount of principal cash flows not expected to be received over the remaining term of the security based on cash flow projections.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans Originated by the Company

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Past due status is based on the contractual terms of a loan. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Allowance for Credit Losses

The allowance for credit losses is measured using an average historical loss model that incorporates relevant information about past events (including historical credit loss experience on loans with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the loans. The allowance for credit losses is measured on a collective (pool) basis. Loans are aggregated into pools based on similar risk characteristics, including borrower type, collateral and repayment types and expected credit loss patterns. Loans that do not share similar risk characteristics, primarily classified loans with a balance greater than or equal to $100,000, are evaluated on an individual basis.

For loans evaluated for credit losses on a collective basis, average historical loss rates are calculated for each pool using the Company's historical net charge-offs (combined charge-offs and recoveries by observable historical reporting period) and outstanding loan balances during a lookback period. Lookback periods can be different based on the individual pool and represent management's credit expectations for the pool of loans over the remaining contractual life. In certain loan pools, if the Company's own historical loss rate is not reflective of the loss expectations, the historical loss rate is augmented by industry and peer data. The calculated average net charge-off rate is then adjusted for current conditions and reasonable and supportable forecasts. These adjustments increase or decrease the average historical loss rate to reflect expectations of future losses given economic forecasts of key macroeconomic variables including, but not limited to, unemployment rate, gross domestic product ("GDP"), commercial real estate price index, consumer sentiment and construction spending. The adjustments are based on results from various regression models projecting the impact of the macroeconomic variables to loss rates. The forecast is used for a reasonable and supportable period before reverting to historical averages. The forecast-adjusted loss rate is applied to the principal balance over the remaining contractual lives, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals and modifications. Additionally, the allowance for credit losses considers other qualitative factors not included in historical loss rates or macroeconomic forecasts such as changes in portfolio composition, underwriting practices, or significant unique events or conditions.

In addition, ASU 2016-13 requires an allowance for off balance sheet credit exposures: unfunded lines of credit, undisbursed portions of loans, written residential and commercial commitments, and letters of credit. To determine the amount needed for allowance purposes, a utilization rate is determined either by the model or internally for each pool. Our loss model calculates the reserve on unfunded commitments based upon the utilization rate multiplied by the average loss rate factors in each pool with unfunded and committed balances. The liability for unfunded lending commitments utilizes the same model as the allowance for credit losses on loans; however, the liability for unfunded lending commitments incorporates assumptions for the portion of unfunded commitments that are expected to be funded.

Loans Acquired in Business Combinations

Loans acquired in business combinations under ASC Topic 805, *Business Combinations*, required the use of the acquisition method of accounting. Therefore, such loans were initially recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, *Fair Value Measurements and Disclosures*. The Company's historical acquisitions all occurred under previous US GAAP prior to the Company's adoption of ASU 2016-13. No allowance for credit losses related to the acquired loans was recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

For acquired loans not acquired in conjunction with an FDIC-assisted transaction that were not considered to be purchased credit-impaired loans, the Company evaluated those loans acquired in accordance with the provisions of ASC Topic 310-20, *Nonrefundable Fees and Other Costs*. The fair value discount on these loans is accreted into interest income over the weighted average life of the loans using a constant yield method. These loans are not considered impaired loans. The Company's historical acquisitions all occurred under previous US GAAP prior to the Company's adoption of ASU 2016-13. The Company evaluated purchased credit-impaired loans in accordance with the provisions of ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans that are accounted for under the accounting guidance for loans acquired with deteriorated credit quality are initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. At the date of CECL adoption, the Company did not reassess whether purchased credit impaired (PCI) loans met the criteria of purchased with credit deterioration (PCD) loans.

The Company evaluated all of its loans acquired in conjunction with its FDIC-assisted transactions in accordance with the provisions of ASC Topic 310-30. For purposes of applying ASC 310-30, loans acquired in FDIC-assisted business combinations are aggregated into pools of loans with common risk characteristics. All loans acquired in the FDIC transactions, both covered and not covered by loss sharing agreements, were deemed to be purchased credit-impaired loans as there is general evidence of credit deterioration since origination in the pools and there is some probability that not all contractually required payments will be collected. As a result, related discounts are recognized subsequently through accretion based on changes in the expected cash flows of these acquired loans.

Prior to the adoption of ASU 2016-13, the expected cash flows of the acquired loan pools in excess of the fair values recorded, referred to as the accretable yield, was recognized in interest income over the remaining estimated lives of the loan pools for impaired loans accounted for under ASC Topic 310-30. Subsequent to acquisition date, the Company estimated cash flows expected to be collected on pools of loans sharing common risk characteristics, which are treated in the aggregate when applying various valuation techniques. Increases in the Company's cash flow expectations have been recognized as increases to the accretable yield while decreases have been recognized as impairments through the allowance for credit losses.

Other Real Estate Owned and Repossessions

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets. Other real estate owned also includes bank premises formerly, but no longer, used for banking activities, as well as property originally acquired for future expansion but no longer intended to be used for that purpose.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Material lease obligations consist of leases for various loan offices and banking centers. All of our leases are classified as operating leases (as they were prior to January 1, 2019), and therefore were previously not recognized on the Company's consolidated statements of financial condition. With the adoption of ASU 2016-02, these operating leases are now included as a right of use asset in the premises and equipment line item on the Company's consolidated statements of financial condition. The corresponding lease liability is included in the accrued expenses and other liabilities line item on the Company's consolidated statements of financial condition.

The calculated amounts of the right of use assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew for an extended term in the calculation of the right of use asset and lease liability. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the right of use asset and lease liability. Regarding the discount rate, the Company uses the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception over a similar term. The discount rate utilized is the FHLBank borrowing rate for the term corresponding to the expected term of the lease.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No material asset impairment was recognized during the years ended December 31, 2023, 2022 and 2021.

Goodwill and Intangible Assets

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The Company still may perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

Deposit intangible assets are amortized on the straight-line basis generally over a period of seven years. Arena naming rights intangible assets are being amortized on the straight-line basis generally over a period of fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31,	
	2023	2022
	(In Thousands)	
Goodwill – Branch acquisitions	$ 5,396	$ 5,396
Deposit intangibles		
Fifth Third Bank (January 2016)	—	53
Arena Naming Rights (April 2022)	5,131	5,364
	5,131	5,417
	$ 10,527	$ 10,813

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Stockholders' Equity

The Company is incorporated in the State of Maryland. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Common Share

Basic earnings per common share are computed based on the weighted average number of common shares outstanding during each year. Diluted earnings per common share are computed using the weighted average common shares and all potential dilutive common shares outstanding during the year.

Earnings per common share (EPS) were computed as follows:

	2023	2022	2021
	(In Thousands, Except Per Share Data)		
Net income and net income available to common shareholders	$ 67,800	$ 75,948	$ 74,627
Average common shares outstanding	11,992	12,516	13,558
Average common share stock options outstanding	88	91	116
Average diluted common shares	12,080	12,607	13,674
Earnings per common share – basic	$ 5.65	$ 6.07	$ 5.50
Earnings per common share – diluted	$ 5.61	$ 6.02	$ 5.46

Options outstanding at December 31, 2023, 2022 and 2021, to purchase 749,833, 559,484 and 383,338 shares of common stock, respectively, were not included in the computation of diluted earnings per common share for each of the years because the exercise prices of such options were greater than the average market prices of the common stock for the years ended December 31, 2023, 2022 and 2021, respectively.

Stock Compensation Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 20*. In accordance with FASB ASC 718, *Compensation – Stock Compensation*, compensation cost related to share-based payment transactions is recognized in the Company's consolidated financial statements based on the grant-date fair value of the award using the modified prospective transition method. For the years ended December 31, 2023, 2022 and 2021, share-based compensation expense totaling $1.6 million, $1.4 million and $1.2 million, respectively, was included in salaries and employee benefits expense in the consolidated statements of income.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2023 and 2022, cash equivalents consisted of interest-bearing deposits in other financial institutions. At December 31, 2023, nearly all of the interest-bearing deposits were uninsured and held at the Federal Home Loan Bank or the Federal Reserve Bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2023 and 2022, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Derivatives and Hedging Activities

FASB ASC 815, *Derivatives and Hedging*, provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. Further, qualitative disclosures are required that explain the Company's objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. For detailed disclosures on derivatives and hedging activities, see *Note 16*.

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

As required by FASB ASC 815, the Company records all derivatives in the statement of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. ASU 2020-04 provides relief for companies preparing for discontinuation of interest rates such as the London Interbank Offered Rate ("LIBOR"). LIBOR is a benchmark interest rate referenced in a variety of agreements that are used by numerous entities. After 2021, certain LIBOR rates may no longer be published. As a result, LIBOR is expected to be discontinued as a reference rate. Other interest rates used globally could also be discontinued for similar reasons. ASU 2020-04 provides optional expedients and exceptions to contracts, hedging relationships and other transactions affected by reference rate reform. The main provisions for contract modifications include optional relief by allowing the modification as a continuation of the existing contract without additional analysis and other optional expedients regarding embedded features. Optional expedients for hedge accounting permit changes to critical terms of hedging relationships and to the designated benchmark interest rate in a fair value hedge and also provide relief for assessing hedge effectiveness for cash flow hedges. ASU 2020-04 was effective upon issuance; however, the guidance was originally only available generally through December 31, 2022. Based upon amendments provided in ASU 2022-06 discussed below, provisions of ASU 2020-04 can now generally be applied through December 31, 2024. The application of ASU 2020-04 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*. ASU 2021-01 clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 also amends the expedients and exceptions in ASC 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. ASU 2021-01 was effective upon issuance; however, the guidance was originally only available generally through December 31, 2022. Based upon amendments provided in ASU 2022-06 discussed below, provisions of ASU 2021-01 can now generally be applied through December 31, 2024. ASU 2021-01 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method*. ASU 2022-01 further clarifies certain targeted improvements to the optional hedge accounting model that were made under ASU 2017-12. ASU 2022-01 expands the last-of-layer method and renames this method to portfolio layer method to reflect this expansion, as well as expanding the scope of the portfolio layer method to include nonprepayable financial assets. It also specifies eligible hedging instruments and provides additional guidance on the accounting for and disclosure of hedge basis adjustments that are applicable to the portfolio layer method. ASU 2022-01 permits an entity to apply the same portfolio hedging method to both prepayable and nonprepayable financial assets, thereby allowing consistent accounting for similar hedges. ASU 2022-01 became effective for the Company on January 1, 2023. The adoption of ASU 2022-01 did not have a material impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. ASU 2022-02 eliminates the troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether a loan modification represents a new loan or a continuation of an existing loan. It also enhances existing disclosure requirements and introduces new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company on January 1, 2023. The adoption of ASU 2022-02 did not have a material impact on the Company's consolidated financial statements. The adoption of this ASU does, however, require changes in disclosures related to certain loan modifications.

In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU 2022-06 extends the period of time entities can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2021-01, which are discussed above. ASU 2022-06 was effective upon issuance and defers the sunset date of this prior guidance to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. ASU 2022-06 has not had, and is not expected to have, a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*. ASU 2023-02 is intended to improve the accounting and disclosures for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. Currently, the Company does not have a material amount of tax credit structures, other than low-income housing tax credit structures. ASU 2023-02 became effective for the Company on January 1, 2024. The early adoption of ASU 2023-02 did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* ASU 2023-07 expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses. ASU 2023-07 implements a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker, expands certain annual disclosures to interim periods, clarifies that single reportable segment entities must apply Topic 280 in its entirety and permits more than one measure of segment profit or loss to be reported under certain conditions. ASU 2023-07 is effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the requirements of the expanded segment disclosures but does not currently expect the additional disclosures to have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* ASU 2023-09 is focused on additional income tax disclosures and requires public business entities, on an annual basis, to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate). ASU 2023-09 is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024, with early adoption permitted. While the Company is currently assessing the impact applying this standard will have on its income tax disclosures, the adoption of ASU 2023-09 is currently not expected to have a material impact on the Company's consolidated financial statements.

Correction of an Immaterial Error in Prior Period Financial Statements

Certain prior period amounts in the Consolidated Statements of Cash Flows have been corrected as discussed below. No other financial statements or notes thereto were impacted by these corrections.

The Company has corrected its 2022 and 2021 Consolidated Statements of Cash Flows presentation for an error in classification within the operating activities section of the statements of cash flows regarding amortization of terminated hedging transactions and for an error in classification regarding investments in tax credit partnerships between the operating activities and investing activities sections of the statements of cash flows.

For the item related to the terminated hedging transactions, the Company is now including the amortization from accumulated other comprehensive income and related deferred taxes recognized in interest income as an item not providing cash in accretion of deferred income, premiums, discounts and other. This was previously included in net changes in prepaid expenses and other assets. For the item related to investments in tax credit partnerships, the

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Company is now including the amounts invested as an item using cash in the investing activities section. This was previously included in net changes in prepaid expenses and other assets in the operating activities section.

The Company assessed the materiality of this change in presentation on prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin No. 99, "Materiality," (ASC Topic 250, *Accounting Changes and Error Corrections*). Based on this assessment, the Company concluded that these error corrections in its statements of cash flows are not material to any previously presented financial statements. The corrections had no impact on the Consolidated Statements of Financial Condition, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income or Consolidated Statements of Stockholders' Equity, or notes to these financial statements, for any previously presented interim or annual financial statements. Accordingly, the Company corrected the previously reported immaterial errors for the years ended December 31, 2022 and 2021.

A summary of corrections reflecting the prior period impacts to the Company's Consolidated Statements of Cash Flows are shown below (in thousands of dollars):

	For the Year Ended December 31, 2022		
	As Previously Presented	Net Change	As Corrected
Operating Activities			
Accretion of deferred income, premiums, discounts and other	$ (7,719)	$ (8,123)	$ (15,842)
Prepaid expenses and other assets	(24,248)	26,389	2,141
Net cash provided by operating activities	66,580	18,266	84,846
Investing Activities			
Investment in tax credit partnerships	—	(18,266)	(18,266)
Net cash used in investing activities	(801,280)	(18,266)	(819,546)

	For the Year Ended December 31, 2021		
	As Previously Presented	Net Change	As Corrected
Operating Activities			
Accretion of deferred income, premiums, discounts and other	$ (10,262)	$ (8,123)	$ (18,385)
Prepaid expenses and other assets	3,257	16,889	20,146
Net cash provided by operating activities	84,976	8,766	93,742
Investing Activities			
Investment in tax credit partnerships	—	(8,766)	(8,766)
Net cash provided by investing activities	190,713	(8,766)	181,947

Reclassifications

Prior period consolidated financial statements are reclassified whenever necessary to conform to the current period presentation.

Note 2: Investments in Securities

Held-to-maturity securities ("HTM"), which include any security for which the Company has both the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income over the security's estimated life. Prepayments are anticipated for certain mortgage-backed securities. Premiums on callable securities are amortized to their earliest call date.

Available-for-sale securities ("AFS"), which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the individual security, are included in non-interest income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income over the estimated life of the security. Prepayments are anticipated for certain mortgage-backed and Small Business Administration (SBA) securities. Premiums on callable securities are amortized to their earliest call date.

During the three months ended March 31, 2022, the Company transferred, at fair value, $226.5 million of securities from the available-for-sale portfolio to the held-to-maturity portfolio. The related net unrealized gross gains were $1.0 million; $775,000 (net of income taxes) remained in accumulated other comprehensive income are being amortized over the remaining life of the securities. No gains or losses on these securities were recognized at the time of transfer. As of December 31, 2023, the net unrealized gross losses remaining were $65,000; net of income taxes, these unrealized losses were $49,000.

The amortized cost and fair values of securities were as follows:

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE-FOR-SALE SECURITIES:				
Agency mortgage-backed securities	$ 316,114	$ 7	$ 35,890	$ 280,231
Agency collateralized mortgage obligations	85,989	—	10,043	75,946
States and political subdivisions securities	59,141	527	1,531	58,137
Small Business Administration securities	70,648	—	6,755	63,893
	$ 531,892	$ 534	$ 54,219	$ 478,207

	December 31, 2023					
	Amortized Cost	Fair Value Adjustment	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)					
HELD-TO-MATURITY SECURITIES:						
Agency mortgage-backed securities	$ 72,495	$ 2,436	$ 74,931	$ —	$ 8,686	$ 66,245
Agency collateralized mortgage obligations	116,405	(2,502)	113,903	—	14,662	99,241
States and political subdivisions securities	6,188	1	6,189	—	482	5,707
	$ 195,088	$ (65)	$ 195,023	$	$ 23,830	$ 171,193

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE-FOR-SALE SECURITIES:				
Agency mortgage-backed securities	$ 327,266	$ —	$ 40,784	$ 286,482
Agency collateralized mortgage obligations	90,205	—	11,731	78,474
States and political subdivisions securities	60,667	119	3,291	57,495
Small Business Administration securities	75,076	—	6,935	68,141
	$ 553,214	$ 119	$ 62,741	$ 490,592

	December 31, 2022				
	Amortized Cost	Fair Value Adjustment	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)				
HELD-TO-MATURITY SECURITIES:					
Agency mortgage-backed securities	$ 73,891	$ 3,015	$ 76,906	$ —	$ 9,820	$ 67,086
Agency collateralized mortgage obligations	122,247	(2,885)	119,362	—	14,129	105,233
States and political subdivisions securities	6,239	(12)	6,227	—	781	5,446
	$ 202,377	$ 118	$ 202,495	$	$ 24,730	$ 177,765

At December 31, 2023, the Company's available-for-sale agency mortgage-backed securities portfolio consisted of FNMA securities totaling $190.9 million, FHLMC securities totaling $86.4 million and GNMA securities totaling $2.9 million. At December 31, 2022, available-for-sale agency mortgage-backed securities portfolio consisted of FNMA securities totaling $196.4 million, FHLMC securities totaling $90.1 million and GNMA securities totaling $78.5 million. At December 31, 2023 and 2022, all of the Company's agency mortgage-backed securities totaled $280.2 million and $286.5 million, respectively, and had fixed rates of interest.

At December 31, 2023, the Company's available-for-sale agency collateralized mortgage-backed securities portfolio consisted of FNMA securities totaling $4.1 million, FHLMC securities totaling $66.5 million and GNMA securities totaling $5.3 million. At December 31, 2022, available-for-sale agency collateralized mortgage-backed securities portfolio consisted of FNMA securities totaling $3.9 million, FHLMC securities totaling $67.8 million and GNMA securities totaling $6.7 million. At December 31, 2023 and 2022, all of the Company's agency collateralized mortgage-backed securities totaled $75.9 million and $78.4 million, respectively, and had fixed rates of interest.

The amortized cost and fair value of available-for-sale and held-to-maturity securities at December 31, 2023, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Carrying Value	Fair Value
	(In Thousands)			
One year or less	$ —	$ —	$ —	$ —
After one through two years	—	—	—	—
After two through three years	—	—	—	—
After three through four years	245	245	—	—
After four through five years	952	981	—	—
After five through fifteen years	9,682	9,634	3,247	2,986
After fifteen years	48,262	47,277	2,942	2,721
Securities not due on a single maturity date	472,751	420,070	188,834	165,486
	$ 531,892	$ 478,207	$ 195,023	$ 171,193

The amortized cost and fair values of securities pledged as collateral were as follows at December 31, 2023 and 2022:

	2023		2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 17,412	$ 15,225	$ 15,402	$ 13,489
Collateralized borrowing accounts	123,220	109,660	210,330	186,170
Other	3,815	3,507	4,018	3,764
	$ 144,447	$ 128,392	$ 229,750	$ 203,423

Available-for-sale investments in debt securities are reported in the financial statements at their fair value, which was $478.2 million and $490.6 million at December 31, 2023 and 2022, respectively. Total fair value of these investments for which the amortized cost exceeded the fair value at December 31, 2023 and 2022, was $456.9 million and $472.0 million, respectively, which is approximately 95.5% and 96.2%, respectively, of the Company's available-for-sale investment portfolio. A high percentage of the unrealized losses were related to the Company's mortgage-backed securities, collateralized mortgage obligations and Small Business Administration (SBA) securities, which are issued and guaranteed by U.S. government-sponsored entities and agencies. The Company's state and political subdivisions securities are investments in insured fixed rate municipal bonds for which the issuers continue to make timely principal and interest payments under the contractual terms of the securities. Held-to-maturity investments in debt securities are reported in the financial statements at their amortized cost, which was $195.0 million and $202.5 million at December 31, 2023 and 2022, respectively. Total fair value of these investments at December 31, 2023 and 2022 was approximately $171.2 million and $177.8 million, respectively. Total fair value of these investments for which the amortized cost exceeded the fair value at December 31, 2023 and 2022, was $171.2 million and $177.8 million, which is 100.0% of the Company's held-to-maturity investment portfolio. Held-to-maturity investment securities are evaluated for potential losses under ASU 2016-13.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these available-for-sale debt securities are not credit related.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2023 and 2022:

	2023					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
AVAILABLE-FOR-SALE SECURITIES:						
Agency mortgage-backed securities	$ 4,318	$ (9)	$ 274,801	$ (35,881)	$ 279,119	$ (35,890)
Agency collateralized mortgage obligations	9,080	(216)	66,866	(9,827)	75,946	(10,043)
Small Business Administration securities	7,782	(133)	56,111	(6,622)	63,893	(6,755)
States and political subdivisions securities	—	—	37,969	(1,531)	37,969	(1,531)
	$ 21,180	$ (358)	$ 435,747	$ (53,861)	$ 456,927	$ (54,219)
HELD-TO-MATURITY SECURITIES:						
Agency mortgage-backed securities	$ —	$ —	$ 66,245	$ (8,686)	$ 66,245	$ (8,686)
Agency collateralized mortgage obligations	—	—	99,241	(14,662)	99,241	(14,662)
States and political subdivisions securities	—	—	5,707	(482)	5,707	(482)
	$ —	$ —	$ 171,193	$ (23,830)	$ 171,193	$ (23,830)

Description of Securities	2022					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
AVAILABLE-FOR-SALE SECURITIES:						
Agency mortgage-backed securities	$ 221,562	$ (27,597)	$ 64,918	$ (13,187)	$ 286,480	$ (40,784)
Agency collateralized mortgage obligations	28,537	(3,262)	40,642	(8,469)	69,179	(11,731)
Small Business Administration securities	60,473	(5,224)	7,667	(1,711)	68,140	(6,935)
States and political subdivisions securities	44,455	(2,913)	3,753	(378)	48,208	(3,291)
	$ 355,027	$ (38,996)	$ 116,980	$ (23,745)	$ 472,007	$ (62,741)
HELD-TO-MATURITY SECURITIES:						
Agency mortgage-backed securities	$ 59,218	$ (7,766)	$ 7,868	$ (2,054)	$ 67,086	$ (9,820)
Agency collateralized mortgage obligations	61,055	(6,411)	44,178	(7,718)	105,233	(14,129)
States and political subdivisions securities	900	(101)	4,546	(680)	5,446	(781)
	$ 121,173	$ (14,278)	$ 56,592	$ (10,452)	$ 177,765	$ (24,730)

Allowance for Credit Losses

On January 1, 2021, the Company began evaluating all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, *Measurement of Credit Losses on Financial Instruments*. All of the mortgage-backed, collateralized mortgage, and SBA securities held by the Company are issued by U.S. government-sponsored entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. Likewise, the Company has not experienced historical losses on these types of securities. Accordingly, no allowance for credit losses has been recorded for these securities.

Regarding securities issued by state and political subdivisions, management considers the following when evaluating these securities: (i) current issuer bond ratings, (ii) historical loss rates for given bond ratings, (iii) whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, (iv) updated financial information of the issuer, (v) internal forecasts and (vi) whether such securities provide insurance or other credit enhancement or are pre-refunded by the issuers. These securities are highly rated by major rating agencies and have a long history of no credit losses. Likewise, the Company has not experienced historical losses on these types of securities. Accordingly, no allowance for credit losses has been recorded for these securities.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Note 3: Loans and Allowance for Credit Losses

The Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, effective January 1, 2021. The guidance replaces the incurred loss methodology with an expected loss methodology that is referred to as the CECL methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance, including loan commitments, standby letters of credits, financial guarantees, and other similar instruments. The Company adopted ASC 326 using the modified retrospective method for loans and off-balance sheet credit exposures. The Company recorded a one-time cumulative-effect adjustment to the allowance for credit losses on loans of $11.6 million. This adjustment brought the balance of the allowance for credit losses on loans to $67.3 million as of January 1, 2021. In addition, the Company recorded an $8.7 million liability for unfunded commitments as of January 1, 2021. The after-tax effect decreased retained earnings by $14.2 million. The adjustment was based upon the Company's analysis of then-current conditions, assumptions and economic forecasts at January 1, 2021.

Classes of loans at December 31, 2023 and 2022, included:

	2023	2022
	(In Thousands)	
One- to four-family residential construction	$ 29,628	$ 33,849
Subdivision construction	23,359	32,067
Land development	48,015	41,613
Commercial construction	703,407	757,690
Owner occupied one- to four-family residential	769,260	778,533
Non-owner occupied one- to four-family residential	121,275	124,870
Commercial real estate	1,521,032	1,530,663
Other residential	942,071	781,761
Commercial business	318,050	293,228
Industrial revenue bonds	12,047	12,852
Consumer auto	28,343	37,281
Consumer other	28,978	33,732
Home equity lines of credit	115,883	123,242
	4,661,348	4,581,381
Allowance for credit losses	(64,670)	(63,480)
Deferred loan fees and gains, net	(7,058)	(11,065)
	$ 4,589,620	$ 4,506,836

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Classes of loans by aging were as follows as of the dates indicated:

							Total Loans > 90 Days Past Due and Still Accruing
	30-59 Days Past Due	**60-89 Days Past Due**	**Over 90 Days Past Due**	**Total Past Due**	**Current**	**Total Loans Receivable**	
	(In Thousands)						
One- to four-family residential construction	$ —	$ —	$ —	$ —	$ 29,628	$ 29,628	$ —
Subdivision construction	—	—	—	—	23,359	23,359	—
Land development	—	—	384	384	47,631	48,015	—
Commercial construction	—	—	—	—	703,407	703,407	—
Owner occupied one- to four-family residential	2,778	125	722	3,625	765,635	769,260	—
Non-owner occupied one- to four-family residential	—	—	—	—	121,275	121,275	—
Commercial real estate	187	92	10,552	10,831	1,510,201	1,521,032	—
Other residential	9,572	—	—	9,572	932,499	942,071	—
Commercial business	—	—	31	31	318,019	318,050	—
Industrial revenue bonds	—	—	—	—	12,047	12,047	—
Consumer auto	116	65	8	189	28,154	28,343	—
Consumer other	137	—	42	179	28,799	28,978	—
Home equity lines of credit	335	26	9	370	115,513	115,883	—
Total	$ 13,125	$ 308	$ 11,748	$ 25,181	$ 4,636,167	$ 4,661,348	$ —

December 31, 2023

	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days Past Due and Still Accruing
					(In Thousands)		
One- to four-family residential construction	$ —	$ —	$ —	$ —	$ 33,849	$ 33,849	$ —
Subdivision construction	—	—	—	—	32,067	32,067	—
Land development	—	—	384	384	41,229	41,613	—
Commercial construction	—	—	—	—	757,690	757,690	—
Owner occupied one- to four-family residential	2,568	462	722	3,752	774,781	778,533	—
Non-owner occupied one- to four-family residential	—	63	—	63	124,807	124,870	—
Commercial real estate	196	—	1,579	1,775	1,528,888	1,530,663	—
Other residential	—	—	—	—	781,761	781,761	—
Commercial business	8	—	586	594	292,634	293,228	—
Industrial revenue bonds	—	—	—	—	12,852	12,852	—
Consumer auto	100	34	14	148	37,133	37,281	—
Consumer other	288	114	111	513	33,219	33,732	—
Home equity lines of credit	234	38	274	546	122,696	123,242	—
Total	$ 3,394	$ 711	$ 3,670	$ 7,775	$ 4,573,606	$ 4,581,381	$ —

December 31, 2022

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Loans are placed on nonaccrual status at 90 days past due and interest is considered a loss unless the loan is well secured and in the process of collection. Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status. Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured. With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

Non-accruing loans are summarized as follows:

	December 31,	
	2023	2022
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	384	384
Commercial construction	—	—
Owner occupied one- to four-family residential	722	722
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	10,552	1,579
Other residential	—	—
Commercial business	31	586
Industrial revenue bonds	—	—
Consumer auto	8	14
Consumer other	42	111
Home equity lines of credit	9	274
Total non-accruing loans	$ 11,748	$ 3,670

No interest income was recorded on these loans for the years ended December 31, 2023 and 2022, respectively.

Nonaccrual loans for which there is no related allowance for credit losses as of December 31, 2023 had an amortized cost of $792,000. These loans are individually assessed and do not require an allowance due to being adequately collateralized under the collateral-dependent valuation method. A collateral-dependent loan is a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company's assessment as of the reporting date. Collateral-dependent loans are identified primarily by a classified risk rating with a loan balance equal to or greater than $100,000, including, but not limited to, any loan in process of foreclosure or repossession.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2023, 2022 and 2021. On January 1, 2021, the Company adopted the CECL methodology, which added $11.6 million to the total Allowance for Credit Loss, including $1.9 million of remaining discount on loans that were previously accounted for as PCI.

December 31, 2023

	One- to Four- Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Credit Losses							
Balance, January 1, 2023	$ 11,171	$ 12,110	$ 27,096	$ 2,865	$ 5,822	$ 4,416	$ 63,480
Provision (credit) charged to expense	(1,390)	1,260	930	(27)	1,909	(432)	2,250
Losses charged off	(31)	—	—	—	(1,037)	(1,754)	(2,822)
Recoveries	70	—	145	6	241	1,300	1,762
Balance, December 31, 2023	$ 9,820	$ 13,370	$ 28,171	$ 2,844	$ 6,935	$ 3,530	$ 64,670

December 31, 2022

	One- to Four- Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Credit Losses							
Balance, January 1, 2022	$ 9,364	$ 10,502	$ 28,604	$ 2,797	$ 4,142	$ 5,345	$ 60,754
Provision (credit) charged to expense	1,652	1,498	(1,465)	152	1,491	(328)	3,000
Losses charged off	(40)	—	(44)	(84)	(51)	(1,950)	(2,169)
Recoveries	195	110	1	—	240	1,349	1,895
Balance, December 31, 2022	$ 11,171	$ 12,110	$ 27,096	$ 2,865	$ 5,822	$ 4,416	$ 63,480

December 31, 2021

	One- to Four- Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
				(In Thousands)			
Allowance for Credit Losses							
Balance, December 31, 2020	$ 4,536	$ 9,375	$ 33,707	$ 3,521	$ 2,390	$ 2,214	$ 55,743
CECL adoption	4,533	5,832	(2,531)	(1,165)	1,499	3,427	11,595
Balance, January 1, 2021	9,069	15,207	31,176	2,356	3,889	5,641	67,338
Provision (credit) charged to expense	—	(4,797)	(2,478)	575	—	—	(6,700)
Losses charged off	(190)	—	(142)	(154)	(81)	(2,054)	(2,621)
Recoveries	485	92	48	20	334	1,758	2,737
Balance, December 31, 2021	$ 9,364	$ 10,502	$ 28,604	$ 2,797	$ 4,142	$ 5,345	$ 60,754

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The following table presents the activity in the allowance for unfunded commitments by portfolio segment for the years ended December 31, 2023, 2022 and 2021. On January 1, 2021, the Company adopted the CECL methodology, which created an $8.7 million allowance for unfunded commitments.

	December 31, 2023						
	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Unfunded Commitments							
Balance, January 1, 2023	$ 736	$ 8,624	$ 416	$ 802	$ 1,734	$ 504	$ 12,816
Provision (credit) charged to expense	(30)	(4,618)	203	(61)	(775)	(48)	(5,329)
Balance, December 31, 2023	$ 706	$ 4,006	$ 619	$ 741	$ 959	$ 456	$ 7,487

	December 31, 2022						
	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Unfunded Commitments							
Balance, January 1, 2022	$ 687	$ 5,703	$ 367	$ 908	$ 1,582	$ 382	$ 9,629
Provision (credit) charged to expense	49	2,921	49	(106)	152	122	3,187
Balance, December 31, 2022	$ 736	$ 8,624	$ 416	$ 802	$ 1,734	$ 504	$ 12,816

	December 31, 2021						
	One- to Four-Family Residential and Construction	Other Residential	Commercial Real Estate	Commercial Construction	Commercial Business	Consumer	Total
	(In Thousands)						
Allowance for Unfunded Commitments							
Balance, December 31, 2020	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CECL adoption	917	5,227	354	910	935	347	8,690
Balance, January 1, 2021	917	5,227	354	910	935	347	8,690
Provision (credit) charged to expense	(230)	476	13	(2)	647	35	939
Balance, December 31, 2021	$ 687	$ 5,703	$ 367	$ 908	$ 1,582	$ 382	$ 9,629

The portfolio segments used in the preceding tables correspond to the loan classes used in all other tables in *Note 3* as follows:

- The one- to four-family residential and construction segment includes the one- to four-family residential construction, subdivision construction, owner occupied one- to four-family residential and non-owner occupied one- to four-family residential classes.
- The other residential (multi-family) segment corresponds to the other residential (multi-family) class.
- The commercial real estate segment includes the commercial real estate and industrial revenue bonds classes.
- The commercial construction segment includes the land development and commercial construction classes.
- The commercial business segment corresponds to the commercial business class.
- The consumer segment includes the consumer auto, consumer other and home equity lines of credit classes.

The weighted average interest rate on loans receivable at December 31, 2023 and 2022, was 6.25% and 5.54%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of loans serviced for others at December 31, 2023, was $439.9 million, consisting of $334.6 million of commercial loan participations sold to other financial institutions and $105.3 million of residential mortgage loans sold. The unpaid principal balance of loans serviced for others at December 31, 2022, was $540.2 million, consisting of $422.3 million of commercial loan participations sold to other financial institutions and $117.9 million of residential mortgage loans sold. In addition, available lines of credit on these loans were $123.6 million and $104.1 million at December 31, 2023 and 2022, respectively.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The following tables present the amortized cost basis of collateral-dependent loans by class of loans at the dates indicated:

	December 31, 2023	
	Principal Balance	Specific Allowance
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	384	—
Commercial construction	—	—
Owner occupied one- to four-family residential	691	29
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	10,548	1,200
Other residential	7,162	—
Commercial business	—	—
Industrial revenue bonds	—	—
Consumer auto	—	—
Consumer other	—	—
Home equity lines of credit	—	—
Total	$ 18,785	$ 1,229

	December 31, 2022	
	Principal Balance	Specific Allowance
	(In Thousands)	
One- to four-family residential construction	$ —	$ —
Subdivision construction	—	—
Land development	384	—
Commercial construction	—	—
Owner occupied one- to four-family residential	1,637	40
Non-owner occupied one- to four-family residential	—	—
Commercial real estate	1,571	—
Other residential	—	—
Commercial business	586	125
Industrial revenue bonds	—	—
Consumer auto	—	—
Consumer other	160	80
Home equity lines of credit	135	—
Total	$ 4,473	$ 245

For loans that were non-accruing, interest of approximately $509,000, $292,000 and $432,000 would have been recognized on an accrual basis during the years ended December 31, 2023, 2022 and 2021, respectively.

Modified Loans

As indicated in *Note 1*, in March 2022, the FASB issued ASU 2022-02, *Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. ASU 2022-02 eliminates the troubled debt restructuring (TDR) recognition and measurement guidance and, instead, requires that an entity evaluate whether the loan modification represents a new loan or a continuation of an existing loan. It also enhances existing disclosure requirements and introduces new disclosure requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company on January 1, 2023.

Adoption of this ASU did not have a material impact on the Company's results of operations, financial position or liquidity, but resulted in additional disclosure requirements related to gross charge offs by vintage year and the removal of TDR disclosures, replaced by additional disclosures on the types of modifications of loans to borrowers experiencing financial difficulties. The Company has adopted this update prospectively.

Under ASU 2022-02, loan modifications are reported if concessions have been granted to borrowers that are experiencing financial difficulty. Information on these loan modifications originated after the effective date is presented according to the new accounting guidance. Reporting periods prior to the adoption of ASU 2022-02 present information on TDRs under the previous disclosure requirements.

The estimate of lifetime expected losses utilized in the allowance for credit losses model is developed using average historical loss on loans with similar risk characteristics, which includes losses from modifications of loans to borrowers experiencing financial difficulty. As a result, a change to the allowance for credit losses is generally not recorded upon modification. For modifications to loans made to borrowers experiencing financial difficulty that are adversely classified, the Company determines the allowance for credit losses on an individual basis, using the same process that it utilizes for other adversely classified loans. If collection efforts have begun and the modified loan is subsequently deemed collateral-dependent, the loan is placed on non-accrual status and the allowance for credit losses is determined based on an individual evaluation. If necessary, the loan is charged down to fair market value less estimated sales costs.

The following table shows the composition of loan modifications made to borrowers experiencing financial difficulty by the loan portfolio and type of concessions granted during the year ended December 31, 2023. Each of the types of concessions granted comprised 2% or less of their respective classes of loan portfolios at December 31, 2023. During the year ended December 31, 2023, principal forgiveness of $563,000 was completed on commercial business loans and consumer loans

	Interest Rate Reduction	Term Extension	Combination	Total Modifications
		(In Thousands)		
Construction and land development	$ —	$ —	$ 1,553	$ 1,553
One- to four-family residential	—	—	—	—
Other residential	—	2,750	—	2,750
Commercial real estate	—	77	20,365	20,442
Commercial business	—	—	—	—
Consumer	5	7	—	12
	$ 5	$ 2,834	$ 21,918	$ 24,757

Year Ended December 31, 2023

The Company closely monitors the performance of loans to borrowers experiencing financial difficulty that are modified to understand the effectiveness of its modification efforts. The following table depicts the performance (under modified terms) at December 31, 2023 of loans that were modified during the year ended December 31, 2023:

	December 31, 2023			
	Current	30-89 Days Past Due	Over 90 Days Past Due	Total
	(In Thousands)			
Construction and land development	$ 1,553	$ —	$ —	$ 1,553
One- to four-family residential	—	—	—	—
Other residential	2,750	—	—	2,750
Commercial real estate	12,384	—	8,058	20,442
Commercial business	—	—	—	—
Consumer	12	—	—	12
	$ 16,699	$ —	$ 8,058	$ 24,757

TDRs by class are presented below as of December 31, 2022.

	December 31, 2022					
	Accruing TDR Loans		Non-accruing TDR Loans		Total TDR Loans	
	Number	Balance	Number	Balance	Number	Balance
	(In Thousands)					
Construction and land development	—	$ —	—	$ —	—	$ —
One- to four-family residential	13	1,028	3	98	16	1,126
Other residential	—	—	—	—	—	—
Commercial real estate	—	—	2	1,571	2	1,571
Commercial business	—	—	—	—	—	—
Consumer	13	210	5	42	18	252
	26	$ 1,238	10	$ 1,711	36	$ 2,949

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The following tables present newly restructured loans during the years ended December 31, 2022 and 2021 by type of modification:

| | 2022 | | | |
	Interest Only	Term	Combination	Total Modification
	(In Thousands)			
Residential one-to-four family	$ —	$ —	$ 32	$ 32
Commercial real estate	—	—	247	247
Commercial business	—	—	—	—
Consumer	—	4	3	7
	$ —	$ 4	$ 282	$ 286

| | 2021 | | | |
	Interest Only	Term	Combination	Total Modification
	(In Thousands)			
Residential one-to-four family	$ 31	$ 202	$ 134	$ 367
Commercial real estate	1,768	—	—	1,768
Commercial business	—	—	—	—
Consumer	—	259	11	270
	$ 1,799	$ 461	$ 145	$ 2,405

At December 31, 2022, of the $2.9 million in TDRs, $1.7 million were classified as substandard using the Company's internal grading system. The Company had no TDRs that were modified in the previous 12 months and subsequently defaulted during the year ended December 31, 2022.

Loan Risk Ratings

The nature and extent of impairments of modified loans, including those which have experienced a subsequent payment default, are considered in the determination of an appropriate level of the allowance for credit losses. The Company utilizes an internal risk rating system comprised of a series of grades to categorize loans according to perceived risk associated with the expectation of debt repayment. The analysis of the borrower's ability to repay considers specific information, including but not limited to current financial information, historical payment experience, industry information, collateral levels and collateral types. A risk rating is assigned at loan origination and then monitored throughout the contractual term for possible risk rating changes.

Satisfactory loans range from Excellent to Moderate Risk, but generally are loans supported by strong recent financial statements. The character and capacity of the borrower are strong, including reasonable project performance, good industry experience, liquidity and/or net worth. The probability of financial deterioration seems unlikely. Repayment is expected from approved sources over a reasonable period of time.

Watch loans are identified when the borrower has capacity to perform according to terms; however, elements of uncertainty exist. Margins of debt service coverage may be narrow, historical patterns of financial performance may be erratic, collateral margins may be diminished and the borrower may be a new and/or thinly capitalized company. Some management weakness may also exist, the borrower may have somewhat limited access to other financial institutions, and that access may diminish in difficult economic times.

Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects or the Bank's credit position at some future date. It is a transitional grade that is closely monitored for improvement or deterioration.

The Substandard rating is applied to loans where the borrower exhibits well-defined weaknesses that jeopardize its continued performance and are of a severity that the distinct possibility of default exists. Loans are placed on "non-accrual" when management does not expect to collect payments consistent with acceptable and agreed upon terms of repayment.

Doubtful loans have all the weaknesses inherent to those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

The Loss category is used when loans are considered uncollectable and no longer included as an asset.

All loans are analyzed for risk rating updates regularly. For larger loans, rating assessments may be more frequent if relevant information is obtained earlier through debt covenant monitoring or overall relationship management. Smaller loans are monitored as identified by the loan officer based on the risk profile of the individual borrower or if the loan becomes past due related to credit issues. Loans rated Watch, Special Mention, Substandard or Doubtful are subject to quarterly review and monitoring processes. In addition to the regular monitoring performed by the lending personnel and credit committees, loans are subject to review by the credit review department, which verifies the appropriateness of the risk ratings for the loans chosen as part of its risk-based review plan.

The following tables present a summary of loans by category and risk rating separated by origination and loan class as of December 31, 2023 and 2022.

	Term Loans by Origination Year						Revolving Loans	Total
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**		
				(In Thousands)				
One- to four-family residential construction								
Satisfactory (1-4)	$ 12,528	$ 9,878	$ 41	$ —	$ —	$ —	$ 7,181	$ 29,628
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	12,528	9,878	41	—	—	—	7,181	29,628
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Subdivision construction								
Satisfactory (1-4)	532	1,022	21,333	43	64	365	—	23,359
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	532	1,022	21,333	43	64	365	—	23,359
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Construction and land development								
Satisfactory (1-4)	14,860	12,564	5,658	3,682	5,458	4,531	878	47,631
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	384	384
Total	14,860	12,564	5,658	3,682	5,458	4,531	1,262	48,015
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Other construction								
Satisfactory (1-4)	60,895	422,727	203,918	15,867	—	—	—	703,407
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	60,895	422,727	203,918	15,867	—	—	—	703,407
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
One- to four-family residential								
Satisfactory (1-4)	66,733	330,489	203,781	108,232	60,288	118,570	483	888,576
Watch (5)	—	—	—	—	171	862	46	1,079
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	543	148	—	189	—	880
Total	66,733	330,489	204,324	108,380	60,459	119,621	529	890,535
Current Period Gross Charge Offs	—	—	—	—	—	11	20	31
Other residential								
Satisfactory (1-4)	18,795	108,389	391,516	180,916	108,173	111,462	3,335	922,586
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	12,322	—	12,322
Classified (7-9)	—	—	—	—	—	7,163	—	7,163
Total	18,795	108,389	391,516	180,916	108,173	130,947	3,335	942,071
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—

(Table continues on page 100)

(Table continued from page 99)

	Term Loans by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior		
	(In Thousands)							
Commercial real estate								
Satisfactory (1-4)	53,158	284,738	237,822	103,393	161,680	624,515	35,276	1,500,582
Watch (5)	—	—	—	—	154	5,348	—	5,502
Special Mention (6)	—	—	—	—	—	4,396	—	4,396
Classified (7-9)	—	—	—	—	—	10,552	—	10,552
Total	53,158	284,738	237,822	103,393	161,834	644,811	35,276	1,521,032
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Commercial business								
Satisfactory (1-4)	58,551	92,224	30,361	15,371	10,043	55,044	57,177	318,771
Watch (5)	—	—	—	—	—	1,369	—	1,369
Special Mention (6)	—	1,186	3,840	—	—	—	4,900	9,926
Classified (7-9)	—	—	4	27	—	—	—	31
Total	58,551	93,410	34,205	15,398	10,043	56,413	62,077	330,097
Current Period Gross Charge Offs	—	7	—	—	—	1,030	—	1,037
Consumer								
Satisfactory (1-4)	16,629	12,010	6,163	2,811	828	12,089	122,166	172,696
Watch (5)	—	3	21	6	3	201	154	388
Special Mention (6)	—	—	—	—	—	—	8	8
Classified (7-9)	—	42	12	—	—	49	9	112
Total	16,629	12,055	6,196	2,817	831	12,339	122,337	173,204
Current Period Gross Charge Offs	4	135	24	3	18	1,493	97	1,754
Combined								
Satisfactory (1-4)	302,681	1,274,041	1,100,593	430,315	346,534	926,576	226,496	4,607,236
Watch (5)	—	3	21	6	328	7,780	200	8,338
Special Mention (6)	—	1,186	3,840	—	—	16,718	4,908	26,652
Classified (7-9)	—	42	559	175	—	17,953	393	19,122
Total	$ 302,681	$ 1,275,272	$ 1,105,013	$ 430,496	$ 346,862	$ 969,027	$ 231,997	$ 4,661,348
Current Period Gross Charge Offs	$ 4	$ 142	$ 24	$ 3	$ 18	$ 2,534	$ 97	$ 2,822

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

	Term Loans by Origination Year						Revolving Loans	Total
	2022	2021	2020	2019	2018	Prior		
	(In Thousands)							
One- to four-family residential construction								
Satisfactory (1-4)	$ 21,885	$ 7,265	$ 1,391	$ —	$ —	$ —	$ 3,308	$ 33,849
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	21,885	7,265	1,391	—	—	—	3,308	33,849
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Subdivision construction								
Satisfactory (1-4)	4,478	25,864	800	203	134	588	—	32,067
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	4,478	25,864	800	203	134	588	—	32,067
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
Construction and land development								
Satisfactory (1-4)	16,746	6,914	4,866	7,338	762	3,990	613	41,229
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	384	384
Total	16,746	6,914	4,866	7,338	762	3,990	997	41,613
Current Period Gross Charge Offs	—	—	—	—	—	—	84	84
Other construction								
Satisfactory (1-4)	113,512	446,125	176,340	21,713		—	—	757,690
Watch (5)	—	—	—	—	—	—	—	—
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	113,512	446,125	176,340	21,713		—	—	757,690
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—
One- to four-family residential								
Satisfactory (1-4)	340,886	219,504	128,509	73,162	39,685	97,236	687	899,669
Watch (5)	—	—	—	179	88	1,341	57	1,665
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	158	—	—	1,832	79	2,069
Total	340,886	219,504	128,667	73,341	39,773	100,409	823	903,403
Current Period Gross Charge Offs	—	—	—	—	—	39	1	40
Other residential								
Satisfactory (1-4)	83,822	133,648	168,232	142,630	122,614	123,538	3,939	778,423
Watch (5)	—	—	—	—	—	3,338	—	3,338
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	—	—	—
Total	83,822	133,648	168,232	142,630	122,614	126,876	3,939	781,761
Current Period Gross Charge Offs	—	—	—	—	—	—	—	—

(Table continues on page 102)

(Table continued from page 101)

	Term Loans by Origination Year						Revolving Loans	Total
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**		
	(In Thousands)							
Commercial real estate								
Satisfactory (1-4)	221,341	171,484	109,939	203,426	185,682	577,216	36,658	1,505,746
Watch (5)	—	—	—	—	—	23,338	—	23,338
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	1,579	—	1,579
Total	221,341	171,484	109,939	203,426	185,682	602,133	36,658	1,530,663
Current Period Gross Charge Offs	—	—	—	—	—	44	—	44
Commercial business								
Satisfactory (1-4)	45,349	66,258	39,645	15,505	9,309	65,307	64,088	305,461
Watch (5)	—	—	—	—	—	34	—	34
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	—	—	—	—	394	191	585
Total	45,349	66,258	39,645	15,505	9,309	65,735	64,279	306,080
Current Period Gross Charge Offs	—	—	—	—	—	—	51	51
Consumer								
Satisfactory (1-4)	21,309	11,168	5,711	2,708	3,263	16,380	132,792	193,331
Watch (5)	—	28	—	7	—	160	100	295
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	11	9	—	2	248	359	629
Total	21,309	11,207	5,720	2,715	3,265	16,788	133,251	194,255
Current Period Gross Charge Offs	19	66	7	49	59	1,594	156	1,950
Combined								
Satisfactory (1-4)	869,328	1,088,230	635,433	466,685	361,449	884,255	242,085	4,547,465
Watch (5)	—	28	—	186	88	28,211	157	28,670
Special Mention (6)	—	—	—	—	—	—	—	—
Classified (7-9)	—	11	167	—	2	4,053	1,013	5,246
Total	$ 869,328	$ 1,088,269	$ 635,600	$ 466,871	$ 361,539	$ 916,519	$ 243,255	$ 4,581,381
Current Period Gross Charge Offs	$ 19	$ 66	$ 7	$ 49	$ 59	$ 1,677	$ 292	$ 2,169

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 9* and *11*.

Certain directors and executive officers of the Company and the Bank, and their affiliates, are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2023 and 2022, loans outstanding to these directors and executive officers, and their related interests, are summarized as follows:

	2023	2022
	(In Thousands)	
Balance, beginning of year	$ 7,950	$ 10,097
New loans	10,694	3,079
Payments	(2,618)	(5,226)
Balance, end of year	$ 16,026	$ 7,950

Note 4:   FDIC-Assisted Acquired Loans

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On October 7, 2011, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Sun Security Bank, a full service bank headquartered in Ellington, Missouri. The related loss sharing agreement was terminated early, effective April 26, 2016, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On April 27, 2012, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Inter Savings Bank, FSB ("InterBank"), a full service bank headquartered in Maple Grove, Minnesota. The related loss sharing agreement was terminated early, effective June 9, 2017, by mutual agreement of Great Southern Bank and the FDIC. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On June 20, 2014, Great Southern Bank entered into a purchase and assumption agreement with the FDIC to purchase a substantial portion of the loans and investment securities, as well as certain other assets, and assume all of the deposits, as well as certain other liabilities, of Valley Bank, a full-service bank headquartered in Moline, Illinois, with significant operations in Iowa. This transaction did not include a loss sharing agreement. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

The following table presents the balances of the acquired loans related to the various FDIC-assisted transactions at December 31, 2023 and 2022.

	TeamBank	Vantus Bank	Sun Security Bank	InterBank	Valley Bank
			(In Thousands)		
December 31, 2023					
Carrying value of loans receivable	$ 2,191	$ 3,052	$ 6,263	$ 19,727	$ 10,323
December 31, 2022					
Carrying value of loans receivable	$ 2,703	$ 3,983	$ 7,221	$ 24,402	$ 12,750

Note 5:   Other Real Estate Owned and Repossessions

Major classifications of other real estate owned at December 31, 2023 and 2022, were as follows:

	2023	2022
	(In Thousands)	
Foreclosed assets held for sale and repossessions		
One- to four-family construction	$ —	$ —
Subdivision construction	—	—
Land development	—	—
Commercial construction	—	—
One- to four-family residential	—	—
Other residential	—	—
Commercial real estate	—	—
Commercial business	—	—
Consumer	23	50
Foreclosed assets held for sale and repossessions	23	50
Other real estate owned not acquired through foreclosure	—	183
Other real estate owned and repossessions	$ 23	$ 233

At December 31, 2023, there was no other real estate owned not acquired through foreclosure, as two former branch locations were sold during the year.

At December 31, 2022, other real estate owned not acquired through foreclosure included two properties, both of which were branch locations that were closed and held for sale; these were sold during the year ended December 31, 2023, as indicated above. During the year ended December 31, 2022, two former branch location were sold. During the year ended December 31, 2022, no additional valuation write-downs were recorded on branch locations that were closed and held for sale.

At December 31, 2023 and 2022, residential mortgage loans totaling $-0- and $173,000, respectively, were in the process of foreclosure.

Expenses applicable to other real estate owned and repossessions for the years ended December 31, 2023, 2022 and 2021, included the following:

	2023	2022	2021
	(In Thousands)		
Net gains on sales of other real estate owned and repossessions	$ (42)	$ (149)	$ (282)
Valuation write-downs	81	23	211
Operating expenses, net of rental income	272	485	698
	$ 311	$ 359	$ 627

Note 6: Premises and Equipment

Major classifications of premises and equipment at December 31, 2023 and 2022, stated at cost, were as follows:

	2023	2022
	(In Thousands)	
Land	$ 39,617	$ 39,622
Buildings and improvements	107,602	105,096
Furniture, fixtures and equipment	70,162	67,505
Operating leases right of use asset	6,621	7,397
	224,002	219,620
Less accumulated depreciation	85,411	78,550
	$ 138,591	$ 141,070

Leases. In 2019, the Company adopted ASU 2016-02, *Leases (Topic 842).* Adoption of this ASU resulted in the Company initially recognizing a right of use asset and corresponding lease liability of $9.5 million. The amount of the right of use asset and corresponding lease liability will fluctuate based on the Company's lease terminations, new leases and lease modifications and renewals. As of December 31, 2023, the lease right of use asset value was $6.6 million and the corresponding lease liability was $6.9 million. As of December 31, 2022, the lease right of use asset value was $7.4 million and the corresponding lease liability was $7.6 million. At December 31, 2023, expected lease terms ranged from 0.3 years to 14.9 years with a weighted-average lease term of 6.9 years. The weighted-average discount rate was 3.79%.

For the years ended December 31, 2023, 2022 and 2021, lease expense was $1.7 million, $1.6 million and $1.5 million, respectively. The Company's short-term leases related to offsite ATMs have both fixed and variable lease payment components, based on the number of transactions at the various ATMs. The variable portion of these lease payments is not material and the total lease expense related to ATMs was $ 317,000, $ 307,000 and $ 307,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company does not sublease any of its leased facilities; however, it does lease to other third parties portions of facilities that it owns. In terms of being the lessor in these circumstances, all of these lease agreements are classified as operating leases. In the years ended December 31, 2023, 2022 and 2021, income recognized from these lease agreements was $1.3 million, $1.2 million, and $1.2 million respectively, and was included in occupancy and equipment expense.

	At or For the Year Ended	
	December 31, 2023	December 31, 2022
	(In Thousands)	
Statement of Financial Condition		
Operating leases right of use asset	$ 6,621	$ 7,397
Operating leases liability	$ 6,870	$ 7,599
Statement of Income		
Operating lease costs classified as occupancy and equipment expense (includes short-term lease costs and amortization of right of use asset)	$ 1,740	$ 1,579
Supplemental Cash Flow Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,681	$ 1,547
Right of use assets obtained in exchange for lease obligations:		
Operating leases	$ 296	$ 618

At December 31, 2023, future expected lease payments for leases with terms exceeding one year were as follows (in thousands):

2024	$	1,313
2025		1,297
2026		1,241
2027		1,172
2028		900
Thereafter		1,899
Future lease payments expected		7,822
Less interest portion of lease payments		(952)
Lease liability	$	6,870

Note 7: Investments in Limited Partnerships

Investments in Affordable Housing Partnerships

The Company has invested in certain limited partnerships that were formed to develop and operate apartments and single-family houses designed as high-quality affordable housing for lower income tenants throughout Missouri and contiguous states. At December 31, 2023, the Company had 22 such investments, with a net carrying value of $66.3 million. At December 31, 2022, the Company had 19 such investments, with a net carrying value of $38.4 million. Due to the Company's inability to exercise any significant influence over any of the investments in Affordable Housing Partnerships, they all are accounted for using the proportional amortization method. Each of the partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken may be subject to recapture with interest.

The remaining federal affordable housing tax credits to be utilized through 2034 were $75.9 million as of December 31, 2023, assuming no tax credit recapture events occur and all projects currently under construction are completed as planned. Amortization of the investments in partnerships is expected to be approximately $68.9 million, assuming all projects currently under construction are completed and funded as planned. The Company's usage of federal affordable housing tax credits approximated $7.7 million, $4.9 million and $4.9 million during 2023, 2022 and 2021, respectively. Investment amortization was $7.2 million, $4.4 million and $4.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Investments in Community Development Entities

The Company has invested in certain limited partnerships that were formed to develop and operate business and real estate projects located in low-income communities. At December 31, 2023 the Company had one such investment, with a net carrying value of $361,000. At December 31, 2022, the Company had one such investment, with a net carrying value of $465,000. Due to the Company's inability to exercise any significant influence over any of the investments in qualified Community Development Entities, they are all accounted for using the cost method. Each of the partnerships provides federal New Market Tax Credits over a seven-year credit allowance period. In each of the first three years, credits totaling five percent of the original investment are allowed on the credit allowance dates and for the final four years, credits totaling six percent of the original investment are allowed on the credit allowance dates. Each of the partnerships must be invested in a qualified Community Development Entity on each of the credit allowance dates during the seven-year period to utilize the tax credits. If the Community Development Entities cease to qualify during the seven-year period, the credits may be denied for any credit allowance date and a portion of the credits previously taken may be subject to recapture with interest. The investments in the Community Development Entities cannot be redeemed before the end of the seven-year period.

The Company's usage of federal New Market Tax Credits approximated $100,000, $100,000 and $100,000 during 2023, 2022 and 2021, respectively. Investment amortization amounted to $83,000, $83,000 and $86,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Investments in Limited Partnerships for Federal Rehabilitation/Historic Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain federal rehabilitation/historic tax credits. At December 31, 2023 the Company had one such investment, with a net carrying value of $415,000. At December 31, 2022 the Company had one such investment, with a net carrying value of $629,000. Under prior tax law, the Company utilized these credits in their entirety in the year the project was placed in service and the impact to the Consolidated Statements of Income has not been material. Currently, such partnerships provide federal rehabilitation/historic tax credits over a five-year credit allowance period.

Investments in Limited Partnerships for State Tax Credits

From time to time, the Company has invested in certain limited partnerships that were formed to provide certain state tax credits. The Company has primarily syndicated these tax credits and the impact to the Consolidated Statements of Income has not been material.

Note 8:   Deposits

Deposits at December 31, 2023 and 2022, are summarized as follows:

	Weighted Average Interest Rate	2023	2022
		(In Thousands, Except Interest Rates)	
Non-interest-bearing accounts	—	$ 895,496	$ 1,063,588
Interest-bearing checking and savings accounts	1.67% and 0.65%	2,216,482	2,188,535
		3,111,978	3,252,123
Certificate accounts	0% - 0.99%	86,831	280,784
	1% - 1.99%	22,485	125,951
	2% - 2.99%	44,354	381,547
	3% - 3.99%	46,304	228,131
	4% - 4.99%	739,645	4,883
	5% and above	8,583	—
		948,202	1,021,296
Brokered deposits	5.20% and 4.03%	661,528	411,491
		661,528	411,491
		$ 4,721,708	$ 4,684,910

The weighted average interest rate on certificates of deposit was 3.79% and 1.93% at December 31, 2023 and 2022, respectively.

The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits was approximately $661.5 million and $411.5 million at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023 and December 31, 2022, brokered deposits included $300.0 million and $150.0 million, respectively, of purchased funds through the IntraFi Financial network. These IntraFi Financial deposits have a rate of interest that floats daily with an index of effective federal funds rate plus a spread. At December 31, 2023, there were additional brokered deposits totaling $95.0 million that had variable rates of interest that reset monthly or quarterly and there were other brokered deposits totaling $185.3 million that had fixed rates of interest but are callable at the Bank's discretion. At December 31, 2023, approximately 28% of the Company's total deposits were uninsured, when including deposit accounts of consolidated subsidiaries of the Company and collateralized deposits of unaffiliated entities. Excluding deposit accounts of the Company's consolidated subsidiaries, approximately 13% of the Company's total deposits were uninsured at December 31, 2023.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

At December 31, 2023, scheduled maturities of certificates of deposit and brokered deposits were as follows:

	Retail	Brokered	Total
	(In Thousands)		
2024	$ 921,485	$ 266,781	$ 1,188,266
2025	19,250	296,552	315,802
2026	3,067	98,195	101,262
2027	2,394	—	2,394
2028	948	—	948
Thereafter	1,058	—	1,058
	$ 948,202	$ 661,528	$ 1,609,730

A summary of interest expense on deposits for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
	(In Thousands)		
Checking and savings accounts	$ 28,579	$ 5,968	$ 4,023
Certificate accounts	29,796	8,788	8,150
Brokered deposits	30,719	6,162	989
Early withdrawal penalties	(337)	(242)	(60)
	$ 88,757	$ 20,676	$ 13,102

Note 9:   Advances From Federal Home Loan Bank

At December 31, 2023 and 2022, there were no outstanding term advances from the Federal Home Loan Bank of Des Moines. At December 31, 2023, there were outstanding overnight borrowings from the Federal Home Loan Bank of Des Moines, which are included in Short-Term Borrowings.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of other pledges, liens and encumbrances as collateral for outstanding advances. No investment securities were specifically pledged as collateral for FHLB borrowings at December 31, 2023 and 2022. Loans with carrying values of approximately $1.74 billion and $1.62 billion were pledged as collateral for outstanding advances at December 31, 2023 and 2022, respectively. The Bank had $919.1 million remaining available on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2023.

Note 10:   Short-Term Borrowings

Short-term borrowings at December 31, 2023 and 2022, are summarized as follows:

	2023	2022
	(In Thousands)	
Notes payable – Community Development Equity Funds	$ 1,610	$ 1,083
Securities sold under reverse repurchase agreements	70,843	176,843
Overnight borrowings from the Federal Home Loan Bank	251,000	88,500
	$ 323,453	$ 266,426

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a term of one-month or less.

Short-term borrowings had weighted average interest rates of 4.76% at December 31, 2023, compared to 2.16% at December 31, 2022. Short-term borrowings averaged approximately $225.1 million and $181.1 million for the years ended December 31, 2023 and 2022, respectively. The maximum amounts outstanding at any month end were $410.6 million and $317.7 million, respectively, during those same years.

The following table represents the Company's securities sold under reverse repurchase agreements, which contractually mature daily, at December 31, 2023 and 2022:

	2023	2022
	(In Thousands)	
Mortgage-backed securities – GNMA, FNMA, FHLMC	$ 70,843	$ 176,843

Note 11: Federal Reserve Bank Borrowings

At December 31, 2023 and 2022, the Bank had $452.0 million and $397.0 million, respectively, available under a primary line-of-credit borrowing arrangement with the Federal Reserve Bank. The line is secured primarily by consumer and commercial loans. There were no amounts borrowed under this arrangement at December 31, 2023 or 2022.

Subsequent to December 31, 2023, in January 2024 the Bank borrowed $180.0 million under the Federal Reserve Bank's Bank Term Funding Program (BTFP). The borrowing, which matures in January 2025 and has a fixed interest rate of 4.83%, may be repaid in full or in part without penalty prior to its stated maturity date. The line is secured primarily by the Bank's held-to-maturity investment securities, with total amount of assets pledged totaling approximately $191 million. These funds were primarily used to repay a portion of the Bank's overnight borrowings from the FHLB.

Note 12: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25.0 million aggregate liquidation amount of floating rate cumulative trust preferred securities. The Trust II securities bore a floating distribution rate equal to 90-day LIBOR plus 1.60% through June 30, 2023. After June 30, 2023, the Trust II securities bear a floating distribution rate equal to three-month CME Term SOFR, plus a spread adjustment for the change from LIBOR, plus 1.60%. The Trust II securities became redeemable at the Company's option in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25.8 million and bearing an interest rate identical to the distribution rate on the Trust II securities. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 7.24% and 6.04% at December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, subordinated debentures issued to capital trusts were as follows:

	2023	2022
	(In Thousands)	
Subordinated debentures	$ 25,774	$ 25,774

Note 13: Subordinated Notes

On June 10, 2020, the Company completed the public offering and sale of $75.0 million of its subordinated notes. The notes are due June 15, 2030, and have a fixed interest rate of 5.50% until June 15, 2025, at which time the rate becomes floating at a rate expected to be equal to three-month term Secured Overnight Financing Rate (SOFR) plus 5.325%. The Company may call the notes at par beginning on June 15, 2025, and on any scheduled interest payment date thereafter. The notes were sold at par, resulting in net proceeds, after underwriting discounts and commissions, legal, accounting and other professional fees, of approximately $73.5 million. Total debt issuance costs of approximately $1.5 million were deferred and are being amortized over the expected life of the notes, which is five years.

Amortization of the debt issuance costs during the years ended December 31, 2023 and 2022, totaled $297,000 and $293,000, respectively, and is included in interest expense on subordinated notes in the consolidated statements of income, resulting in an imputed interest rate of 5.92% and 5.95%, respectively.

At December 31, 2023 and 2022, subordinated notes are summarized as follows:

	2023	2022
	(In Thousands)	
Subordinated notes	$ 75,000	$ 75,000
Less: unamortized debt issuance costs	421	719
	$ 74,579	$ 74,281

Note 14: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2023 and 2022, retained earnings included approximately $17.5 million for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $4.3 million and $4.3 million at December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023, 2022 and 2021, the provision for income taxes included these components:

	2023	2022	2021
	(In Thousands)		
Taxes currently payable	$ 14,559	$ 15,769	$ 16,025
Deferred income taxes	2,985	2,485	3,712
Income taxes	$ 17,544	$ 18,254	$ 19,737

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31,	
	2023	2022
	(In Thousands)	
Deferred tax assets		
Allowance for credit losses	$ 15,911	$ 15,618
Liability for unfunded commitments	1,842	3,153
Interest on nonperforming loans	71	66
Accrued expenses and other	1,676	1,341
Capital loss carryforward	150	67
Unrealized loss on available-for-sale securities	13,208	15,407
Unrealized loss on securities transferred to held-to-maturity securities	16	—
Unrealized loss on active cash flow derivatives	4,255	7,695
Income recognized for tax in excess of book related to terminated cash flow derivatives	3,532	5,530
Deferred income	124	290
Difference in basis for acquired assets and liabilities	353	686
	41,138	49,853
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(7,697)	(8,210)
FHLB stock dividends	(337)	(337)
Partnership tax credits	(998)	(668)
Prepaid expenses	(1,373)	(1,196)
Unrealized gain on securities transferred to held-to-maturity securities	—	(29)
Unrealized gain on terminated cash flow derivatives	(3,532)	(5,530)
Other	(277)	(235)
	(14,214)	(16,205)
Net deferred tax asset	$ 26,924	$ 33,648

Reconciliations of the Company's effective tax rates, for the years indicated, from continuing operations to the statutory corporate tax rates were as follows:

	2023	2022	2021
Tax at statutory rate	21.0%	21.0%	21.0%
Nontaxable interest and dividends	(0.5)	(0.5)	(0.3)
Tax credits	(2.7)	(1.6)	(1.8)
State taxes	1.7	1.8	1.3
Deferred tax rate change benefit	—	(0.6)	—
Other	1.1	(0.7)	0.7
	20.6%	19.4%	20.9%

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service (IRS). As a result, federal tax years through December 31, 2019 are now closed.

The Company was previously under State of Missouri income and franchise tax examinations for its 2014 and 2015 tax years. The examinations concluded with one unresolved issue related to the exclusion of certain income in the calculation of Missouri income tax. The Missouri Department of Revenue denied the Company's administrative protest regarding the 2014 and 2015 tax years' examinations. In June 2021, the Company filed a formal protest with the Missouri Administrative Hearing Commission (MAHC), which has special jurisdiction to hear tax matters and is similar to a trial court, to continue defending the Company's rights and associated tax position. The Company previously filed a motion for summary decision with the MAHC and, on January 26, 2024, the MAHC granted the motion in favor of the Company, upholding its position related to the exclusion of certain income in the calculation of Missouri income tax. In February 2024, the Missouri Department of Revenue confirmed to the Company in writing that it would not exercise its right to appeal the decision to the Missouri State Supreme Court.

Note 15: Disclosures About Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The Company considers transfers between the levels of the hierarchy to be recognized at the end of related reporting periods.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023 and 2022:

| | Fair Value | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2023				
Available-for-sale securities				
Agency mortgage-backed securities	$ 280,231	$ —	$ 280,231	$ —
Agency collateralized mortgage obligations	75,946	—	75,946	—
States and political subdivisions securities	58,137	—	58,137	—
Small Business Administration securities	63,893	—	63,893	—
Interest rate derivative asset	8,205	—	8,205	—
Interest rate derivative liability	(25,336)	—	(25,336)	—
December 31, 2022				
Available-for-sale securities				
Agency mortgage-backed securities	$ 286,482	$ —	$ 286,482	$ —
Agency collateralized mortgage obligations	78,474	—	78,474	—
States and political subdivisions securities	57,495	—	57,495	—
Small Business Administration securities	68,141	—	68,141	—
Interest rate derivative asset	11,061	—	11,061	—
Interest rate derivative liability	(42,097)	—	(42,097)	—

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying statements of financial condition at December 31, 2023 and 2022, as well as the general classification of such assets pursuant to the valuation hierarchy. There were no significant changes in the valuation techniques during the year ended December 31, 2023.

Available-for-Sale Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, SOFR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, state and municipal bonds and certain other investments. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no recurring Level 3 securities at December 31, 2023 or December 31, 2022.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Interest Rate Derivatives

The fair value is estimated using forward-looking interest rate curves and is determined using observable market rates and, therefore, are classified within Level 2 of the valuation hierarchy.

Nonrecurring Measurements

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023 and 2022:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
December 31, 2023				
Collateral-dependent loans	$ 7,372	$ —	$ —	$ 7,372
December 31, 2022				
Collateral-dependent loans	$ 785	$ —	$ —	$ 785

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale. At December 31, 2023 and 2022, the aggregate fair value of mortgage loans held for sale was not materially different than their cost. Accordingly, no mortgage loans held for sale were marked down and reported at fair value.

Collateral-Dependent Loans

The Company records collateral-dependent loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off of the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for credit losses specific to the loan. Loans for which such charge-offs or reserves were recorded during the years ended December 31, 2023 and December 31, 2022, are shown in the table above (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. There were no foreclosed assets held for sale at December 31, 2023 or 2022.

Fair Value of Financial Instruments

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying statements of financial condition at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Held-to-Maturity Securities

Fair values for held-to-maturity securities are estimated based on quoted market prices of similar securities. For these securities, the Company obtains fair value measurements from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, SOFR yield curve, credit spreads and prices from market makers and live trading systems. These securities include U.S. government agency securities, mortgage-backed securities, state and municipal bonds and certain other investments.

Loans and Interest Receivable

The fair value of loans is estimated on an exit price basis incorporating contractual cash flows, prepayment discount spreads, credit loss and liquidity premiums. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated based on a discounted cash flow calculation using the average advances yield curve from 11 districts of the FHLB for the as of date. The carrying amount of accrued interest payable approximates its fair value.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trusts

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximates their fair value.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Subordinated Notes

The fair values used by the Company are obtained from independent sources and are derived from quoted market prices of the Company's subordinated notes and quoted market prices of other subordinated debt instruments with similar characteristics.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments not recorded at fair value in the financial statements. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

| | December 31, 2023 | | | December 31, 2022 | | |
	Carrying Amount	Fair Value	Hierarchy Level	Carrying Amount	Fair Value	Hierarchy Level
	(Dollars in Thousands)					
Financial assets						
Cash and cash equivalents	$ 211,333	$ 211,333	1	$ 168,520	$ 168,520	1
Held-to-maturity securities	195,023	171,193	2	202,495	177,765	2
Mortgage loans held for sale	5,849	5,849	2	4,811	4,811	2
Loans, net of allowance for credit losses	4,589,620	4,402,314	3	4,506,836	4,391,084	3
Interest receivable	21,206	21,206	3	19,107	19,107	3
Investment in FHLB stock and other assets	26,313	26,313	3	30,814	30,814	3
Financial liabilities						
Deposits	4,721,708	4,714,624	3	4,684,910	4,672,913	3
Short-term borrowings	323,453	323,453	3	266,426	266,426	3
Subordinated debentures	25,774	25,774	3	25,774	25,774	3
Subordinated notes	74,579	71,625	2	74,281	72,000	2
Interest payable	6,225	6,225	3	3,010	3,010	3
Unrecognized financial instruments (net of contractual value)						
Commitments to originate loans	—	—	3	—	—	3
Letters of credit	78	78	3	73	73	3
Lines of credit	—	—	3	—	—	3

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Note 16:   Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its assets and liabilities. In the normal course of business, the Company may use derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. The Company has interest rate derivatives that result from a service provided to certain qualifying loan customers that are not used to manage interest rate risk in the Company's assets or liabilities and are not designated in a qualifying hedging relationship. The Company manages a matched book with respect to its derivative instruments in order to minimize its net risk exposure resulting from such transactions. In addition, the Company has interest rate derivatives that were designated in a qualified hedging relationship.

Nondesignated Hedges

The Company has interest rate swaps that are not designated in a qualifying hedging relationship. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain loan customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

At December 31, 2023, the Company had six interest rate swaps, totaling $82.2 million in notional amount, with commercial customers, and six interest rate swaps with the same notional amount with third parties related to its program. In addition, at December 31, 2023, the Company had one participation loan purchased totaling $8.6 million, in which the lead institution has an interest rate swap with their customer and the economics of the counterparty swap are passed along to the Company through the loan participation. At December 31, 2022, the Company had six interest rate swaps and one interest rate cap totaling $107.0 million in notional amount with commercial customers, and six interest rate swaps and one interest rate cap with the same notional amount with third parties related to its program. In addition, at December 31, 2022, the Company had one participation loan purchased totaling $8.8 million, in which the lead institution has an interest rate swap with their customer and the economics of the counterparty swap are passed along to the Company through the loan participation. During the years ended December 31, 2023, 2022 and 2021, the Company recognized net gains (losses) of $(337,000), $321,000 and $312,000, respectively, in non-interest income related to changes in the fair value of these swaps.

Fair Value Hedges

Interest Rate Swaps. As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, in February 2023, the Company entered into interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of certain of its fixed rate brokered deposits. The total notional amount of the swaps was $95 million with a termination date of February 28, 2025. Under the terms of the swaps, the Company receives a fixed rate of interest of 4.65% and pays a floating rate of interest equal to USD-SOFR-COMPOUND plus a spread. The floating rate resets monthly and net settlements of interest due to/from the counterparty also occurs monthly. To the extent that the fixed rate of interest exceeds USD-SOFR-COMPOUND plus the spread, the Company receives net interest settlements which are recorded as a reduction of deposit interest expense. If USD-SOFR-COMPOUND plus the spread exceeds the fixed rate of interest, the Company is required to pay net settlements to the counterparty and record those net payments as interest expense on deposits.

Subsequent to December 31, 2023, the Company elected to terminate these swaps prior to their contractual termination date in 2025. The Company received a net settlement payment from the swap counterparty totaling $26,500 upon termination. At the time of the early termination, the Company had recorded a market value adjustment to the brokered deposit of $163,000, which will now be amortized as a reduction of interest expense beginning in January 2024 through February 2025.

Cash Flow Hedges

Interest Rate Swap. As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, in October 2018, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $400 million with a termination date of October 6, 2025. Under the terms of the swap, the Company received a fixed rate of interest of 3.018% and paid a floating rate of interest equal to one-month USD-LIBOR. The floating rate was reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. To the extent that the fixed rate of interest exceeded one-month USD-LIBOR, the Company received net interest settlements which were recorded as loan interest income. If USD-LIBOR exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans.

In March 2020, the Company and its swap counterparty mutually agreed to terminate the $400 million interest rate swap prior to its contractual maturity. The Company was paid $45.9 million from its swap counterparty as a result of this termination. This $45.9 million, less the accrued interest portion and net of deferred income taxes, was reflected in the Company's stockholders' equity as part of Accumulated Other Comprehensive Income (AOCI) and a portion of it is being accreted to interest income on loans monthly through the original contractual termination date of October 6, 2025. This has the effect of reducing Accumulated Other Comprehensive Income and increasing Net Interest Income and Retained Earnings over the period. The Company recorded interest income of $8.1 million, $8.1 million and $8.1 million on this interest rate swap during the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the Company expected to have a sufficient amount of eligible variable rate loans to continue to accrete this interest income in future periods. If this expectation changes and the amount of eligible variable rate loans decreases significantly, the Company may be required to recognize this interest income more rapidly.

In March 2022, the Company entered into an interest rate swap transaction as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of the swap was $300 million, with a termination date of March 1, 2024. Under the terms of the swap, the Company received a fixed rate of interest of 1.6725% and paid a floating rate of interest equal to one-month USD-LIBOR (or the equivalent replacement rate if USD-LIBOR rate is not available). The floating rate reset monthly and net settlements of interest due to/from the counterparty also occurred monthly. The floating rate of interest was 5.456% as of December 31, 2023. To the extent the floating rate of interest exceeded the fixed rate of interest, the Company was required to pay net settlements to the counterparty and record those net payments as a reduction of interest income on loans. If the fixed rate of interest exceeded the floating rate of interest, the Company received net interest settlements, which were recorded as loan interest income. The Company recorded a reduction of loan interest income related to this swap transaction of $10.4 million and $941,000 for the years ended December 31, 2023 and December 31, 2022, respectively.

In July 2022, the Company entered into two additional interest rate swap transactions as part of its ongoing interest rate management strategies to hedge the risk of its floating rate loans. The notional amount of each swap is $200 million with an effective date of May 1, 2023 and a termination date of May 1, 2028. Under the terms of one swap, the Company receives a fixed rate of interest of 2.628% and pays a floating rate of interest equal to one-month USD-SOFR OIS. Under the terms of the other swap, beginning in May 2023, the Company receives a fixed rate of interest of 5.725% and pays a floating rate of interest equal to one-month USD-Prime. In each case, the floating rate is reset monthly and net settlements of interest due to/from the counterparty also occur monthly. To the extent the fixed rate of interest exceeds the floating rate of interest, the Company receives net interest settlements, which is recorded as loan interest income. If the floating rate of interest exceeds the fixed rate of interest, the Company pays net settlements to the counterparty and records those net payments as a reduction of interest income on loans. At December 31, 2023, the

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

USD-Prime rate was 8.50% and the one-month USD-SOFR OIS rate was 5.34446%. The Company recorded a reduction of loan interest income related to the two July 2022 interest rate swaps of $7.2 million for the year ended December 31, 2023. Net settlements on these two interest rate swaps began in May 2023.

The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affected earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During each of the three months and year ended December 31, 2023 and 2022, the Company recognized no non-interest income related to changes in the fair value of these derivatives.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Statements of Financial Condition:

	Location in Consolidated Statements of Financial Condition	Fair Value	
		December 31, 2023	December 31, 2022
		(In Thousands)	
Derivatives designated as hedging instruments			
Derivative Liability			
Active interest rate swap	Accrued expenses and other liabilities	$ 17,296	$ 31,277
Total derivatives designated as hedging instruments		$ 17,296	$ 31,277
Derivatives not designated as hedging instruments			
Derivative Assets			
Interest rate products	Prepaid expenses and other assets	$ 8,205	$ 11,061
Total derivatives not designated as hedging instruments		$ 8,205	$ 11,061
Derivative Liabilities			
Interest rate products	Accrued expenses and other liabilities	$ 8,040	$ 10,820
Total derivatives not designated as hedging instruments		$ 8,040	$ 10,820

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The following table presents the effect of cash flow hedge accounting on the statements of comprehensive income:

Cash Flow Hedges	Amount of Gain (Loss) Recognized in AOCI Year Ended December 31		
	2023	2022	2021
	(In Thousands)		
Terminated interest rate swaps, net of income taxes	$ (6,267)	$ (6,271)	$ (6,271)
Active interest rate swaps, net of income taxes	10,541	(23,582)	—
	$ 4,274	$ (29,853)	$ (6,271)

The following table presents the effect of cash flow hedge accounting on the statements of income:

Cash Flow Hedges	Year Ended December 31					
	2023		2022		2021	
	Interest Income	Interest Expense	Interest Income	Interest Expense	Interest Income	Interest Expense
	(In Thousands)					
Terminated interest rate swaps	$ 8,122	$ —	$ 8,123	$ —	$ 8,123	$ —
Active interest rate swaps	(17,618)	—	(941)	—	—	—
	$ (9,496)	$ —	$ 7,182	$ —	$ 8,123	$ —

Agreements with Derivative Counterparties

The Company has agreements with its derivative counterparties. If the Company defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. If the Bank fails to maintain its status as a well-capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements. Similarly, the Company could be required to settle its obligations under certain of its agreements if certain regulatory events occur, such as the issuance of a formal directive, or if the Company's credit rating is downgraded below a specified level.

At December 31, 2023, the termination value of derivatives with our derivative dealer counterparties (related to loan level swaps with commercial lending customers and an active interest rate swap to hedge risk related to the Company's variable rate loans) in an overall net asset position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $137,000. The Company has minimum collateral posting thresholds with its derivative dealer counterparties. At December 31, 2023, the Company had given cash collateral to one derivative counterparty of $11.6 million to cover its net fair value position. This counterparty position included collateral from the counterparty of $8.2 million for commercial lending swaps, collateral from the Company of $19.2 million for interest rate swaps related to variable rate loans and collateral from the Company of $44,000 for swaps related to brokered deposits.

At December 31, 2022, the termination value of derivatives with our derivative dealer counterparties (related to loan level swaps with commercial lending customers) in a net asset position, which included accrued interest but excluded any adjustment for nonperformance risk, related to these agreements was $242,000. Additionally, the Company's activity with one of its derivative counterparties met the level at which the minimum collateral posting thresholds take effect (collateral to be given by the Company) and the Company had posted collateral of $20.7 million to the derivative counterparty.

If the Company had breached any of these provisions at December 31, 2023 or December 31, 2022, it could have been required to settle its obligations under the agreements at the termination value. Under the collateral agreements between the parties, either party may choose to provide cash or securities to satisfy its collateral requirements.

Note 17: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2023 and 2022, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $1.6 million and $97.1 million, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $12.3 million and $16.8 million at December 31, 2023 and 2022, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $16.5 million and $16.7 million at December 31, 2023 and 2022, respectively, with no letters of credit having terms over five years.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

At December 31, 2023, the Bank had granted unused lines of credit to borrowers aggregating approximately $1.0 billion and $204.0 million for commercial lines and open-end consumer lines, respectively. At December 31, 2022, the Bank had granted unused lines of credit to borrowers aggregating approximately $1.8 billion and $199.2 million for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in its market areas. Although the Bank has a diversified portfolio, loans (including FDIC-assisted acquired loans) aggregating approximately $788.6 million and $814.1 million at December 31, 2023 and 2022, respectively, were secured primarily by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis area.

Note 18:   Additional Cash Flow Information

	Year Ended December 31,		
	2023	2022	2021
	(In Thousands)		
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$ 142	$ 371	$ 1,154
Transfer of available-for-sale securities to held-to-maturity	—	226,500	—
Conversion of premises and equipment to foreclosed assets	—	—	1,215
Dividends declared but not paid	4,722	4,893	4,727
Additional Cash Payment Information			
Interest paid	100,405	24,999	22,700
Income taxes paid	7,888	10,258	12,959

Note 19:   Employee Benefits

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra DB Plan), a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan continue to accrue benefits. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for this plan for the years ended December 31, 2023, 2022 and 2021, were approximately $1.7 million, $1.5 million and $2.1 million, respectively. The Company's contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the plan. The funded status of the plan as of July 1, 2023 and 2022, was 94.4% and 100.0%, respectively. The funded status was calculated by taking the market value of plan assets, which reflected contributions received through June 30, 2023 and 2022, respectively, divided by the funding target. No collective bargaining agreements are in place that require contributions to the Pentegra DB Plan.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 3% of the employee's compensation and also matches an additional 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for this plan for the years ended December 31, 2023, 2022 and 2021, were approximately $1.8 million, $1.7 million and $1.7 million, respectively.

Note 20:   Stock Compensation Plans

The Company established the 2013 Equity Incentive Plan (the "2013 Plan") for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 700,000 shares of common stock. On May 9, 2018, the Company's stockholders approved the Great Southern Bancorp, Inc. 2018 Omnibus Incentive Plan (the "2018 Plan"). Upon the stockholders' approval of the 2018 Plan, the 2013 Plan was frozen. As a result, no new stock options or other awards may be granted under the 2013 Plan; however, existing outstanding awards under the 2013 Plan were not affected. At December 31, 2023, 215,394 options were outstanding under the 2013 Plan.

The Company established the 2018 Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 800,000 shares of common stock. On May 11, 2022, the Company's stockholders approved the Great Southern Bancorp, Inc. 2022 Omnibus Incentive Plan (the "2022 Plan"). Upon the stockholders' approval of the 2022 Plan, the 2018 Plan was frozen. As a result, no new stock options or other awards may be granted under the 2018 Plan; however, existing outstanding awards under the 2018 Plan were not affected. At December 31, 2023, 612,511 options were outstanding under the 2018 Plan.

The 2022 Plan provides for the grant from time to time to directors, emeritus directors, officers, employees and advisory directors of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. The number of shares of common stock available for awards under the 2022 Plan is 900,000 (the "2022 Plan Limit"). Shares utilized for awards other than stock options and stock appreciation rights will be counted against the 2022 Plan Limit on a 2.5-to-1 basis. At December 31, 2023, 412,400 options were outstanding under the 2022 Plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options generally are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Compensation Committee has discretion to accelerate a participant's right to exercise an option.

Stock awards may be granted upon terms and conditions determined solely at the discretion of the Compensation Committee.

The table below summarizes transactions under the Company's stock compensation plans, all of which related to stock options granted under such plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2021	245,350	971,107	$ 48.079
Granted from 2018 Plan	(202,700)	202,700	57.980
Exercised	—	(91,285)	40.532
Forfeited from terminated plan(s)	—	(5,197)	44.563
Forfeited from current plan(s)	44,022	(44,022)	52.256
Balance, December 31, 2021	86,672	1,033,303	50.528
Granted from 2018 Plan	(2,500)	2,500	61.550
Forfeited from terminated plan(s)	39,235	(39,235)	52.523
Termination of 2018 Plan	(123,407)	—	—
Available to Grant from 2022 Plan	900,000	—	—
Granted from 2022 Plan	(205,900)	205,900	61.505
Exercised	—	(136,801)	42.149
Forfeited from current plan(s)	750	(750)	61.550
Balance, December 31, 2022	694,850	1,064,917	53.671
Forfeited from terminated plan(s)	—	(9,100)	51.123
Granted from 2022 Plan	(210,300)	210,300	53.166
Exercised	—	(22,762)	38.830
Forfeited from current plan(s)	3,050	(3,050)	61.550
Balance, December 31, 2023	487,600	1,240,305	$ 53.857

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of each of years two, three, four and five from the grant date. As provided for under FASB ASC 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, ASC 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. The Company's historical forfeitures of its share-based awards have not been significant. Forfeitures are estimated annually based on historical information.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Expected dividends per share	$ 1.60	$ 1.60	$ 1.44
Risk-free interest rate	4.51%	3.77%	1.24%
Expected life of options	6 years	6 years	5 years
Expected volatility	23.69%	23.70%	28.33%
Weighted average fair value of options granted during year	$ 11.69	$ 13.46	$ 11.56

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Expected volatilities are based on the historical volatility of the Company's stock price over the measured period. The expected life of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. For 2023 and 2022, the risk-free interest rate is based on the average of the five-year treasury rate and the seven-year treasury rate on the grant date of the options. For 2021, the risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2023:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2023	1,064,917	$ 53.671	7.13 years
Granted	210,300	53.166	
Exercised	(22,762)	38.830	
Forfeited	(12,150)	53.741	
Options outstanding, December 31, 2023	1,240,305	53.857	6.74 years
Options exercisable, December 31, 2023	571,490	$ 51.688	4.64 years

For the years ended December 31, 2023, 2022 and 2021, options granted were 210,300, 208,400, and 202,700, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2023, 2022 and 2021, was $354,000, $2.6 million and $1.4 million, respectively. Cash received from the exercise of options for the years ended December 31, 2023, 2022 and 2021, was $884,000, $6.3 million and $3.7 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $212,000 million, $2.3 million and $1.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total intrinsic value of options outstanding at December 31, 2023, 2022 and 2021, was $7.4 million, $6.7 million and $9.2 million, respectively. The total intrinsic value of options exercisable at December 31, 2023, 2022 and 2021, was $4.5 million, $4.1 million and $5.3 million, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2023.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2023	636,844	$ 56.073	$ 11.117
Granted	210,300	53.166	11.681
Vested this period	(169,592)	53.882	9.755
Nonvested options forfeited	(8,737)	56.347	11.299
Nonvested options, December 31, 2023	668,815	$ 55.711	$ 11.640

For the years ended December 31, 2023, 2022 and 2021, compensation expense for stock option grants was $1.6 million, $1.4 million and $1.2 million, respectively. At December 31, 2023, there was $7.0 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2029, with the majority of this expense recognized in 2024 and 2025.

The following table further summarizes information about stock options outstanding at December 31, 2023:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$32.590 to 38.610	26,906	0.96 years	$ 33.317	26,906	$ 33.317
$41.300 to 41.740	200,538	5.71 years	41.628	119,930	41.552
$50.250 to 59.750	668,327	6.87 years	54.686	316,725	54.194
$60.150 to 62.010	344,534	7.55 years	60.971	107,929	60.176
	1,240,305	6.74 years	$ 53.857	571,490	$ 51.688

Note 21: Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses are reflected in *Note 3*. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Note 22: Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (AOCI), included in stockholders' equity, are as follows:

	2023	2022
	(In Thousands)	
Net unrealized gain (loss) on available-for-sale securities	$ (53,685)	$ (62,622)
Net unrealized gain (loss) on held-to-maturity securities	(65)	118
Net unrealized gain (loss) on active derivatives used for cash flow hedges	(17,296)	(31,277)
Net unrealized gain on terminated derivatives used for cash flow hedges	14,354	22,478
	(56,692)	(71,303)
Tax effect	14,211	17,948
Net-of-tax amount	$ (42,481)	$ (53,355)

Amounts reclassified from AOCI and the affected line items in the statements of income during the years ended December 31, 2023, 2022 and 2021, were as follows:

	Amounts Reclassified from AOCI			Affected Line Item in the Statements of Income
	2023	2022	2021	
	(In Thousands)			
Unrealized loss on available-for-sale securities	$ —	$ (130)	$ —	Net realized gains (losses) on available-for-sale securities (total reclassified amount before tax)
Change in fair value of cash flow hedge	8,122	8,123	8,123	Amortization of realized gain on termination of cash flow hedge (total reclassification amount before tax)
Income taxes	(1,855)	(1,820)	(1,852)	Tax (expense) benefit
Total reclassifications out of AOCI	$ 6,267	$ 6,173	$ 6,271	

Note 23:   Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under GAAP, regulatory reporting practices, and regulatory capital standards. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulatory reporting standards to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below as of December 31, 2023) of Total and Tier I Capital (as defined) to risk-weighted assets (as defined), of Tier I Capital (as defined) to adjusted tangible assets (as defined) and of Common Equity Tier 1 Capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2023, that the Bank met all capital adequacy requirements to which it was then subject.

As of December 31, 2023, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as of December 31, 2023, the Bank must have maintained minimum Total capital, Tier I capital, Tier 1 Leverage capital and Common Equity Tier 1 capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2023 and 2022, the Company and the Bank exceeded their minimum capital requirements then in effect. The entities may not pay dividends which would reduce capital below the minimum requirements shown below. In addition to the minimum capital ratios, the capital rules include a capital conservation buffer, under which a banking organization must have Common Equity Tier 1 capital more than 2.5% above each of its minimum risk-based capital ratios in order to avoid restrictions on paying dividends, repurchasing shares, and paying certain discretionary bonuses. The net unrealized gain or loss on securities is not included in computing regulatory capital.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
			(Dollars In Thousands)			
As of December 31, 2023						
Total capital						
Great Southern Bancorp, Inc.	$ 770,885	15.2%	$ 406,994	8.0%	N/A	N/A
Great Southern Bank	$ 728,113	14.3%	$ 406,744	8.0%	$ 508,430	10.0%
Tier I capital						
Great Southern Bancorp, Inc.	$ 632,279	12.4%	$ 305,246	6.0%	N/A	N/A
Great Southern Bank	$ 664,545	13.1%	$ 305,058	6.0%	$ 406,744	8.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$ 632,279	11.0%	$ 229,992	4.0%	N/A	N/A
Great Southern Bank	$ 664,545	11.6%	$ 229,692	4.0%	$ 287,115	5.0%
Common equity Tier I capital						
Great Southern Bancorp, Inc.	$ 607,279	11.9%	$ 228,934	4.5%	N/A	N/A
Great Southern Bank	$ 664,545	13.1%	$ 228,794	4.5%	$ 330,480	6.5%
As of December 31, 2022						
Total capital						
Great Southern Bancorp, Inc.	$ 746,287	13.5%	$ 440,767	8.0%	N/A	N/A
Great Southern Bank	$ 721,616	13.1%	$ 440,683	8.0%	$ 550,854	10.0%
Tier I capital						
Great Southern Bancorp, Inc.	$ 607,807	11.0%	$ 330,575	6.0%	N/A	N/A
Great Southern Bank	$ 658,136	11.9%	$ 330,512	6.0%	$ 440,683	8.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$ 607,807	10.6%	$ 228,673	4.0%	N/A	N/A
Great Southern Bank	$ 658,136	11.5%	$ 228,511	4.0%	$ 285,638	5.0%
Common equity Tier I capital						
Great Southern Bancorp, Inc.	$ 582,807	10.6%	$ 247,932	4.5%	N/A	N/A
Great Southern Bank	$ 658,136	11.9%	$ 247,884	4.5%	$ 358,055	6.5%

Note 24: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some of which seek substantial relief or damages. While the ultimate outcome of such legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Note 25:   Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2023, 2022 and 2021:

	2023			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 71,463	$ 73,618	$ 75,272	$ 76,482
Interest expense	18,271	25,480	28,534	31,335
Provision for credit losses on loans	1,500	—	—	750
Provision (credit) for unfunded commitments	(826)	(1,619)	(1,195)	(1,689)
Net realized gain (loss) on available-for-sale securities	—	—	—	—
Non-interest income	7,889	7,769	7,852	6,563
Non-interest expense	34,463	34,718	35,557	36,285
Provision for income taxes	5,488	4,488	4,349	3,219
Net income available to common shareholders	20,456	18,320	15,879	13,145
Earnings per common share – diluted	1.67	1.52	1.33	1.11

	2022			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 46,673	$ 52,698	$ 59,657	$ 67,949
Interest expense	3,407	3,687	6,759	13,330
Provision for credit losses on loans	—	—	2,000	1,000
Provision (credit) for unfunded commitments	(193)	2,223	1,315	(159)
Net realized gain (loss) on available-for-sale securities	7	—	31	(168)
Non-interest income	9,176	9,319	7,984	7,661
Non-interest expense	31,268	33,004	34,758	34,336
Provision for income taxes	4,380	4,699	4,676	4,499
Net income available to common shareholders	16,987	18,224	18,133	22,604
Earnings per common share – diluted	1.30	1.44	1.46	1.84

	2021			
	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands, Except Per Share Data)			
Interest income	$ 50,633	$ 50,452	$ 49,640	$ 47,948
Interest expense	6,544	5,768	4,717	3,723
Provision (credit) for credit losses on loans	300	(1,000)	(3,000)	(3,000)
Provision (credit) for unfunded commitments	—	—	—	—
Net realized gain (loss) on available-for-sale securities	(674)	(307)	643	1,277
Non-interest income	9,736	9,585	9,798	9,198
Non-interest expense	30,321	30,191	31,339	35,784
Provision for income taxes	5,010	5,271	5,375	4,081
Net income available to common shareholders	18,868	20,114	20,364	15,281
Earnings per common share – diluted	1.36	1.46	1.49	1.14

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

Note 26:   Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2023 and 2022, and statements of income, comprehensive income and cash flows for the years ended December 31, 2023, 2022 and 2021, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31,	
	2023	2022
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 47,048	$ 29,097
Investment in subsidiary bank	629,096	608,416
Deferred and accrued income taxes	641	148
Prepaid expenses and other assets	877	882
	$ 677,662	$ 638,543
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 5,480	$ 5,401
Subordinated debentures issued to capital trust	25,774	25,774
Subordinated notes	74,579	74,281
Common stock	118	122
Additional paid-in capital	44,320	42,445
Retained earnings	569,872	543,875
Accumulated other comprehensive income (loss)	(42,481)	(53,355)
	$ 677,662	$ 638,543

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

	2023	2022	2021
	(In Thousands)		
Statements of Income			
Income			
Dividends from subsidiary bank	$ 65,000	$ 60,000	$ 74,000
Other income	—	—	—
	65,000	60,000	74,000
Expense			
Operating expenses	2,780	2,550	2,121
Interest expense	6,158	5,298	7,613
	8,938	7,848	9,734
Income before income tax and equity in undistributed earnings of subsidiaries	56,062	52,152	64,266
Credit for income taxes	(1,932)	(1,608)	(1,850)
Income before equity in earnings of subsidiaries	57,994	53,760	66,116
Equity in undistributed earnings of subsidiaries	9,806	22,188	8,511
Net income	$ 67,800	$ 75,948	$ 74,627

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

	2023	2022	2021
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income	$ 67,800	$ 75,948	$ 74,627
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(9,806)	(22,188)	(8,511)
Compensation expense for stock option grants	1,621	1,437	1,225
Amortization of interest rate derivative and deferred costs on subordinated notes	298	297	587
Changes in			
Prepaid expenses and other assets	5	(14)	15
Accounts payable and accrued expenses	250	69	(1,661)
Income taxes	(493)	(54)	63
Net cash provided by operating activities	59,675	55,495	66,345
Investing Activities			
Net cash provided by investing activities	—	—	—
Financing Activities			
Purchases of the Company's common stock	(23,326)	(61,847)	(39,123)
Redemption of subordinated notes	—	—	(75,000)
Dividends paid	(19,282)	(19,181)	(18,800)
Stock options exercised	884	6,258	3,700
Net cash used in financing activities	(41,724)	(74,770)	(129,223)
Increase (Decrease) in Cash	(17,951)	(19,275)	(62,878)
Cash, Beginning of Year	29,097	48,372	111,250
Cash, End of Year	$ 47,048	$ 29,097	$ 48,372
Additional Cash Payment Information			
Interest paid	$ 6,107	$ 5,115	$ 9,103

	2023	2022	2021
		(In Thousands)	
Statements of Comprehensive Income			
Net Income	$ 67,800	$ 75,948	$ 74,627
Comprehensive income (loss) of subsidiaries	10,874	(86,114)	(20,392)
Comprehensive Income	$ 78,674	$ (10,166)	$ 54,235



GREAT SOUTHERN BANCORP, INC.



GreatSouthernBank.com

Please recycle.
002CSNE681 Annual Report